pharmacyclics®



2012 Annual Report



To Our Shareholders:

By every reasonable measure, Pharmacyclics has had a remarkable year. During the past 12 months, we have expanded the therapeutic reach of our lead product candidate, ibrutinib, as a cancer monotherapy and combination drug. We have reported positive results from recent clinical studies of ibrutinib in a variety of B-cell malignancies, secured a key development partnership with Janssen Biotech which has already generated $250 million in signing and milestone payments, launched three Phase III trials across the chronic lymphocytic leukemia and mantle cell lymphoma landscape, and expanded our intellectual property estate. We now have 51 issued patents and 157 patents pending worldwide relating to BTK inhibition. Further, we appointed experienced executives to key senior management positions and we attracted thousands of new stakeholders. Investors have taken notice and our share price has appreciated nicely.

While public recognition of our progress has been gratifying, we take great pride in the clinical results our joint venture team is generating. Physicians and clinicians have informed us of the positive impact our ibrutinib medicine is having on patients with hematologic malignancies, validating the belief and faith we have in our future. Cancer can inhibit life. Medicine that inhibits cancer in a patient-friendly manner would constitute a major step forward for science, society and patients in need. Indeed this is the mission we are on. Patient-friendly, very effective medicinal therapy.

In our clinical trials, ibrutinib has continued to show positive effects on disease progression in patients with chronic lymphocytic leukemia, small cell lymphocytic lymphoma, mantle cell lymphoma, follicular lymphoma, diffuse large B-cell lymphoma, Waldenstrom lymphoma and even in patients with genetic abnormalities like 17p deletion. According to physician authored presentations delivered at the recent annual meetings of the American Society of Hematology, American Society of Clinical Oncology and European Hematology Association, ibrutinib has shown relatively few dose-limiting side effects. Physicians also reported trial results in which ibrutinib has enabled patients to remain free from progression of their cancer for longer periods of time than standard therapy. Patients have also experienced relatively high overall response rates to ibrutinib when used as single agent or in combination. We plan to present further updates on these findings later this year. Pharmacyclics is committed to the concept of "patient-friendly" oncology therapy and we are doing all in our power to make it a reality. Ibrutinib is what we call a platform product. A discreet small molecule that is demonstrating relative effectiveness across a broad range of blood cancers.

Postulating future studies continue to show compelling evidence of efficacy and safety in the treatment of hematologic malignancies and potentially autoimmune diseases, especially in comparison to current therapies, we have a unique opportunity to play a leadership role in setting new standards for patient-friendly, body-harmonious, once a day, oral-dosed, medicines with high therapeutic indexes. These are the goals and healthcare outcomes that excite and motivate us each and every day.

Our colleagues at Janssen share our passion for ibrutinib and have been high performance and enthusiastic partners in its development and positive progress. We are thankful to have them as our collaborators and look forward to initiating a number of new Phase III and Phase II clinical studies with Janssen throughout this fiscal year-end and beyond.

Great teams have a common denominator – they successfully push forward a common purpose. We believe strongly in our mission to develop safer and more effective medicines. Our short, intermediate and long-term success will depend upon a strong corporate culture that values a high sense of obligation and responsibility at the individual and organization level, open communication, scientific & administrative expertise, and an unwavering commitment to patients in need of our therapies. As part of this commitment, we are establishing the Pharmacyclics Training Institute. This Institute will provide our employees with ongoing education and training. This is meant to ensure that we teach, learn and correctly implement best business practices across our company and adhere to the highest codes of business conduct in everything we do. It is an exciting new initiative for us and an important reflection of our desire to nurture the long-term capabilities and strength of our employees. This will enhance our ability to better serve patient and societal healthcare needs.

I am confident Team Pharmacyclics has the vision, products, resources, talent, ability and intention to launch patient-friendly cancer medicines around the world. Once we establish our presence in the coming new era of patient-friendly oncology therapy, we postulate leading the charge far into the future.

On behalf of the Pharmacyclics Board of Directors and all of our employees, we thank our stakeholders for their support. We look forward to providing updates on our progress in the year ahead.

Sincerely,

Bob Duggan
Chairman & CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended June 30, 2012

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________.

Commission File Number: 000-26658

Pharmacyclics, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	**94-3148201**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
995 E. Arques Avenue, Sunnyvale, CA	**94085-4521**
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: **(408) 774-0330**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Common Stock, $.0001 Par Value	Nasdaq Capital Market

Securities registered pursuant to Section 12(g) of the Act: None
(Title of Class)

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files) Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendments to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. Check one:

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting stock held by non-affiliates of the Registrant was $684,187,189 based on the closing sale price of the Registrant's common stock on The NASDAQ Stock Market LLC on the last business day of the Registrant's most recently completed second fiscal quarter. Shares of the Registrant's common stock beneficially owned by each executive officer and director of the Registrant and by each person known by the Registrant to beneficially own 10% or more of its outstanding common stock have been excluded, in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes. The number of outstanding shares of the Registrant's common stock as of August 20, 2012 was 69,514,146.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the following document are incorporated by reference into Part III of this Form 10-K: the Definitive Proxy Statement for the Registrant's 2012 Annual Meeting of Stockholders which will be filed with the Securities and Exchange Commission within 120 days after the end of the Registrant's fiscal year.

ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED JUNE 30, 2012

TABLE OF CONTENTS

Part I

Important Factors Regarding Forward-Looking Statements

This report contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "possible," "potential," "predict," "should" or "will" or the negative of such terms or other comparable terminology. In particular, forward-looking statements include:

- *statements about our future capital requirements and the sufficiency of our cash, cash equivalents, marketable securities and other financing proceeds to meet these requirements;*
- *information concerning possible or assumed future results of operations, trends in financial results and business plans;*
- *statements about our product development schedule;*
- *statements about our expectations for and timing of regulatory approvals for any of our product candidates;*
- *statements about the level of our expected costs and operating expenses;*
- *statements about the potential results of ongoing or future clinical trials;*
- *other statements about our plans, objectives, expectations and intentions; and*
- *other statements that are not historical fact.*

From time to time, we also may provide oral or written forward-looking statements in other materials we release to the public. Forward-looking statements are only predictions that provide our current expectations or forecasts of future events. Any or all of our forward-looking statements in this report and in any other public statements are subject to unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance or achievements. You should not place undue reliance on these forward-looking statements.

We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Also note that we provide a cautionary discussion of risks, uncertainties, assumptions and other factors relevant to our business under the caption Risk Factors and elsewhere in this report. These are risks that we think could cause our actual results to differ materially from expected or historical results.

Item 1. Business

Company Overview

We are a clinical-stage biopharmaceutical company focused on developing and commercializing innovative small-molecule drugs for the treatment of cancer and immune mediated diseases. Our corporate mission statement reads as follows: To build a viable biopharmaceutical company that designs, develops and commercializes novel therapies intended to improve quality of life, increase duration of life and resolve serious medical healthcare needs; To identify promising product candidates based on exceptional scientific development expertise, develop our products in a rapid, cost-efficient manner and to pursue commercialization and/or development partners when and where appropriate. We exist to make a difference for the better and these are important times to do that.

Presently, we have three product candidates in clinical development and several preclinical molecules in lead optimization. We are committed to high standards of ethics, scientific rigor, and operational efficiency as we move each of these programs toward potential commercialization. To date, nearly all of our resources have been dedicated to the research and development of our products, and we have not generated any commercial revenues from the sale of our products. We do not anticipate the generation of any product commercial revenue until we receive the necessary regulatory and marketing approvals to launch one of our products.

During the fiscal year ended June 30, 2012, we exited the development stage, as defined in Financial Accounting Standards Board Accounting Standards Codification Topic 915, "Development Stage Entities" with the signing of our first significant collaboration with Janssen Biotech, Inc. ("Janssen") (See Note 4 to the Consolidated Financial Statements), from which we received our first significant revenue from principal operations, reflective that we are no longer in the development stage.

In 2006, we acquired multiple small molecule drug candidates for the treatment of cancer and other diseases from Celera Genomics, an Applera Corporation business (now Celera Corporation - a subsidiary of Quest Diagnostics Incorporated), including technology and intellectual property relating to drugs that target histone deacetylase ("HDAC") enzymes (specific and multiple isoforms), a Factor VIIa inhibitor targeting a tumor signaling pathway involved in angiogenesis, tumor growth and metastases and B-cell associated tyrosine kinase inhibitors potentially useful for the treatment of lymphomas/leukemias, anti-inflammatory and autoimmune diseases. Since that time we have advanced these programs by bringing several product candidates into clinical development.

We are headquartered in Sunnyvale, California and are listed on NASDAQ under the symbol PCYC. To learn more about how Pharmacyclics advances science to improve human healthcare visit us at http://www.pharmacyclics.com. Information found on our website is not incorporated by reference into this report.

Our Pipeline

Our clinical development and product candidates are small-molecule enzyme inhibitors designed to target key biochemical pathways involved in human diseases with critical unmet needs. We currently have three proprietary drug candidates under clinical development and several preclinical lead molecules. These include: an inhibitor of Bruton's tyrosine kinase ("BTK") ibrutinib (PCI-32765, hereafter referred to as ibrutinib) currently initiating Phase III studies in hematologic malignancies, a BTK inhibitor lead optimization program targeting anti-inflammatory and autoimmune indications, an inhibitor of Factor VIIa ("PCI-27483") in a Phase II clinical trial in pancreatic cancer and a HDAC inhibitor abexinostat (formerly known as PCI-24781) currently in Phase I and II clinical trials in solid tumors and hematological malignancies.

Status of Products in Pre-Clinical and Clinical Development

The table below summarizes our pre-clinical programs and clinical product candidates and their stage of development:

Product Candidates	Disease Indication	Development Status (1)
Ibrutinib (PCI-32765) BTK Inhibitor	B-cell lymphomas: • Treatment naive and relapsed/refractory chronic lymphocytic leukemia • Relapsed/refractory mantle cell lymphoma • Treatment naive and relapsed/refractory diffuse large B-cell lymphoma • Relapsed/refractory follicular lymphoma	Multiple trials (Phase I, II, III)
	Relapsed/refractory Multiple myeloma	Phase Ib/II
BTK Inhibitor lead optimization program	Autoimmune and anti-inflammatory disease	Lead optimization and preclinical testing
Abexinostat (PCI-24781) HDAC Inhibitor	Relapsed/refractory lymphomas Relapsed soft tissue sarcoma Relapsed solid tumors	Multiple trials (Phase I, II)
PCI-27483 Factor VIIa Inhibitor	Pancreatic cancer	Phase II
HDAC8 Inhibitor Program	Cancer	Lead optimization and preclinical testing

(1) "Phase I" means initial human clinical trials designed to establish the safety, dose tolerance, pharmaconkinetics (i.e., absorption, metabolism, excretion) and pharmacodynamics (i.e. biological markers for activity) of a compound. "Phase II" means human clinical trials designed to establish safety, optimal dosage and preliminary activity of a compound in a patient population. "Phase III" means human clinical trials designed to establish the safety and efficacy of a compound. These are the most important trials required by the Food and Drug Administration ("FDA") and are done to rigorously establish the clinical benefit and safety profile of a drug in a particular patient population. "Preclinical" means the stage of drug development prior to human clinical trials in which a molecule is optimized for "drug like" properties and evaluated for efficacy, pharmacokinetics, pharmacodynamics and safety.

Our Drug Development Programs

BTK Inhibitor Program

We are pioneering the development of orally bioavailable inhibitors of BTK, a signaling protein that is critically important for the activity of B-cells (immune cells that can develop into antibody producing cells). B-cell lymphomas and leukemias, which are common blood cancers, result from mutations acquired during B-cell development that lead to uncontrolled B-cell proliferation. Also, when B-cells are overactive, the immune system can produce antibodies that begin to attack the body's own tissue, leading to autoimmune diseases. Both autoimmune diseases and B-cell malignancies are thought to be driven by overactive signaling and activation of the B-cell antigen receptor, a process that is dependent on BTK.

We have developed ibrutinib, which has demonstrated clinical activity and tolerability in Phase I and Phase II clinical trials in a variety of B-cell malignancies, including chronic lymphocytic leukemia ("CLL") and a number of non-Hodgkin's lymphoma ("NHL") subtypes. CLL, mantle cell lymphoma ("MCL"), follicular lymphoma ("FL"), diffuse large B-cell lymphoma ("DLBCL") and multiple myeloma ("MM") are specific indications of our current or planned Phase Ib/II and Phase III development program. We are currently using a multi-tier preclinical testing strategy to optimize inhibitors of BTK for anti-inflammatory and autoimmune diseases.

Mechanism of Action

Ibrutinib is a potent and selective small molecule inhibitor of BTK, a signaling kinase expressed in B-cells (white blood cells which help to fight infections). BTK is an enzyme that functions downstream of the B-cell antigen receptor ("BCR"), which is a protein on the surface of B-cells. When engaged, the BCR signaling pathway causes the B-cell to grow and develop. In a study funded entirely by Pharmacyclics, we found that selective inhibition of BTK with ibrutinib blocks B-cell receptor signaling and prevents B-cell activation (Honigberg et al., Proc Natl Acad Sci USA, 2010; 107: 13075-80). Ibrutinib binds covalently to the active site (cysteine-481) of BTK, thereby inhibiting the activity of BTK (IC50 of 0.5 nM). Importantly, BTK is not found in T-cells (a type of white blood cell that plays a key role in the immune system function). In vitro exposure of T-cells to ibrutinib shows that ibrutinib does not affect T-cell receptor signaling. Ibrutinib is a selective inhibitor and does not appear to bind to other cellular proteins, with few exceptions, as strongly and as rapidly as it does to BTK. In humans, the levels of ibrutinib in the blood are reduced by half within 2 to 4 hours of peak exposure. With the combination of irreversible "on-target" kinase inhibition and rapid elimination from the blood, we achieve 24-hour BTK inhibition with once daily dosing while reducing the duration of reversible inhibition of many "off-target" kinases. This has clinical relevance, as off-target kinase interactions can have an adverse effect on drug-safety profiles.

- Achieves full occupancy that is irreversibly sustained for 24 hours
- Rapid clearance prevents off target toxicity


How the Human Body Responds to Ibrutinib
BTK Active Site Occupancy
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
% Active-Site Occupancy (left axis) indicates irreversible Btk inhibition at cancer sites
Plasma concentration (right axis) reflects wash-out of drug from body
Plasma Concentration (ng/mL)
70
60
50
40
30
20
10
0
0 4 8 12 16 20 24 28
Time Post-dose (hours)

In CLL, multiple studies have documented evidence of enhanced BCR signaling, especially in patients with immunoglobulin variable heavy chain (IgVH) unmutated disease or those with increased ZAP-70 expression, which are predictors of poor prognosis to cytotoxic chemotherapy. We have recently published a detailed study demonstrating that ibrutinib promotes apoptosis, inhibits proliferation and also prevents CLL cells from responding to survival stimuli provided by the microenvironment (Herman et al, Blood, 2011; 117:6287-6296). In this study, treatment of activated CLL cells with ibrutinib inhibited the phosphorylation activity of BTK and effectively abrogated BTK-dependent downstream survival pathways including those involving ERK1/2, PI3K and NF-κB. Additionally, ibrutinib inhibited activation-induced proliferation of CLL cells in vitro, effectively blocking survival signals provided externally to CLL cells by components of the microenvironment including soluble factors (CD40L, BAFF, IL-6, IL-4 and TNF-α), fibronectin engagement and stromal cell contact.

Several lines of evidence suggest that signaling through the BCR pathway is necessary to sustain the viability of B-cell lymphomas, and BTK recently was identified in a siRNA screen as an essential kinase for survival in a subset of diffuse large cell lymphomas driven by activated BCR. In these cells, chronic active BCR signaling drives constitutive NF-κB signaling blocking apoptosis; blocking BTK with ibrutinib was shown to promote apoptosis in these cells (Davis et al., Nature, 2010; 463: 88-94).

Ibrutinib Clinical Development Update

During the fiscal year ended June 30, 2012, we provided updates on several of our clinical programs. The following is a summary of the clinical updates:

At the 2011 American Society of Hematology Annual meeting in December 2011, we presented interim results of our Phase II study in MCL patients. In the Phase II study PCYC-1104, ibrutinib was administered orally at 560 mg daily until disease progression. Efficacy data was reported on 51 patients (31 patients had bortezomib-naive disease, 20 patients had previously received bortezomib) who had post-baseline tumor assessments and were thus evaluable for response. The objective response rate ("ORR"), according to the 2007 Non-Hodgkin's Lymphoma International Working Group criteria, was 69% (35/51 patients). ORR was similar in bortezomib-naive and bortezomib-exposed patients (71% and 65%, respectively). At the time of the analysis 31 of 35 (89%) responding patients had ongoing responses at the median follow-up of 3.7 months. Consistent with previous trials of ibrutinib, the most common adverse events reported in this trial were Grade 1 (mild) or 2 (moderate) fatigue, diarrhea and nausea. Three patients discontinued the study at that time due to adverse events regardless of causality.

At the 2012 Annual Meeting of the American Society of Clinical Oncology ("ASCO") in June 2012, we presented for the first time data of our single agent Phase Ib/II study in the treatment-naive cohort in Chronic Lymphocytic Leukemia/Small Lymphocytic Lymphoma ("CLL/SLL") patients. The Phase II study PCYC-1102 included a total of 31 treatment-naive elderly (≥ 65 years) patients with CLL/SLL enrolled at two daily dose levels of ibrutinib, 420 mg (n=26) and 840 mg (n=5), respectively. At the median follow-up of 14.4 months in the 420 mg cohort, the overall response rate, including complete and partial responses, was 81% as measured by the 2008 International Workshop on Chronic Lymphocytic Leukemia ("IWCLL") criteria. Notably, complete response (no evidence of disease as measured by radiographic, blood and bone marrow) was achieved in 12% (n=3 patients) with ibrutinib as a single agent. The clinical responses (complete and partial) have been independent of high-risk clinical or genetic features. At the median follow-up of 14.4 months, the probability of progression free survival ("PFS") was 96% in the 420 mg cohort. The study safety profile of ibrutinib was particularly notable for minimal off target toxicities, consistent with earlier trials. The most common adverse events were Grade 1/2 diarrhea, nausea and fatigue. Grade 3 and Grade 4 hematologic events potentially related to ibrutinib occurred in 12% of patients. Of the 31 patients on the trial at the time of the analysis, there was only 1 patient that had discontinued due to disease progression.

PCYC-1102 elderly treatment-naive CLL/SLL patients Progression Free Survival Probability as presented at ASCO in June 2012:


PCYC-1102-CA: Progression-free Survival
Treatment-naïve patients ≥ 65 yrs
Estimated 15 mo PFS at 420 mg/d = 96%
PFS Probability
1 0
0 9
0 8
0 7
0 6
0 5
0 4
0 3
0 2
0 1
0 0
420mg/Day - Naive (N=26)
840mg/Day - Naive (N=5)
+ Censored
0
2
4
6
8
10
12
14
16
18
20
Months on Study
Data cut-off 13MAR2012

The first results of Phase II study PCYC-1109 were also presented at ASCO in June 2012 and included a total of 27 patients with Chronic Lymphocytic Leukemia/Small Lymphocytic Lymphoma/Prolymphocytic Leukemia ("CLL/SLL/PLL") (n=24) and Richter's transformation (n=3) that were treated in cohort one, in which ibrutinib (420 mg) was followed by concomitant ofatumumab with continued ibrutinib until progression. The combination was well tolerated, as indicated by reports that the majority of adverse events were Grades 1/2. No new safety signals were identified. At the time of the analysis for the CLL/SLL/PLL patients, the overall response rate, as measured by IWCLL criteria, and the progression free survival probability were both 100% at the median follow-up of 9.8 months. Also at the time of the analysis, 89% of CLL/SLL/PLL patients remained on study and only 1 patient had discontinued treatment by proceeding to stem cell transplant. The results of this Phase II study, as presented at ASCO in June 2012, included achievement of 100% tumor response, rapid onset of response, low relapse rate and a favorable safety profile which make this combination worthy of further study. Cohorts evaluating other therapeutic sequences with ofatumumab and ibrutinib are currently underway.

PCYC-1109 ibrutinib in combination with ofatumumab in relapsed or refractory CLL/SLL patients Progression Free Survival Probability as presented at ASCO in June 2012:


Progression-free Survival (CLL/SLL/PLL)
PFS Kaplan-Meier Curve
PFS Probability
1.0
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.0
1: CLL/SLL/PLL (N=24)
+ Censored
AtRisk 24 24 24 24 23 12 4 0
0 2 4 6 8 10 12 14
Months on Study

The Phase II Study PCYC-1108 was also presented at ASCO in June 2012 and enrolled a total of 30 patients treated with a combination of bendamustine and rituximab; 37% were considered refractory (treatment free interval ≤ 12 mo) to a purine analog (e.g. fludarabine) containing regimen and 13% refractory to bendamustine. Patients received ibrutinib in combination with bendamustine/rituximab. The combination therapy was well tolerated and there were no discontinuations due to adverse events. At the median follow-up of 8.1 months, the progression free survival probability was 90%. The overall response rate was 93%. Only 2 patients had reported progressive disease at the time of the analysis, an additional 5 patients had proceeded to stem cell transplant and 23 (77%) patients remained on study.

PCYC-1108 ibrutinib in combination with bendamustine/rituximab in relapsed or refractory CLL/SLL patients. Progression Free Survival Probability as presented at ASCO in June 2012:



Ibrutinib + BR Progression-free Survival
Censored
Survival Probability
1.0
0.8
0.6
0.4
0.2
0.0
30
29
28
16
3
0
0.0
2.5
5.0
7.5
10.0
12.5
Months on Study

The Phase II Study PCYC-1102 was also presented at the 17th Congress of the European Hematology Association ("EHA") in June 2012. This single agent study included a total of 92 patients with CLL/SLL (61 relapsed/refractory patients and 31 treatment-naive patients) enrolled at two daily dose levels of ibrutinib (420 mg and 840 mg). In addition to the data reported June 6, 2012 at ASCO on the treatment-naive patients, this oral presentation provided updated PFS data in the relapsed/refractory patient population. At the median follow-up of 17.5 months, the progression free survival probability in the 420 mg cohort was 87.7%. High risk relapsed/refractory patients with 17p deletion (N=20) and IgVH unmutated status (N=42), had an estimated 18-month PFS of >70% and >80%, respectively at the time of the analysis.

PCYC-1102 ibrutinib in relapsed or refractory CLL/SLL patients.
Progression Free Survival Probability as presented at EHA in June 2012:


PCYC-1102-CA: Progression-free Survival
Relapsed/refractory by dose
Estimated 18 mo PFS at 420mg/d = 87.7%
PFS Probability
1.0
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.0
420 mg/day – R/R (N=27)
840 mg/day – R/R (N=34)
0
2
4
6
8
10
12
14
16
18
20
Months on Study
Data cut-off 13MAR2012

The Phase II study PCYC-1108 was further updated during EHA in June of 2012. In addition to the ibrutinib plus BR data reported at ASCO the FCR combination study cohort (N=3) was presented. It required patients to be fludarabine naive and due to poor enrollment the cohort was suspended. At the median follow-up of 8.5 months all three patients had achieved an objective response, with two patients achieving minimal residual disease negative ("MRD-Negative") complete responses and at the time of analysis all patients remained progression free.

The Phase II Study PCYC-1106 using ibrutinib in patients with relapsed or refractory DLBCL completed enrollment in calendar Q2 2012 with 70 patients. This study is designed to assess the activity of ibrutinib in two genetically distinct subtypes of DLBCL, the activated B-cell ("ABC") subtype and the germinal center ("GC") subtype. The Company will evaluate over the next 12 months the data generated by this ongoing Phase II study to prepare a clinical development plan for ibrutinib in DLBCL.

We are encouraged by preliminary signals from our Phase I single agent trial, PCYC-04753, in follicular lymphoma and are currently developing a Phase II program in this histology.

The Phase II Study PCYC-1111 using ibrutinib in patients with relapsed or refractory MM started enrollment in calendar Q1 2012. The Company will evaluate over the next 12 months the data generated by this ongoing Phase II study to prepare a clinical development plan for ibrutinib in MM. Based on preclinical data of effects on the myeloma microenvironment as well as direct effects on malignant myeloma cells, we believe that BTK represents a viable therapeutic target in MM.

We have also initiated the first pivotal Phase III study in CLL/SLL. The Phase III randomized controlled study, PCYC-1112, RESONATE™, is designed to demonstrate superiority of ibrutinib to ofatumamab in relapsed or refractory CLL/SLL with a primary endpoint of progression free survival. The study is anticipated to enroll 350 patients that will be randomized 1:1.

Ibrutinib (PCI-32765) Worldwide Collaboration with Janssen

In December 2011, we entered into a worldwide collaboration and license agreement with Janssen, one of the Janssen Pharmaceutical Companies of Johnson & Johnson, to develop and commercialize ibrutinib, a novel, oral, first-in-class BTK inhibitor being developed for the treatment of hematological malignancies, including non-Hodgkin's lymphoma, chronic lymphocytic leukemia and multiple myeloma.

Pharmacyclics and Janssen will collaborate on the development of ibrutinib for oncology and other indications, excluding all immune mediated diseases or conditions and all psychiatric or psychological diseases or conditions. Each company will lead development for specific indications as stipulated in a global development plan. The agreement includes plans to launch multiple Phase III trials of ibrutinib over the next several years.

Following regulatory approval, both Pharmacyclics and Janssen will book revenue and co-commercialize ibrutinib. In the U.S., Pharmacyclics will book sales and take a lead role in U.S. commercial strategy development and both Pharmacyclics and Janssen will share in commercialization activities. Outside the United States, Janssen will book sales and lead and perform commercialization activities. Profits and losses from the commercialization activities will be equally split on a worldwide basis. Development and commercialization activities under the collaboration will be managed through a shared governance structure.

Our partner Janssen has initiated the following studies:

- Phase III study of ibrutinib in combination with bendamustine and rituximab in patients with relapsed/refractory CLL/SLL: A randomized, multi-center Phase III, double blinded, placebo controlled, registration trial of ibrutinib in combination with bendamustine and rituximab in relapsed/refractory CLL/SLL patients who received at least one line of prior systemic therapy. The primary endpoint of the study is to demonstrate a clinically significant improvement in progression-free survival versus bendamustine and rituximab therapy alone. The key secondary endpoints include overall response rate, overall survival and other measures of clinical benefit. This global study is initiated by Janssen and Janssen plans to enroll 580 patients worldwide.

- Phase III study (outside the US) of ibrutinib versus temsirolimus in patients with relapsed or refractory MCL who have received one prior therapy: A randomized, multi-center Phase III registration trial of ibrutinib as a monotherapy in relapsed/refractory MCL patients who received at least one prior rituximab-containing chemotherapy regimen. The primary endpoint of the study is progression free survival when compared to temsirolimus. The key secondary endpoints include overall response rate, overall survival rate and other measures of clinical benefit. This study, initiated by Janssen, will be conducted outside the US and Janssen plans to enroll 280 patients.

- Phase II study of ibrutinib in patients with mantle cell lymphoma who progress after bortezomib therapy: A single-arm, multi-center Phase II trial of ibrutinib as a monotherapy in relapsed/refractory MCL patients who received at least one prior rituximab-containing chemotherapy regimen and who progressed after bortezomib therapy. The primary endpoint of the study is overall response rate. The key secondary endpoints include duration of response, progression-free survival rate, and other measures of clinical benefit. This global study, conducted by Janssen, is open and Janssen plans to enroll 110 patients worldwide.

- Phase II dose escalating study of ibrutinib in combination with R-CHOP in patients with newly diagnosed DLBCL: The purpose of this study is to identify if, and at what dose, ibrutinib may be administered with R-CHOP and to document responses of this combination in patients with newly diagnosed DLBCL. This multi-center global study, conducted by Janssen, is open and Janssen plans to enroll up to 42 patients.

See "Collaborations and Other Agreements" below for terms of the agreement between Pharmacyclics and Janssen.

Orphan Drug Designation

In the U.S., the FDA granted orphan drug designation to ibrutinib for the treatment of chronic lymphocytic leukemia on March 27, 2012. A U.S. orphan drug designation provides the drug developer with several benefits and incentives related to the orphan drug, including a 7-year period of U.S. marketing exclusivity if the drug is the first of its type approved for the specified indication.

The European Commission ("EU") has adopted the decision on April 26, 2012 that ibrutinib for the treatment of chronic lymphocytic leukemia is designated as an orphan medicinal product. An EU orphan drug designation provides the drug developer with several benefits and incentives related to the orphan drug, including market exclusivity for 10 years after approval if the drug is the first of its type approved for the specified indication.

Ibrutinib Patents

Pharmacyclics owns or controls patents and patent applications in the U.S. and fifteen other international ("ex-U.S.") territories, including Europe, Canada, Mexico, Japan, China, India, South Korea, Australia and Brazil, that claim the ibrutinib compound and related BTK inhibitor compounds as compositions of matter, pharmaceutical compositions in which the ibrutinib compound or related BTK inhibitor compound is the active ingredient, methods of manufacturing such compounds and compositions, and methods of using such compounds and compositions for the treatment of various diseases. The projected duration of global coverage is through December 2026, subject to any patent term extensions that may be obtained in certain territories, which can be for up to five years. In January 2012, the Company announced the United States Patent & Trademark Office issued a patent (8,088,781) entitled "Inhibitors of Bruton's Tyrosine Kinase" and specifically claiming "an inhibited tyrosine kinase comprising an irreversible BTK inhibitor having a covalent bond to a cysteine residue of a Bruton's tyrosine kinase (BTK)".

BTK Inhibitor Market Opportunity

There are significant and distinct areas of unmet medical need across the NHL subtypes. Within the indolent lymphomas, we believe a need exists for active therapies that avoid the toxicities typically seen with conventional chemotherapies. Such active therapies are needed as part of effective combinations early in the course of treatment, and also as effective single-agent treatments later in the course of disease progression. In particular, drugs which are well tolerated and which do not limit subsequent treatment options because of bone marrow or other organ toxicity are needed. In the aggressive lymphomas, it is our belief that the need exists for agents that can combine with standard therapies to improve cure rate, and for agents that are effective in patients that fail potentially curative therapy.

BTK Inhibitor for Autoimmune Diseases Pre-Clinical Development

In animal models of rheumatoid arthritis, we have observed that once daily oral administration of our proprietary BTK inhibitors leads to regression of established disease. Based on data from a study funded entirely by Pharmacyclics, we reported that our BTK inhibitors reduce cytokine releases from human monocytes in cell culture and reduced inflammatory synovitis, pannus formation, synovial fluid cytokines, cartilage damage and bone erosion in mice with collagen-induced arthritis (Chang et al., ACR Annual Meeting Abstracts, 2010). Currently we are working on a series of BTK inhibitors which are being optimized preclinically for eventual treatment of patients with anti-inflammatory and autoimmune diseases, including rheumatoid arthritis.

Factor VIIa Inhibitor Program

Factor VII is an enzyme that becomes activated ("FVIIa") by binding to the cell surface protein tissue factor ("TF"), a protein found in the body that helps to trigger the process of blood clotting in response to injury. TF is over expressed in many cancers including gastric, breast, colon, lung, prostate, ovarian and pancreatic cancers. In these tumors, the FVIIa/TF complex induces intracellular signaling pathways by activating protease activated receptor 2 ("PAR-2"), another cell-surface protein. This in turn increases the expression of interleukin-8 ("IL-8"), a protein produced by white blood cells and other immune cells in response to pathogenic stimulation, and vascular endothelial growth factor ("VEGF"), a signal protein produced by cells that stimulate the growth of blood vessels. Both proteins play an important role in tumor growth and metastases as well as angiogenesis (growth of new blood vessels). FVIIa/TF complex also initiates the coagulation (a process by which blood forms clots) processes implicated in the high incidence of thromboembolic (the process by which the blood clots within a blood vessel) complications seen in patients with TF-expressing cancers. Thromboembolic events are a major cause of death in patients with cancer and anticoagulant treatment has been shown to improve survival in a variety of cancers (Klerk et al. JCO. 2005).

PCI-27483 Factor VIIa Inhibitor

Our Factor VIIa inhibitor PCI-27483 is a novel first-in-human small molecule inhibitor that selectively targets FVIIa. As an inhibitor of FVIIa, PCI-27483 has two potential mechanisms of action: 1) inhibition of intracellular signaling involved in tumor growth and metastases and 2) inhibition of early coagulation processes associated with thromboembolism.

Factor VIIa PCI-27483 Clinical Development Update

A multicenter Phase I/II of PCI-27483 in patients with locally advanced or metastatic pancreatic cancer that are either receiving or are planned to receive gemcitabine therapy has completed enrollment. The Phase II portion of the study randomized patients to receive either gemcitabine alone or gemcitabine plus PCI-27483 (1.2 mg/kg twice daily). The objectives are to assess the safety of FVIIa Inhibitor PCI-27483 at pharmacologically active dose levels, to assess potential inhibition of tumor progression and to obtain initial information of the effects on the incidence of thromboembolic events. Data from initial efficacy analysis is expected to report out late 2012. Due to a paradigm shift away from the use of gemcitabine alone for the treatment of pancreatic cancer, enrolling patients in this randomized study has been challenging. PCYC is evaluating other alternatives for development of this agent.

PCI-27483 Patents

PCI-27483 is covered by U.S. patents and patent applications and counterpart patents and patent applications in fourteen ex-U.S. territories, including Europe, Canada, Mexico, Japan, China, India, South Korea, Australia and Brazil. The projected duration of this coverage is through at least December 2023, subject to any patent term extensions that may be obtained in certain territories, which can be for up to five years.

Histone Deacetylase Inhibitor Program

Histone deacetylases ("HDACs") are well-validated drug targets in a number of disease areas including cancer. These enzymes control several vital cellular processes, such as transcription, cell cycle progression, protein transport and degradation etc, and their activity is often dysregulated in cancer. Classically, the major function of these enzymes is controlling the expression of genes, i.e. whether genes are turned "on" or "off" via epigenetic mechanisms. In cancer, HDACs are often differentially expressed from normal cells, resulting in gene expression changes that favor a tumor's ability to multiply, to avoid apoptosis (i.e. programmed cell death) or to become resistant to chemotherapy. Treatment with HDAC inhibitors reverses these changes, resulting in cancer cell death in vitro (i.e. in cultured cells) and tumor growth inhibition in vivo (i.e. in animals) at non-toxic concentrations.

Abexinostat (PCI-24781) Pan-HDAC Inhibitor

Abexinostat is an orally dosed, broad spectrum, hydroxamic acid-based small molecule HDAC inhibitor that is under evaluation in phase I and II clinical trials for refractory solid tumors and lymphoma by Pharmacyclics and its ex-U.S. partner, Les Laboratoires Servier of Paris, France ("Servier"). Abexinostat has shown promising anti-tumor activity in vitro and in vivo (Buggy et al, Mol Cancer Ther 2006; 5: 1309-17).

Abexinostat treatment leads to synergistic efficacy in tumor cells in combination with many cancer therapeutics, such as bortezomib, as well as DNA-damaging agents such as radiation (Banuelos et al Clin Cancer Res 2007 13:6816-26) and chemotherapy agents such as doxorubicin (Lopez et al, Clin Cancer Res 2009 15:3472-83, Yang et al, Anticancer Res. 2011 31:1115-23). In lymphoma cells, abexinostat together with bortezomib greatly enhances proteasome and NF-kB inhibition, increases oxidative stress, causes cell cycle arrest and results in increased cell death (Bhalla et al Clin Cancer Res 2009 15:3354-65). In solid tumor cells, we have shown that abexinostat inhibits DNA repair following damage by radiation or chemotheraputic agents, thereby enhancing the efficacy of these anti-cancer agents. The mechanism of the synergy may involve inhibition of the homologous recombination pathway, a major double-strand break ("DSB") repair pathway. In a study funded entirely by Pharmacyclics, we showed that abexinostat also effectively synergizes with inhibitors of single-strand break repair such as poly ADP ribose polymerase inhibitors (PARP is a protein important for repairing single-strand breaks in DNA) (Adimoolam et al 2007). Furthermore, abexinostat demonstrated highly synergistic growth inhibition of chemotherapy-resistant tumors in combination with chloroquine (an inhibitor of autophagy, a protective mechanism in cells under stress), particularly in certain subtypes of sarcoma (Lopez et al. Cancer Res 2010 71:185-96). Recent preclinical publications have also demonstrated activity of abexinostat in a mouse model of gallbladder carcinoma (Kitamura et al J Hepatology 2011) and in combination with radiation on breast cancer stem cells (Al-Assar et al Cancer Biol & Ther 11: 1028-36, 2011).

Abexinostat Clinical Development Update

Abexinostat has been tested in several clinical trials in the U.S. by Pharmacyclics and globally ex-U.S. by our partner Servier. In the U.S., Pharmacyclics has completed two Phase I studies using abexinostat as a single agent in patients with advanced solid tumors, and has completed enrollment in a Phase I/II trial in sarcoma patients (in combination with doxorubicin, an anti-tumor agent) and a Phase I/II trial testing abexinostat single agent in patients with relapsed or refractory NHL. In the sarcoma trial, co-sponsored by the Massachusetts General Hospital and Dana-Farber Cancer Institute, the Phase I dose escalation has been completed and the maximum tolerated dose in combination with doxorubicin has been established. Results from this study have been submitted as an abstract to the Connective Tissue Oncology Society ("CTOS") Annual Meeting to be held in November 2012. The single agent NHL trial has also completed enrollment in the Phase II arm with 16 patients in multiple relapsed follicular lymphoma and 14 patients in relapsed mantle cell lymphoma. The results of this study will be submitted as an abstract to the 2012 ASH Annual Meeting. A Phase I Investigator-sponsored trial of abexinostat in combination with the multi-targeted tyrosine kinase inhibitor pazopanib has been initiated at University of California, San Francisco, and the first dose cohort is being enrolled. Our collaboration partner for ex-U.S. markets, Servier, has initiated seven Phase I/II trials in Europe and Asia in lymphomas and solid tumors with abexinostat as single agent and in combination with other chemotherapeutic agents including cisplatin, liposomal doxorubicin and FOLFOX. The Phase II portion of Servier's single agent lymphoma trial was opened in Q4 of calendar 2011. Further analysis of these trials and any updates may be released by Servier.

Partnering

In April 2009, we entered into a collaboration agreement with Servier, pursuant to which we granted Servier an exclusive license for our pan-HDAC inhibitors, including abexinostat, for territories throughout the world excluding the United States and its possessions. Under the terms of the agreement, Servier will pay us for reaching various development and regulatory milestones and a royalty on sales outside of the United States. We will continue to own all rights within the United States.

Patents

Abexinostat and pan-HDAC inhibitors are covered by patents and patent applications in the U.S. and fifteen other ex-U.S. territories, including Europe, Canada, Mexico, Japan, China, India and Brazil, that claim such compounds as compositions of matter, pharmaceutical formulations of such compounds, and methods of using such compounds and formulations for the treatment of various diseases. The projected duration of such global patent coverage is through at least 2024, subject to any patent term extensions that may be obtained in certain territories, which can be for up to five years.

HDAC8-specific Inhibitor Program

Our scientists have been in the forefront of research into inhibitors for specific HDAC enzymes beginning with the cloning of the human HDAC8 in 2000 (Buggy et al., Biochem.J 2000; 350(1):199-205). Since then, we were the first to publish the crystal structure of a human HDAC ("HDAC8") in 2004 (Somoza et al., Structure 2004;12:1325-34), the first to publish the most selective inhibitor of human HDAC8 ("PCI-34051") in 2008 (Balasubramanian et al., Leukemia 2008, 22:1026-34), and the first to discover a novel anti-inflammatory activity of a HDAC8 inhibitor (Balasubramanian et al., Blood [ASH Annual Meeting Abstracts], Nov 2008; 112: 2581), all of which studies were funded entirely by Pharmacylics.

HDAC8 inhibitors possess certain unique activities across a range of clinical indications, including T-cell malignancies, neuroblastoma and inflammation. Currently we are working on a series of HDAC8 Inhibitors that are being optimized in preclinical models.

Our Business Strategy

Our mission is to build a viable biopharmaceutical company that designs, develops and commercializes novel therapies intended to improve quality of life, increase duration of life and resolve serious medical healthcare needs. The key elements of our business strategy include:

- *Focusing on creating novel, patentable, differentiated biopharmaceutical products.* We are leveraging our expertise in chemistry, biology and clinical development to create multiple novel drug candidates.
- *Focusing on proprietary drugs that address large markets of unmet medical need for the treatment of oncology and immune mediated diseases.* Although our versatile technology platform can be used to develop a wide range of pharmaceutical agents, we have focused most of our initial efforts in oncology and immune mediated diseases where we have established strength in preclinical and clinical development.
- *Utilize biomarkers and predictive pharmacodynamic assays wherever possible.* Targeting the right drug to the right patient at the right time with the right dose has the potential to greatly expedite intelligent clinical development and reduce the time, cost and risk of clinical programs.
- *Leverage development with outsourcing.* We utilize outside vendors with expertise and capability in manufacturing and clinical development to more efficiently develop our multiple product candidates.
- *Create a large clinical pipeline.* We improve our probability of success by taking multiple "shots on goal."

We are subject to risks common to pharmaceutical companies developing products, including risks inherent in our research, development and commercialization efforts, preclinical testing, clinical trials, uncertainty of regulatory and marketing approvals, uncertainty of market acceptance of our products, history of and expectation of future operating losses, reliance on collaborative partners, enforcement of patent and proprietary rights and the need for future capital. In order for a product to be commercialized, we must conduct preclinical tests and clinical trials, demonstrate efficacy and safety of our product candidates to the satisfaction of regulatory authorities, obtain marketing approval, enter into manufacturing, distribution and marketing arrangements, build U.S. commercial capability, obtain market acceptance and, in many cases, obtain adequate coverage of and reimbursement for our products from government and private insurers. We cannot provide assurance that we will generate revenues or achieve and sustain profitability in the future.

Collaborations and Other Agreements

Collaboration and License Agreement with Janssen

In December 2011, we entered into a worldwide collaboration and license agreement with Janssen, one of the Janssen Pharmaceutical Companies of Johnson & Johnson to develop and commercialize ibrutinib, a novel, oral, BTK inhibitor, and certain compounds structurally related to ibrutinib, for oncology and other indications, excluding all immune mediated diseases or conditions and all psychiatric or psychological diseases or conditions, in the U.S. and outside the U.S.

The collaboration provides Janssen with a license to exploit the underlying technology exclusively outside of the U.S. (the "License Territory") and co-exclusively with Pharmacyclics in the U.S.

The collaboration has no fixed duration or expiration date and provided for payments by Janssen to us of a $150,000,000 non-refundable upfront payment upon execution, as well as the potential to receive future milestone payments of up to $825,000,000 based upon continued development progress ($250,000,000), regulatory progress ($225,000,000) and approval of the product in both the U.S. and the License Territory ($350,000,000).

On August 1, 2012, we announced that we had triggered the first $50,000,000 milestone payment obligation from Janssen under the collaboration and license agreement as a result of the enrollment of a fifth patient in our international Phase III randomized, multicenter, open-label clinical trial of ibrutinib versus ofatumumab for patients with relapsed or refractory CLL/SLL. On August 20, 2012, we announced that we had triggered the second $50,000,000 milestone payment obligation from Janssen under the collaboration and license agreement as a result of the enrollment of a fifth patient in our single-arm, multi-center Phase II trial of ibrutinib in patients with relapsed or refractory MCL. We may receive up to an additional $725,000,000 in development and regulatory milestone payments; for total potential upfront and milestone payments of $975,000,000.

The agreement includes a cost sharing arrangement for associated development activities. Except in certain cases, in general Janssen is responsible for approximately 60% of development costs and we are responsible for the remaining 40% of development costs. In general, costs associated with commercialization will be included in determining pre-tax profit or pre-tax loss, which are to be shared by the parties 50/50.

The collaboration with Janssen provides us with an annual cap of our share of development costs and pre-tax losses for each calendar year until the third profitable calendar quarter for the product, as determined in the agreement. In the event that our share of aggregate development costs in any given calendar year, together with any other amounts that become due from us, plus our share of pre-tax loss (if any) for any calendar quarter in such calendar year, less our share of pre-tax profit (if any) for any calendar quarter in such calendar year, exceeds $50,000,000, then amounts that are in excess of $50,000,000 (the "Excess Amounts") shall be borne by Janssen. The total Excess Amounts plus interest may not exceed $225,000,000. Interest shall be accrued on the outstanding balance with interest calculated at the average annual European Interbank Offered Rate ("EURIBOR") for the EURO or London Interbank Offered Rate ("LIBOR") for U.S. Dollars as reported in the Wall Street Journal, plus 2%, calculated on the number of days from the date on which our payment would be due to Janssen. The interest rate on outstanding Excess Amounts shall not exceed 5% per annum, and shall not in the aggregate exceed an outstanding balance of $25,000,000. The total Excess Amounts including any accrued interest may not exceed $225,000,000 at any given time.

In the event the Excess Amounts reach a maximum of $225,000,000, we shall be responsible for our share of development costs, together with any other amounts that become due from us, plus our share of any pre-tax loss beyond such maximum.

For all calendar quarters following the third profitable calendar quarter for the product, as determined in the agreement, we can no longer add to Excess Amounts and shall be responsible for our own share of development costs along with our share of pre-tax losses incurred in such quarters. Janssen may recoup the Excess Amounts, together with interest from our share of pre-tax profits (if any) in subsequent calendar quarters until the Excess Amounts and applicable interest has been fully repaid. At June 30, 2012, we did not have any Excess Amounts outstanding under these terms of the agreement. For the year ended, June 30, 2012, we recognized no interest expense in connection with the Excess Amounts.

The agreement also provides for 50/50 sharing of pre-tax profit or pre-tax loss from commercialization of any products resulting from the collaboration. Both parties have responsibilities for the development, manufacturing and marketing of products resulting from this agreement. Janssen has the sole responsibility and exclusive rights to commercialize the products in the License Territory. The parties hold joint responsibility and co-exclusive rights to commercialize the products in the U.S., and Pharmacyclics will serve as the lead party in such effort. We continue to work with Janssen on protocols and the design, schedules and timing of trials.

Collaboration and License Agreement with Servier

In April 2009, we entered into a collaboration and license agreement with Servier to research, develop and commercialize abexinostat, an orally active, novel, small molecule inhibitor of pan-HDAC enzymes. Servier is one of the leading independent pharmaceutical companies in France. Under the terms of the agreement, Servier acquired the exclusive right to develop and commercialize the pan-HDAC inhibitor product worldwide except for the United States and its possessions. Pharmacyclics will continue to own all rights within the United States.

In May 2009, we received an upfront payment of $11,000,000 ($10,450,000 net of withholding taxes) from Servier and received an additional $4,000,000 for research collaboration which was paid over a twenty-four month period through April 2011. In April 2011, we also received a $7,000,000 advance development milestone payment from Servier. Under the agreement, we could receive an additional amount of approximately $17,500,000 upon the achievement of certain future development and regulatory milestones, as well as royalty payments. Servier is solely responsible for conducting and paying for all development activities outside the United States.

The collaboration and license agreement continues until the later of the expiration of any patent rights licensed under the license agreement and the expiration of all periods of market exclusivity with respect to licensed compounds. Either Servier or we can terminate the agreement under certain circumstances, including material breach and insolvency.

Cooperative Research and Development Agreement ("CRADA") with the National Cancer Institute ("NCI")

In August 2011, we entered into a five-year CRADA with the NCI to collaborate on the development of ibrutinib. Under the Agreement, the NCI's Division of Cancer Treatment and Diagnosis plans to sponsor Phase I through Phase III trials of ibrutinib in various hematologic malignancies. In addition, we are participating in several other investigator sponsored trials.

The University of Texas License

In 1991, we entered into a license agreement with the University of Texas under which we received the exclusive worldwide rights to develop and commercialize porphyrins, expanded porphyrins (e.g. motexafin gadolinium) and other porphyrin-like substances covered by their patents. In consideration for the license, we have paid a total of $300,000. We are obligated to pay royalties based on net sales of products that utilize the licensed technology. The term of the license agreement ends upon the last to expire of the patents covered by the license. We have royalty obligations under the license as long as valid and unexpired patents covering the licensed technology exist. Currently, the dates the last United States and ex-United States (international) patents covered by the agreement expire are 2020 and 2014, respectively. Under this agreement, we must be attempting to commercialize one or more products covered by the licensed technology. In the event we fail to attempt to commercialize one or more products covered by the licensed technology, the University of Texas may convert the exclusive license into a non-exclusive license.

Acquired Products

Celera Corporation

In April 2006, we acquired multiple small molecule drug candidates for the treatment of cancer and other diseases from Celera Genomics, an Applera Corporation business (now Celera Corporation - a subsidiary of Quest Diagnostics Incorporated). Future milestone payments under the agreement, as amended, could total as much as approximately $97,000,000, although we currently cannot predict if or when any of the milestones will be achieved. Approximately two-thirds of the milestone payments relate to our HDAC Inhibitor program and approximately one-third relates to our Factor VIIa program. Approximately 90% of the potential future milestone payments would be paid to Celera after obtaining regulatory approval in various countries. There are no milestone payments related to our BTK program during the year ended June 30, 2012. In addition to the milestone payments, Celera will be entitled to royalty payments based on annual sales of drugs commercialized from our HDAC Inhibitor, Factor VIIa inhibitor and certain BTK Inhibitor programs.

Patents and Proprietary Technology

We believe our success depends in part on our ability to protect and defend our proprietary technology and product candidates through patents and trade secret protection. We, therefore, aggressively pursue, prosecute, protect and defend patent applications, issued patents, trade secrets, and licensed patent and trade secret rights covering certain aspects of our technology. The evaluation of the patentability of United States and foreign patent applications can take years to complete and can involve considerable expense.

We have a number of patents and patent applications related to our compounds but we cannot be certain that issued patents will be enforceable or provide adequate protection or that pending patent applications will issue as patents. Even if patents are issued and maintained, these patents may not be of adequate scope to benefit us, or may be held invalid and unenforceable against third parties.

Our patents, patent applications, and licensed patent rights cover various compounds, pharmaceutical formulations and methods of use. As of July 24, 2012, Pharmacyclics owns or holds licenses to:

- 53 issued U.S. patents; and
- 75 other pending U.S. patent applications.

These issued U.S. patents expire at various times depending on product programs (see above program sections). In addition, Pharmacyclics owns or holds licenses to approximately 144 issued foreign patents, 5 Patent Cooperation Treaty ("PCT") patent applications, and more than 160 pending non-U.S. patent applications filed with the European Patent Office, and nationally in Canada, Japan, China, Australia and other international territories.

Some of these issued patents would be subject to potential patent term extensions in the U.S. and certain non-U.S. territories (up to five years depending on the territory).

We may be unsuccessful in prosecuting our patent applications or patents may not issue from our patent applications. Even if patents are issued and maintained, these patents may not be of adequate scope to benefit us, or may be held invalid and unenforceable against third parties.

We also rely upon trade secrets, technical know-how and continuing technological innovation to develop and maintain our competitive position. We require all of our employees, consultants, advisors and the like to execute appropriate confidentiality and assignment-of-inventions agreements. These agreements typically provide that all materials and confidential information developed or made known to the individual during the course of the individual's relationship with us is to be kept confidential and not disclosed to third parties, except in specific circumstances, and that all inventions arising out of the relationship with Pharmacyclics shall be our exclusive property.

Research and Development

The majority of our operating expenses to date have been related to research and development, or R&D. R&D expenses consist of independent R&D costs and costs associated with collaborative R&D. R&D expenses were $54,537,000 in fiscal 2012 (net of $18,381,000 offset from the Janssen cost sharing arrangement), $34,482,000 in fiscal 2011 and $17,358,000 in fiscal 2010.

Marketing and Sales

During the year ended June 30, 2012, we commenced marketing and sales activities and plan to expand these activities during the fiscal year ending June 30, 2013. Marketing and sales expenses were $236,000 for the year ended June 30, 2012 and $0 for the years ended June 30, 2011 and June 30, 2010.

Manufacturing

We use third parties to manufacture various components of our products under development. We have entered into several clinical supply agreements with manufacturers.

Competition

We face intense competition for each of our drug targets from pharmaceutical companies, universities, governmental entities and others in the development of therapeutic and diagnostic agents for the treatment of diseases which we target. See "Risk Factors — Risks Related to Our Industry – We face rapid technological change and intense competition."

Government Regulation and Product Approval

The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the clinical development, manufacture and marketing of pharmaceutical products. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of our product candidates. Failure to comply with FDA requirements, both before and after product approval, may subject us to administrative or judicial sanctions, including but not limited to, FDA refusal to approve pending applications, warning letters, product recalls, product seizures, or total or partial suspension of production or distribution, fines, injunctions, or civil or criminal penalties.

The process required by the FDA before our products may be marketed in the U.S. generally involves the following:

- completion of preclinical laboratory and animal tests;
- submission of an Investigational New Drug ("IND") application, which must become effective before clinical trials may begin;

- performance of adequate and well-controlled human clinical trials to establish the safety and efficacy for each intended use;
- submission to the FDA of a New Drug Application ("NDA"); and
- satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the product candidate is made to assess compliance with the FDA's current good manufacturing practice ("cGMP") regulations.

The testing and approval process requires substantial time, effort, and financial resources; and we cannot be certain that any approval will be granted on a timely basis, if at all.

Preclinical tests include laboratory evaluation of the product, its chemistry, formulation and stability, as well as animal studies to assess the potential safety and efficacy of the product. We then submit the results of the preclinical tests, together with manufacturing information and analytical data, to the FDA as part of an IND, which must become effective before we may begin human clinical trials. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the trials as outlined in the IND, including concerns that human research subjects will be exposed to unreasonable health risks. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin. Our submission of an IND may not result in FDA authorization to commence clinical trials. Further, an independent Institutional Review Board at the medical center proposing to conduct the clinical trials must review and approve any clinical study.

Human clinical trials are typically conducted in three sequential phases which may overlap:

- ***Phase I:*** The drug is initially introduced into healthy human subjects or patients and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion.
- ***Phase II:*** Involves studies in a limited patient population to identify possible adverse effects and safety risks, to evaluate preliminarily the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.
- ***Phase III:*** When Phase II evaluations demonstrate that a dosage range of the product may be effective and has an acceptable safety profile, Phase III trials are undertaken to further evaluate dosage and clinical efficacy and to further test for safety in an expanded patient population at geographically dispersed clinical study sites.

In the case of products for severe or life-threatening diseases such as cancer, the initial human testing is often conducted in patients rather than in healthy volunteers. Since these patients already have the target disease, these studies may provide initial evidence of efficacy traditionally obtained in Phase II trials and thus these trials are frequently referred to as Phase I/II trials. We cannot be certain that we will successfully complete Phase I, Phase II or Phase III testing of our product candidates within any specific time period, if at all. Furthermore, the FDA, the relevant Institutional Review Board or the sponsor may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

The results of product development, preclinical studies and clinical studies are submitted to the FDA as part of a New Drug Application, or NDA, for approval of the marketing and commercial shipment of the product. The FDA may not accept the NDA for review if the applicable regulatory criteria are not satisfied or may require additional clinical data. Even if such data are accepted for filing, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. In addition, before approving an NDA, the FDA will inspect the facilities at which the product is manufactured and will not approve the product unless the facility is in substantial compliance with cGMP regulations. Once issued, the FDA may withdraw product approval if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products which have been commercialized, and the agency has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs.

Satisfaction of the above FDA requirements or similar requirements of state, local and foreign regulatory agencies typically takes several years and the actual time required may vary substantially, based upon the type, complexity and novelty of the pharmaceutical product. Government regulation may delay or prevent marketing of potential products for a considerable period of time and impose costly procedures upon our activities. We cannot be certain that the FDA or any other regulatory agency will grant approval for any of our products under development on a timely basis, if at all. Success in preclinical or early stage clinical trials does not assure success in later stage clinical trials. Data obtained from preclinical and clinical activities is not always conclusive and may be susceptible to varying interpretations which could delay, limit or prevent regulatory approval. Even if a product receives regulatory approval, the approval may be significantly limited to specific indications. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Delays in obtaining, or failures to obtain regulatory approvals would have a material adverse effect on our business. Marketing our products abroad will require similar regulatory approvals and is subject to similar risks. In addition, we cannot predict what adverse governmental regulations may arise from future U.S. or foreign governmental action.

Any products manufactured or distributed by us pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences with the drug. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with Good Manufacturing Practice regulations, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. We cannot be certain that we or our present or future suppliers will be able to comply with the current Good Manufacturing Practice, or cGMP, regulations and other FDA regulatory requirements.

The FDA regulates drug labeling and promotion activities. The FDA has actively enforced regulations prohibiting the marketing of products for unapproved uses. The FDA will permit the promotion of a drug for an unapproved use in certain circumstances, but subject to very stringent requirements. The Company, our partners, and our products are also subject to a variety of federal, state and foreign laws and regulations in those states or localities where our products are or will be marketed. Any applicable state or local regulations may hinder our ability to market our products in those states or localities. We are also subject to numerous federal, state, local and foreign laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. We may incur significant costs to comply with such laws and regulations now or in the future.

The FDA's policies may change and additional government regulations may be enacted which could prevent or delay regulatory approval of our potential products. Moreover, increased attention to the containment of health care costs in the U.S. and in foreign markets could result in new government regulations that could have a material adverse effect on our business. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the U.S. or abroad.

Employees

As of June 30, 2012, we had 150 employees, all of whom were full-time employees. 118 of our employees are engaged in research, development, preclinical and clinical testing, manufacturing, quality assurance and quality control and regulatory affairs and 32 are in finance and administration. 19 of our employees have an M.D. or Ph.D. degree. Our future performance depends in significant part upon the continued service of our key scientific, technical and senior management personnel, none of whom is bound by an employment agreement requiring service for any defined period of time. The loss of the services of one or more of our key employees could harm our business. None of our employees are represented by a labor union. We consider our relations with our employees to be good.

Available Information

We were incorporated in Delaware in 1991 and commenced operations in 1992.

We file electronically with the Securities and Exchange Commission, or SEC, our annual reports on Form 10-K, quarterly interim reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. We maintain a site on the worldwide web at www.pharmacyclics.com; however, information found on our website is not incorporated by reference into this report. We make our SEC filings available free of charge on or through our website, including our annual report on Form 10-K, quarterly interim reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Further, a copy of this annual report on Form 10-K is located at the Securities and Exchange Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website that contains reports, proxy and information statements and other information regarding our filings at www.sec.gov.

In 2004, we adopted a code of ethics that applies to our officers, directors and employees, including our principal executive officer, principal financial officer and principal accounting officer. We have posted the text of our code of ethics on our website at www.pcyc.com in connection with "Investor" materials. In addition, we intend to promptly disclose (1) the nature of any amendment to our code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer, or persons performing similar functions and (2) the nature of any waiver, including an implicit waiver, from a provision of our code of ethics that is granted to one of these specified officers, the name of such person who is granted the waiver and the date of the waiver on our website in the future.

Item 1A. *Risk Factors*

An investment in our securities involves a high degree of risk. Anyone who is making an investment decision regarding our securities should carefully consider the following risk factors, as well as the other information contained or incorporated by reference in this report. The risks and uncertainties described below are those that we currently believe may materially affect our company or your investment. Other risks and uncertainties that *we do not presently consider to be material, or of which we are not presently aware, may become important factors that adversely affect our security holders or us in the future. If any of the risks discussed below actually materialize, then our business, financial condition, operating results, cash flows and future prospects, or your investment in our securities, could be materially and adversely affected, resulting in a loss of all or part of your investment.*

Risks Relating to Pharmacyclics

We will need substantial additional financing and we may have difficulty raising needed capital in the future.

We have expended and will continue to expend substantial funds to complete the research, development and clinical testing of our products. We are unable to entirely fund these efforts with our current financial resources. We may also raise additional funds through the public or private sale of securities, bank debt, collaborations or otherwise. If we are unable to secure additional funds, whether through additional partnership collaborations, bank debt financings, or sale of our securities, we will have to delay, reduce the scope of or discontinue one or more of our product development programs. Based upon the current status of our product development plans, we believe that our cash, cash equivalents and marketable securities, will be adequate to satisfy our capital needs for at least the next twelve months. We may, however, choose to raise additional funds before then. Our actual capital requirements will depend on many factors, including:

- progress with preclinical studies and clinical trials;
- the time and costs involved in obtaining regulatory approval;
- continued progress of our research and development programs;
- our ability to establish and maintain collaborative arrangements with third parties;
- the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims;
- the amount and timing of capital equipment purchases; and
- competing technological and market developments.

We also expect to raise any necessary additional funds through the public or private sale of securities, bank debt financings, collaborative arrangements with corporate partners or other sources that may be highly dilutive, or otherwise disadvantageous, to existing stockholders or subject us to restrictive covenants. In addition, in the event that additional funds are obtained through arrangements with collaborative partners or other sources, such arrangements may require us to relinquish rights to some of our technologies, product candidates or products under development that we would otherwise seek to develop or commercialize ourselves. Additional funds may not be available on acceptable terms, if at all. Our failure to raise capital when needed and on acceptable terms would require us to reduce our operating expenses, delay or reduce the scope of or eliminate one or more of our research or development programs and would limit our ability to respond to competitive pressures or unanticipated requirements and to continue operations. Any one of the foregoing would have a material adverse effect on our business, financial condition and results of operations.

Failure to obtain product approvals or comply with ongoing governmental regulations could adversely affect our business.

The manufacture and marketing of our products and our research and development activities are subject to extensive regulation for safety, efficacy and quality by numerous government authorities in the United States and abroad. Before receiving FDA approval to market a product, we will have to demonstrate to the satisfaction of the FDA that the product is safe and effective for the patient population and for the diseases that will be treated. Clinical trials, and the manufacturing and marketing of products, are subject to the rigorous testing and approval process of the FDA and equivalent foreign regulatory authorities. The Federal Food, Drug and Cosmetic Act and other federal, state and foreign statutes and regulations govern and influence the testing, manufacture, labeling, advertising, distribution and promotion of drugs and medical devices. As a result, clinical trials and regulatory approval can take a number of years to accomplish and require the expenditure of substantial resources. Data obtained from clinical trials are susceptible to varying interpretations that could delay, limit or prevent regulatory approvals.

In addition, we may encounter delays or rejections based upon additional government regulation from future legislation or administrative action or changes in FDA policy during the period of product development, clinical trials and FDA regulatory review. We may encounter similar delays in foreign countries. We may be unable to obtain requisite approvals from the FDA and foreign regulatory authorities and even if obtained, such approvals may not be received on a timely basis, or they may not cover the clinical uses that we specify.

Furthermore, regulatory approval may entail ongoing requirements for post-marketing studies. The manufacture and marketing of drugs are subject to continuing FDA and foreign regulatory review and later discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions, including withdrawal of the product from the market. Any of the following events, if they were to occur, could delay or preclude us from further developing, marketing or realizing full commercial use of our products, which in turn would have a material adverse effect on our business, financial condition and results of operations:

- failure to obtain and thereafter maintain requisite governmental approvals;
- failure to obtain approvals for specific indications of our products under development;
- identification of serious and unanticipated adverse side effects in our products under development; or
- identification of previously unknown problems with the manufacturing or manufacturing processes for our products.

Any regulatory approval that we receive for a product candidate may be subject to limitations on the indicated uses for which the product may be marketed. In addition, if the FDA and/or foreign regulatory agencies approve any of our product candidates, the labeling, packaging, adverse event reporting, storage, advertising and promotion of the product will be subject to extensive regulatory requirements. We and the manufacturers of our product candidates must also comply with the applicable FDA Good Manufacturing Practice ("GMP") regulations, which include quality control and quality assurance requirements as well as the corresponding maintenance of records and documentation. Manufacturing facilities are subject to ongoing periodic inspection by the FDA and corresponding state agencies, including unannounced inspections, and must be licensed before they can be used in commercial manufacturing of our products. We or our present or future suppliers may be unable to comply with the applicable GMP regulations and other FDA regulatory requirements. Failure of our suppliers to follow current GMP Practice or other regulatory requirements may lead to significant delays in the availability of products for commercial or clinical use and could subject us to fines, injunctions and civil penalties.

All of our product candidates are in development, and we cannot be certain that any of our products under development will be commercialized.

To be profitable, we must successfully research, develop, obtain regulatory approval for, manufacture, introduce, market and distribute our products under development. The time frame necessary to achieve these goals for any individual product is long and uncertain. Before we can sell any of our products under development, we must demonstrate to the satisfaction of the FDA and regulatory authorities in foreign markets through the submission of preclinical (animal) studies and clinical (human) trials that each product is safe and effective for human use for each targeted disease. We have conducted and plan to continue to conduct extensive and costly clinical trials to assess the safety and effectiveness of our potential products. We cannot be certain that we will be permitted to begin or continue our planned clinical trials for our potential products, or if permitted, that our potential products will prove to be safe and produce their intended effects.

The completion rate of our clinical trials depends upon, among other factors, the rate of patient enrollment, the adequacy of patient follow-up and the completion of required clinical evaluations. Many factors affect patient enrollment, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, competing clinical trials and new drugs or procedures used for the conditions we are investigating. Other companies are conducting clinical trials and have announced plans for future trials that are seeking or are likely to seek patients with the same diseases that we are studying. We may fail to obtain adequate levels of patient enrollment in our clinical trials. Delays in planned patient enrollment may result in increased costs, delays or termination of clinical trials, which could have a material adverse effect on us. Many factors can affect the adequacy of patient follow-up and completion of required clinical evaluations, including failure of patients to return for scheduled visits or failure of clinical sites to complete necessary documentation. Delays in or failure to obtain required clinical follow-up and completion of clinical evaluations could also have a material adverse effect on the timing and outcome of our clinical trials and product approvals.

Additionally, clinical trials require substantial administration and monitoring. We may fail to effectively oversee and monitor the various trials we have underway at any particular time, which would result in increased costs or delays of our clinical trials or compromise our ability to obtain product approvals.

Data already obtained from preclinical studies and clinical trials of our products under development do not necessarily predict the results that will be obtained from later preclinical studies and clinical trials. Moreover, data from clinical trials we are conducting are susceptible to varying interpretations that could delay, limit or prevent regulatory approval. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. The failure to adequately demonstrate the safety and effectiveness of a product under development could limit or prevent regulatory approval of the potential product and would materially harm our business. Our clinical trials may not demonstrate the sufficient levels of safety and efficacy necessary to obtain the requisite regulatory approval or may not result in marketable products.

We have a history of operating losses and we expect to continue to have losses in the future.

We have incurred significant operating losses since our inception in 1991 and, as of June 30, 2012, had an accumulated deficit of $401,139,000. We expect to continue to incur substantial additional operating losses until such time, if ever, as the commercialization of our products generates sufficient revenue to cover our expenses. All of our product candidates are in the early stages of development and the commercialization of those products will not occur, if at all, for at least the next several years. While during the fiscal year ended June 30, 2012 we had net income of $11,986,000, we have not generated any commercial revenues from the sale of our products. Our sustaining profitability depends upon our ability, alone or with others, to successfully complete the development of our product candidates, and to obtain required regulatory approvals and to successfully manufacture and market our proposed product.

Acceptance of our products in the marketplace is uncertain, and failure to achieve market acceptance will harm our business.

Even if approved for marketing, our products may not achieve market acceptance. The degree of market acceptance will depend upon a number of factors, including:

- the receipt of regulatory approvals for the indications that we are studying, and the acceptance by physicians and patients of the clinical benefits that our products may offer;
- the establishment and demonstration in the medical community of the safety, clinical efficacy and cost-effectiveness of our products and their potential advantages over existing therapeutic products;
- marketing and distribution support;
- the introduction, market penetration and pricing strategies of competing and future products;
- coverage and reimbursement policies of governmental and other third- party payers such as insurance companies, health maintenance organizations and other plan administrators; and
- physicians, patients, payers or the medical community in general may be unwilling to accept, purchase, utilize or recommend any of our products.

We may fail to adequately protect or enforce our intellectual property rights or secure rights to third-party patents.

Our success depends in part upon our ability to protect and defend our proprietary technology and product candidates through patents and trade secret protection. We, therefore, aggressively pursue, prosecute, protect and defend patent applications, issued patents, trade secrets, and licensed patent and trade secret rights covering certain aspects of our technology. The evaluation of the patentability of United States and foreign patent applications can take years to complete and can involve considerable expense and uncertainty.

We have a number of patents and patent applications related to our compounds but we cannot be certain that issued patents will be enforceable or provide adequate protection or that pending patent applications will issue as patents. Even if patents are issued and maintained, these patents may not be of adequate scope to benefit us, or may be held invalid and unenforceable against third parties.

We face risks and uncertainties related to our intellectual property rights. For example:

- we may be unable to obtain or maintain patent or other intellectual property protection for any products or processes that we may develop;
- third parties may obtain patents covering the manufacture, use or sale of these products, which may prevent us from commercializing any of our products under development globally or in certain regions; and
- any future patents that we may obtain may not prevent other companies from competing with us by designing their products or conducting their activities so as to avoid the coverage of our patents.

The actual protection afforded by a patent varies depending on the product candidate and country and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patents under existing and future laws. Our ability to maintain or enhance our proprietary position for our product candidates will depend on our success in obtaining effective claims and enforcing those claims once granted. Our issued patents and those that may issue in the future, or those licensed to us, may be challenged, invalidated or circumvented, and the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages against competitors with similar products. Due to the extensive amount of time required for the development, testing and regulatory review of a potential product, it is possible that, before any of our products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

We also rely upon trade secrets, technical know-how and continuing technological innovation to develop and maintain our competitive position. Although we take steps to protect our proprietary rights and information, including the use of confidentiality and other agreements with our employees and consultants, and in our academic and commercial relationships, these steps may be inadequate, these agreements may be violated, or there may be no adequate remedy available for a violation. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Furthermore, our trade secrets may become known to our competitors even in the absence of any violation of our rights. Our competitors may independently develop substantially equivalent proprietary information and techniques, reverse engineer our information and techniques, or otherwise gain access to our proprietary technology. We may be unable to meaningfully protect our rights in unpatented proprietary technology.

Our success depends in large part on our ability to operate without infringing upon the patents or other proprietary rights of third parties.

If we infringe the patents of others, we may be prevented from commercializing our products or may be required to obtain licenses from these third parties. We may not be able to obtain alternative technologies or any required license on reasonable terms or at all. If we fail to obtain these licenses or alternative technologies, we may be unable to develop or commercialize some or all of our products. We own patents that claim our BTK inhibitor ibrutinib as a chemical entity. However, the existence of issued patents does not guarantee our right to practice the patented technology or commercialize the patented product. Third parties may have or obtain rights to patents which they may claim could be used to prevent or attempt to prevent us from commercializing our patented product candidates. If these other parties are successful in obtaining valid and enforceable patents, and establishing our infringement of those patents, we could be prevented from selling our BTK inhibitor ibrutinib or any of our other products unless we were able to obtain a license under such patents. If any license is needed it may not be available on commercially reasonable terms or at all.

Furthermore, we use significant proprietary technology and rely on unpatented trade secrets and proprietary know-how to protect certain aspects of our production and other technologies. Our trade secrets may become known or independently discovered by our competitors.

We are dependent on our collaboration agreement with Janssen to further develop and commercialize our BTK inhibitor ibrutinib (formerly PCI-32765) globally. The failure to maintain this agreement or the failure of Janssen to perform its obligations under this agreement, could negatively impact our business.

Pursuant to the terms of our collaboration and licensing agreement with Janssen, we granted Janssen a license to co-develop (with us) our BTK Inhibitor ibrutinib globally, to co-commercialize it (with us) in the U.S., and to exclusively commercialize it outside of the U.S., in each case for all non-immunology related indications. Under a global development plan, each party will be responsible for conducting certain clinical trials. The agreement includes a cost sharing arrangement for associated development activities. Except in certain cases, in general Janssen is responsible for approximately 60% of development costs and we are responsible for the remaining 40% of development costs. Upon commercialization, profits and losses will be shared 50/50.

We have limited control over the development or commercialization costs incurred by Janssen, and limited control over the implementation of development and commercial activities performed by them. Our costs and revenue are therefore tied to efforts made by ourselves and Janssen in developing and marketing our product. We have limited control over the amount of time and effort Janssen will devote to the development, manufacturing and commercialization of our BTK Inhibitor ibrutinib, and very limited control over the manner in which Janssen conducts its business with regard to obtaining regulatory and other approvals and commercializing the product, especially outside the U.S. Accordingly, our revenue and financial position may be adversely affected if Janssen does not dedicate sufficient time to the development and commercialization of the BTK Inhibitor ibrutinib, fails to obtain regulatory approvals, or otherwise fails to comply with its obligations under the agreement.

We are subject to a number of other risks associated with our dependence on our collaboration and license agreement with Janssen, including:

- We and Janssen could disagree as to future development plans and Janssen may delay future clinical trials or stop a future clinical trial;
- There may be disputes between us and Janssen, including disagreements regarding the collaboration and license agreement, that may result in (1) the delay of or failure to achieve regulatory and commercial objectives that would result in milestone or profit share payments, (2) the delay or termination of any future development or commercialization of ibrutinib, and/or (3) costly litigation or arbitration that diverts our management's attention and resources;
- Janssen may not provide us with timely and accurate information regarding supply forecasts, which could adversely impact our ability to comply with our supply obligations to Janssen and manage our own inventory of ibrutinib, as well as our ability to generate accurate financial forecasts;
- Business combinations or significant changes in Janssen's business strategy may adversely affect Janssen's ability or willingness to perform its obligations under our collaboration agreement;
- If Janssen is unsuccessful performing clinical trials, or in obtaining regulatory approvals for or commercializing ibrutinib outside the U.S., we may not receive certain additional milestone payments or any profit payments under the collaboration and license agreement and our business prospects and financial results may be materially harmed;
- Janssen may not comply with applicable regulatory requirements or guidelines with respect to developing or commercializing ibrutinib, which could adversely impact future development or sales of ibrutinib globally.

The collaboration and license agreement is subject to early termination, including through Janssen's right to terminate without cause upon advance notice to us. If the agreement is terminated early, we may not be able to find another collaborator for the further development and commercialization of ibrutinib on acceptable terms, or at all, and we may be unable to pursue continued development and commercialization of ibrutinib on our own.

If our collaboration is unsuccessful or is terminated by Janssen, we might not effectively develop and market our BTK Inhibitor ibrutinib.

Integral to the success of our collaboration with Janssen is our ability to timely achieve certain milestones and obtain regulatory approvals. Our collaboration with Janssen may be unsuccessful. Under the terms of our agreement, Janssen may terminate its agreement with us without cause and upon short notice. Termination of our agreement would hinder our efforts to effectively develop and commercialize the BTK Inhibitor ibrutinib. There would be a delay in getting our product to market. Such delay would likely result in higher costs for us and could adversely affect any progress we have made in clinical trials.

We may have difficulty finding another collaboration partner on favorable terms if Janssen terminates our agreement. We might not be able to raise capital on our own. We do not have sufficient skilled personnel to fully assist in global development or marketing endeavors. As we currently lack the resources to properly develop, market and commercialize the BTK Inhibitor ibrutinib, we may be unable to continue to develop the BTK Inhibitor ibrutinib without the continued assistance of Janssen.

We rely heavily on third parties for product and clinical development of our products.

We currently depend heavily and will continue to depend heavily in the future on third parties for support in product development and clinical development of our products. The termination of a significant number of our existing collaborative arrangements, or our inability to establish and maintain collaborative arrangements could have a material adverse effect on our ability to complete clinical development of our products. Given our limited resources, it may be necessary to establish partnerships with other pharmaceutical companies that have greater financial and technical resources in order to successfully develop and commercialize our products. Although we have entered into a global strategic alliance with Servier related to the research, development, and commercialization of abexinostat (formerly known as PCI-24781), there is no assurance that any additional partnerships can be obtained, and if obtained, such partnership may require us to relinquish product rights that could affect the financial success of these products.

We engage clinical investigators and medical institutions to enroll subjects in our clinical trials and contract clinical research organizations, or CROs, for various aspects of our clinical development activities including clinical trial monitoring, data collection, safety monitoring and data management. As a result, we have had and continue to have less control over the conduct of clinical trials, the timing and completion of the trials, the required reporting of adverse events and the management of data developed through the trial than would be the case if we were relying entirely upon our own staff. Although we rely on CROs to conduct some of our clinical trials, we are responsible for confirming that each of our clinical trials is conducted in accordance with the investigational plan and protocol. Moreover, the FDA and foreign regulatory agencies require us to comply with regulations and standards, commonly referred to as good clinical practices, for conducting, recording and reporting the results of clinical trials to assure that the data and results are credible and accurate and that the trial participants are adequately protected. Our reliance on third parties does not relieve us of these responsibilities and requirements.

Outside parties may have staffing difficulties, may undergo changes in priorities or may become financially distressed, adversely affecting their willingness or ability to conduct our trials. We may experience unexpected cost increases that are beyond our control. Any failure of such CROs to successfully accomplish clinical trial monitoring, data collection, safety monitoring and data management and the other services they provide for us in a timely manner and in compliance with regulatory requirements could have a material adverse effect on our ability to complete clinical development of our products and obtain regulatory approval. Problems with the timeliness or quality of the work of a CRO may lead us to seek to terminate the relationship and use an alternate service provider. However, making such changes may be costly and may delay our trials, and contractual restrictions may make such a change difficult or impossible. Additionally, it may be difficult to find a replacement organization that can conduct our trials in an acceptable manner and at an acceptable cost.

We lack the resources, capability and experience necessary to manufacture pharmaceuticals and thus rely heavily upon contract manufacturers.

We have no manufacturing facilities and we currently rely on third parties for manufacturing and storage activities related to all of our products in development. Our manufacturing strategy presents the following risks:

- delays in scale-up to quantities needed for multiple clinical trials, or failure to manufacture such quantities to our specifications, or deliver such quantities on the dates we require, could cause delay or suspension of clinical trials, regulatory submissions and commercialization of our products in development;
- there is no guarantee that the supply of clinical materials can be maintained during the clinical development of our product candidates;
- our current and future manufacturers are subject to ongoing periodic unannounced inspections by the FDA and corresponding regulatory agencies for compliance with strictly enforced cGMP and similar standards in other countries. Failure to pass these inspections could have a material adverse effect on our ability to produce our products to support our operations;
- if we need to change to other commercial manufacturing contractors, there is no guarantee that we will be able to locate a suitable replacement contractor. The FDA and comparable foreign regulators must approve material manufactured by these contractors prior to our use. This would require new testing and compliance inspections. The new manufacturers would have to practice substantially equivalent processes for the production of our products;

- our current manufacturers might not be able to fulfill our commercial needs, which would require us to seek new manufacturing arrangements and may result in substantial delays in meeting market demand; and
- any disruption of the ability of our manufacturing contractors to supply necessary quantities of our products could have a material adverse effect on our ability to support our operations.

Any of these factors could delay clinical trials or commercialization of our products under development and entail higher costs.

We lack marketing, distribution and sales experience.

Although we intend to develop our marketing, sales and distribution functions, we currently lack the internal capability to commercialize our products. If any of our product candidates are approved by the FDA, we will need a drug sales force with technical expertise prior to the commercialization of any of our product candidates. We will incur substantial additional expenses in developing, training and managing such an organization. We may be unable to build such a sales force, the cost of establishing such a sales force may exceed any product revenue, or our direct marketing and sales efforts may be unsuccessful. In addition, we compete with many other companies that currently have extensive and well-funded marketing and sales operations. Our marketing and sales efforts may be unable to compete successfully against those of such other companies. We may need to enter into co-promotion or other licensing arrangements with larger pharmaceutical or biotechnology firms in order to increase the commercial success of our products. To the extent we enter into co-promotion or other licensing agreements, our product revenues are likely to be lower than if we directly marketed and sold our products, and some or all of the revenues we receive will depend upon the efforts of third parties, which may not be successful and may not be within our control. If we are unable to enter into co-promotion or other licensing agreements on acceptable terms or at all, we may not be able to successfully commercialize our existing and future product candidates. If we are not successful in commercializing our existing and future product candidates, either on our own or through collaborations with one or more third parties, our future product revenue will suffer and we may incur significant losses or become unable to continue the operation of our business.

If we lose or are unable to hire and retain qualified personnel, then we may not be able to develop our products or processes and obtain the required regulatory approvals.

We are highly dependent on qualified scientific and management personnel. We will need to expand and effectively manage our managerial, operational, financial, development and other resources in order to successfully pursue our research, development and commercialization efforts for our existing and future product candidates. Our success depends on our continued ability to attract, retain and motivate highly qualified management and personnel with pre-clinical and clinical experience. We will need to hire additional personnel as we continue to expand our research and development and partnering activities.

We face intense competition from other companies and research and academic institutions for qualified personnel. We may not be able to attract or retain qualified management and scientific personnel in the future due to the intense competition for qualified personnel among biotechnology, pharmaceutical and other businesses, particularly in the San Francisco, California area. We are highly dependent on our executives including Robert W. Duggan, our CEO, and in fact Mr. Duggan has provided significant financing to us. If Mr. Duggan or any of our executives were to terminate their position with us, or we were to lose an additional executive officer, any of our senior scientists, a manager of one of our programs, or a significant number of any of our staff or we are unable to hire and retain qualified personnel, then our ability to develop and commercialize our products and processes, raise additional capital or implement our business strategy may be adversely affected or rendered impractical and our business may be harmed as a result.

Our business is subject to risks associated with international operations and collaborations.

The laws of foreign countries do not protect our intellectual property rights to the same extent as do the laws of the United States. In countries where we do not have and/or have not applied for patents on our products, we will be unable to prevent others from developing or selling similar products. In addition, in jurisdictions outside the United States where we acquire patent rights, we may be unable to prevent unlicensed parties from selling or importing products or technologies derived elsewhere using our patented technology.

Until we or our licensees obtain the required regulatory approvals for pharmaceuticals in any specific foreign country, we or our licensees will be unable to sell these products in that country. International regulatory authorities have imposed numerous and varying regulatory requirements and the approval procedures can involve additional testing. Approval by one regulatory authority does not ensure approval by any other regulatory authority.

We may have exposure to greater than anticipated tax liabilities.

Our income tax obligations are based on our corporate operating structure, including the manner in which we develop, value, and use our intellectual property and the scope of our international operations. The tax laws applicable to our international business activities, including the laws of the United States and other jurisdictions, are subject to interpretation. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed technology or intercompany arrangements, which could increase our worldwide effective tax rate and harm our financial position and results of operations. In addition, our future income taxes could be adversely affected by earnings being lower than anticipated in jurisdictions that have lower statutory tax rates and higher than anticipated in jurisdictions that have higher statutory tax rates, by changes in the valuation of our deferred tax assets and liabilities, or by changes in tax laws, regulations, or accounting principles. We are subject to regular review and audit by both U.S. federal and state and foreign tax authorities. Any adverse outcome of such a review or audit could have a negative effect on our financial position and results of operations. In addition, the determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment by management, and there are many transactions where the ultimate tax determination is uncertain. Although we believe that our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

The enactment of legislation implementing changes in the U.S. taxation of international business activities or the adoption of other tax reform policies could materially affect our financial position and results of operations.

The current administration has made public statements indicating that it has made international tax reform a priority, and key members of the U.S. Congress have conducted hearings and proposed a wide variety of potential changes. Certain changes to U.S. tax laws, including limitations on the ability to defer U.S. taxation on earnings outside of the United States until those earnings are repatriated to the United States, could affect the tax treatment of our foreign earnings, as well as cash and cash equivalent balances we currently maintain outside of the United States. Due to the expanding scale of our international business activities, any changes in the U.S. taxation of such activities may increase our worldwide effective tax rate and harm our financial position and results of operations.

We are exposed to fluctuations in foreign currency exchange rates, and an adverse change in foreign currency exchange rates could have a material adverse impact on our business, financial condition and results of operations.

All of our revenues and the majority of our expenses are denominated in U.S. dollars and as a result, we have not experienced significant foreign currency transaction gains and losses to date. We have conducted some transactions in foreign currencies during the fiscal year ended June 30, 2012, primarily related to ex-U.S. clinical trial activities, and we expect to continue to do so. We have not entered into any agreements or transactions to hedge the risk associated with potential fluctuations in currencies; accordingly, we are subject to foreign currency exchange risk related to these ex-U.S. clinical trial activities. While we may enter into hedge or other agreements in the future to actively manage this risk, we do not believe this risk is material to our financial statements.

We may be subject to damages resulting from claims that our employees or we have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of our employees were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these or other claims. If we fail in defending such claims, in addition to paying monetary damages, we may face injunctions that restrict or preclude our access to important markets, intellectual property, or personnel. Any restriction or loss of access to markets, intellectual property, research personnel or work product that are key to our operations could hamper or negate our ability to commercialize certain potential drugs, which could severely harm our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

We may be subject to damages or injunctions resulting from employment discrimination or harassment claims that our employees or former employees bring against us.

Although we have developed and are in the process of implementing a program for compliance with federal and state civil rights laws and employment laws, including laws prohibiting any harassment or discrimination in the hiring, promotion, firing, or treatment of employees on the basis of age, race, color, ancestry, national origin, disability, medical condition, marital status, sexual orientation, gender, gender identity, religious denomination, pregnancy status, or other classification, we cannot guarantee that our compliance program will be sufficient or effective, that our employees will comply with our policies, that our employees will notify us of any violation of our policies, that we will have the ability to take appropriate and timely corrective action in response to any such violation, or that we will make decisions and take actions that will necessarily limit or avoid liability with respect to any employment discrimination or harassment claim our employees may bring against us, including any claim under the federal Civil Rights Act of 1964 and 1991 (as amended), the California Fair Employment and Housing Act ("FEHA"), as amended, Section 1981 of the Civil Rights Acts of 1866, the federal Age Discrimination in Employment Act of 1967 (as amended) ("ADEA"), the Older Workers Benefits Protection Act, the Employee Retirement Income and Securities Act ("ERISA"), the Family and Medical Leave Act ("FMLA"), the California Family Rights Act ("CFRA"), the federal Americans with Disabilities Act of 1990 ("ADA"), the Lilly Ledbetter Fair Pay Act, the Immigration Reform and Control Act of 1986, the Equal Pay Act, of 1963, as amended, California Business and Professions Code 17200, any and all protections pursuant to California's Labor Code or the Fair Labor Standards Act ("FLSA"), and any federal or state constitutional rights and protections. Discrimination claims and harassment claims brought by employees or former employees against their employers or former employers have increased substantially in recent years. In addition, the enactment of new federal and state laws, the amendment of existing federal and state laws, and the interpretation of existing or future laws by court decision could further expand the grounds on which employees and former employees may pursue claims of employment discrimination or harassment. We cannot adequately predict whether our compliance program will effectively protect us from liability under present or future federal or state laws against employment discrimination or harassment. If one or more of our employees brings a claim of employment discrimination or harassment against us and if we are found liable for damages and/or an injunction is imposed on us or we agree to pay damages and/or accept an injunction in settlement of the claim, the payment of the damages amount or the curtailment of our activities consequent to the injunction could have a material adverse effect on our financial condition and impair or prevent us from continuing our business.

We may be subject to damages or injunctions resulting from qui tam or "whistleblower" actions that our employees or former employees bring against us.

Although we have developed and are in the process of implementing a program for compliance with all federal and state laws and regulations, we cannot guarantee that our compliance program will be sufficient or effective, that our employees will comply with our policies, that our employees will notify us of any violation of our policies, that we will have the ability to take appropriate and timely corrective action in response to any such violation, or that we will make decisions and take actions that will necessarily limit or avoid liability for qui tam or federal "whistleblower" claims that our employees or former employees may bring against us or that governmental authorities may prosecute against us based on information provided by our employees or former employees. Qui tam or "whistleblower" claims against employers brought by employees or former employees or governmental authorities based on information from employees or former employees have increased substantially in recent years. In any qui tam or "whistleblower" action that results in the payment of a fine imposed by a court or a settlement, the employee or former employee who brought the claim or furnished information allowing the governmental authority to prosecute the claim is rewarded with a percentage of the fine or settlement amount collected from the employer. The prospect of sharing in the proceeds of any fine collected from the employer motivates employees and former employees to bring qui tam or "whistleblower" claims or to furnish information to a governmental authority for the prosecution of such claims. In addition, the enactment of new federal and state laws, the amendment of existing federal and state laws, and the interpretation of existing or future laws by court decision could further expand the grounds on which employees and former employees may pursue qui tam or "whistleblower" claims. We cannot adequately predict whether our compliance program will effectively protect us from liability under present or future federal or state laws relating to qui tam or "whistleblower" claims that our employees or former employees may bring against us or that governmental authorities may prosecute against us on the basis of information provided by our employees or former employees. If one or more of our employees brings a qui tam or "whistleblower" claim against us or if a governmental authority prosecutes a claim against us on the basis of information provided by one or more of our employees or former employees, and if we are found liable and a fine and/or an injunction is imposed on us or we agree to pay a fine and/or accept an injunction in settlement of the claim, the payment of the fine and/or the curtailment of our activities consequent to the injunction could have a material adverse effect on our financial condition and impair or prevent us from continuing our business.

Our investments in marketable securities are subject to risks which may cause losses and affect the liquidity of these investments.

We invest funds in excess of those needed for working capital and operating expenses in marketable securities which may include corporate notes, certificates of deposit, government securities and other financial instruments. Significant declines in the value of these investments due to the operating performance of the companies we invest in or general economic or market conditions may result in the recognition of realized or impairment losses which could be material.

We may need to implement additional finance and accounting systems, procedures and controls to satisfy reporting requirements.

As a public reporting company, we are required to comply with the Sarbanes-Oxley Act of 2002, including Section 404, and the related rules and regulations of the Securities and Exchange Commission, including expanded disclosures and accelerated reporting requirements and more complex accounting rules. Compliance with Section 404 and other requirements will increase our costs and require additional management resources. We may need to continue to implement additional finance and accounting systems, procedures and controls to satisfy reporting requirements. While we have been able to complete an unqualified assessment as to the adequacy of our internal control over financial reporting for our fiscal year ending June 30, 2012, there is no assurance that future assessments of the adequacy of our internal control over financial reporting will be unqualified. If we are unable to obtain future unqualified reports as to the effectiveness of our internal control over financial reporting, investors could lose confidence in the reliability of our internal control over financial reporting, which could adversely affect our stock price.

Our corporate compliance program cannot guarantee that we are in compliance with all potentially applicable regulations.

The development, manufacturing, pricing, sales, coverage and reimbursement of our products, together with our general operations, are subject to extensive regulation by federal, state and other authorities within the United States and numerous entities outside of the United States. While we have developed and are implementing a corporate compliance program based on what we believe are the current best practices, we cannot provide any assurance that governmental authorities will find that our business practices comply with current or future administrative or judicial interpretations of potentially applicable laws and regulations. If we fail to comply with any of these laws and regulations, we could be subject to a range of regulatory actions, including suspension or termination of clinical trials, the failure to approve a product candidate, restrictions on our products or manufacturing processes, withdrawal of products from the market, significant fines, disqualification or disbarment from participation in federally-funded health care programs or other sanctions or litigation, any of which events may have a significant adverse impact on our business.

Our facility in California is located near an earthquake fault, and an earthquake or other types of natural disasters or resource shortages could disrupt our operations and adversely affect results.

Important documents and records, such as hard copies of our laboratory books and records for our drug candidates and compounds, are located in our corporate headquarters at a single location in Sunnyvale, California, which is near active earthquake zones. We do not have a formal business continuity or disaster recovery plan, and could therefore experience a significant business interruption in the event of a natural disaster, such as an earthquake, drought or flood, or localized extended outages of critical utilities or transportation systems. In addition, California from time to time has experienced shortages of water, electric power and natural gas. Future shortages and conservation measures could disrupt our operations and cause expense, thus adversely affecting our business and financial results.

Risks Related to Our Common Stock

If our results do not meet our and analysts' forecasts and expectations, our stock price could decline.

Analysts who cover our business and operations provide valuations regarding our stock price and make recommendations whether to buy, hold or sell our stock. Our stock price may be dependent upon such valuations and recommendations. Analysts' valuations and recommendations are based primarily on our reported results and our and their forecasts and expectations concerning our future results regarding, for example, expenses, revenues, clinical trials, regulatory marketing approvals and competition. Our future results are subject to substantial uncertainty, and we may fail to meet or exceed our and analysts' forecasts and expectations as a result of a number of factors, including those discussed under the section entitled "Risks Related to Pharmacyclics" above. If our results do not meet our and analysts' forecasts and expectations, our stock price could decline as a result of analysts lowering their valuations and recommendations or otherwise.

Future equity issuances or a sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

Because we may need to raise additional capital in the future to continue to expand our business and our research and development activities, among other things, we may conduct additional equity offerings. If we or our stockholders sell substantial amounts of our common stock (including shares issued upon the exercise of options and warrants) in the public market, the market price of our common stock could fall. A decline in the market price of our common stock could make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

If our officers, directors and largest stockholders choose to act together, they are able to control our management and operations, acting in their best interests and not necessarily those of other stockholders.

Our directors, executive officers and principal stockholders and their affiliates collectively have the ability to determine the election of all of our directors and to determine the outcome of most corporate actions requiring stockholder approval. They may exercise this ability in a manner that advances their best interests and not necessarily those of other stockholders.

Anti-takeover provisions in our charter documents and Delaware law could prevent or delay a change in control.

Our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. In addition, provisions of the Delaware General Corporation Law also restrict certain business combinations with interested stockholders. These provisions are intended to encourage potential acquirers to negotiate with us and allow our board of directors the opportunity to consider alternative proposals in the interest of maximizing stockholder value. However, these prohibitions may also discourage acquisition proposals or delay or prevent a change in control, which could harm our stock price.

The price of our common stock is volatile.

The market prices for securities of biotechnology companies, including ours, have historically been highly volatile. Our stock, like that of many other companies, has from time to time experienced significant price and volume fluctuations sometimes unrelated to operating performance. For example, during the period beginning July 1, 2010 and ending June 30, 2012, the sales price for one share of our common stock reached a high of $54.61 per share and a low of $4.88 per share. The market price of our common stock may fluctuate significantly due to a variety of factors, including:

- the progress and results of our preclinical testing, clinical trials, product development and partnering activities;
- quarterly fluctuations in our financial results;
- the development of technological innovations or new therapeutic products by us, our competitors or others;
- changes in governmental regulation;
- developments in patent or other proprietary rights by us, our competitors or others;
- developments and/or announcements by us, our competitors or others;
- litigation;
- public concern as to the safety of products developed by us, our competitors or others;
- departure of key personnel;
- ability to manufacture our products to commercial standards;
- changes in the structure of healthcare payment systems and the coverage and reimbursement policies of governmental and other third-party payers;
- our ability to successfully commercialize our products if they are approved;
- comments by securities analysts; and
- general market conditions in our industry.

In addition, if any of the risks described in this section entitled "Risk Factors" actually occur, there could be a dramatic and material adverse impact on the market price of our common stock.

Risks Related to Our Industry

We face rapid technological change and intense competition.

The pharmaceutical industry is subject to rapid and substantial technological change. Therapies designed by other companies to treat the conditions that are the focus of our products are currently in clinical trials. Developments by others may render our products under development or technologies noncompetitive or obsolete, or we may be unable to keep pace with technological developments or other market factors. Technological competition in the industry from pharmaceutical and biotechnology companies, universities, governmental entities and others diversifying into the field is intense and is expected to increase. Many of these entities have significantly greater research and development capabilities than we do, as well as substantially more marketing, sales, manufacturing, financial and managerial resources. These entities represent significant competition for us. Acquisitions of, or investments in, competing pharmaceutical or biotechnology companies by large corporations could increase such competitors' financial, marketing, manufacturing and other resources. In addition, we may experience competition from companies that have acquired or may acquire technology from universities and other research institutions. As these companies develop their technologies, they may develop proprietary positions that compete with our products. We are engaged in the development of novel therapeutic technologies. Our resources are limited and we may experience technical challenges inherent in such novel technologies.

Competitors have developed or are in the process of developing technologies that are, or in the future may be, the basis for competitive products. Some of these products may have an entirely different approach or means of accomplishing similar therapeutic effects than our products. Our competitors may develop products that are safer, more effective or less costly than our products and, therefore, present a serious competitive threat to our product offerings. Our competitors may price their products below ours, may receive better coverage and/or reimbursement or may have products that are more cost effective than ours.

The widespread acceptance of therapies that are alternatives to ours may limit market acceptance of our products even if commercialized. The diseases for which we are developing our therapeutic products can also be treated, in the case of cancer, by surgery, radiation, biologics and chemotherapy. These treatments are widely accepted in the medical community and have a long history of use. The established use of these competitive products may limit the potential for our products to receive widespread acceptance if commercialized. We may be unable to demonstrate any pharmacoeconomic advantage for our products compared to established or standard-of-care therapies for our target patient populations. In addition, many of our target patient populations can present with indolent, or slowly progressing, disease. It may be difficult for us to show that treatment with our products provides a significant improvement in clinical outcome compared to the avoidance of treatment, or watching for the progression of disease, in such patients. Payers may decide that the potential improvement our products provide to clinical outcomes in our target patient populations is not adequate to justify the costs of treatment with our products. If payers do not view our products as offering a better balance between clinical benefit and treatment cost compared to standard-of-care therapies, the profitability of our products may be severely reduced.

If our products are not accepted by the market or if users of our products are unable to obtain adequate coverage of and reimbursement for our products from government and other third-party payers, our revenue and profitability will suffer.

Our ability to commercialize our products successfully will depend in significant part on the extent to which appropriate coverage of and reimbursement for our products and related treatments are obtained from governmental authorities, private health insurers and other organizations, such as HMOs. Third-party payers are increasingly challenging the prices charged for medical products and services. We cannot provide any assurances that third- party payers will consider our products cost-effective or provide coverage of and reimbursement for our products, in whole or in part.

Uncertainty exists as to the coverage and reimbursement status of newly approved medical products and services and newly approved indications for existing products. Third-party payers may conclude that our products are less safe, less clinically effective, or less cost-effective than existing products, and third-party payers may not approve our products for coverage and reimbursement. If we are unable to obtain adequate coverage of and reimbursement for our products from third-party payers, physicians may limit how much or under what circumstances they will prescribe or administer them. Such reduction or limitation in use of our products could cause our sales to suffer. Even if third-party payers make reimbursement available, payment levels may not be sufficient to make the sale of our products profitable.

Also, the trend towards managed health care in the United States and the concurrent growth of organizations such as HMOs, which could control or significantly influence the purchase of medical services and products, may result in inadequate coverage of and reimbursement for our products. Many third- party payers, including in particular HMOs, are pursuing various ways to reduce pharmaceutical costs, including, for instance, the use of formularies. The market for our products depends on access to such formularies, which are lists of medications for which third-party payers provide reimbursement. These formularies are increasingly restricted, and pharmaceutical companies face significant competition in their efforts to place their products on formularies of HMOs and other third-party payers. This increased competition has led to a downward pricing pressure in the industry. The cost containment measures that third-party payers are instituting could have a material adverse effect on our ability to operate profitably.

Current health care laws and regulations, including the recently enacted health care reform, as well as future legislative or regulatory changes to the healthcare system, may affect our ability to sell our products profitably.

In the United States, there has been recent legislation, as well as legislative and regulatory proposals, changing the healthcare system in ways that may affect our future revenue and profitability, and the future revenue and profitability of our potential customers, suppliers and collaborative partners, and the availability of capital. Federal and state lawmakers regularly propose and, at times, enact legislation that would result in significant changes to the healthcare system and, in particular, that are intended to contain or reduce the costs of medical products and services.

The most significant recent health care legislation is the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or the "Healthcare Reform Act", which President Obama signed into law in March 2010. This law substantially changes how health care is funded by the state and federal government as well as private insurers, and significantly impacts the pharmaceutical industry. Though the full effect of the Healthcare Reform Act on pharmaceutical companies has yet to be seen, the changes that may affect our business include those governing enrollment in federal healthcare programs, reimbursement changes, new governmental programs, and fraud and abuse enforcements. The Healthcare Reform Act takes effect in stages through 2018.

Certain aspects of the Health Care Reform Act are likely to adversely affect pharmaceutical manufacturers in particular. For example, in 2011, the Healthcare Reform Act imposed non-deductible annual flat fees on pharmaceutical manufacturers and importers based upon relative market share. Furthermore, as part of the Healthcare Reform Act closing a funding gap in the Medicare Part D prescription drug program, certain pharmaceutical manufacturers will be required to provide a 50% discount on drugs dispensed to beneficiaries within this funding gap.

There also have been and likely will continue to be legislative and regulatory proposals at the state and federal levels that could bring about significant changes to the Medicaid drug rebate program and other federal pharmaceutical pricing and rebate programs. Given these and other recent federal and state government initiatives directed at lowering the total cost of health care, federal and state lawmakers will likely continue to focus on health care reform, the cost of prescription pharmaceuticals and on the reform of the Medicare and Medicaid programs. These efforts could adversely affect our business by, among other possibilities, limiting the prices that can be charged for drugs we develop or the amount of reimbursement available for these products from governmental agencies or third-party payers, limiting the profits that pharmaceutical companies may earn on certain sales, increasing the tax obligations on pharmaceutical companies, increasing our rebate liability, or limiting our commercial opportunity. We cannot predict the impact on our business of any legislation or regulations that may be adopted in the future. Any cost containment measures and other healthcare system reforms that are adopted could have a material adverse effect on our ability to operate profitably.

We may need to change our business practices to comply with health care fraud and abuse regulations, and our failure to comply with such laws could adversely affect our business, financial condition and results of operations.

Our operations will be directly, or indirectly through our customers, subject to various state and federal fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute and False Claims Act. These laws may impact, among other things, our proposed sales, marketing and education programs.

The federal Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing or arranging for a good or service, for which payment may be made under a federal healthcare program such as the Medicare and Medicaid programs. Several courts have interpreted the statute's intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the statute has been violated. The Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Recognizing that the Anti-Kickback Statute is broad and may technically prohibit many innocuous or beneficial arrangements, Congress authorized the Department of Health and Human Services, Office of Inspector General ("OIG") to issue a series of regulations, known as the "safe harbors." These safe harbors set forth provisions that, if all their applicable requirements are met, will assure healthcare providers and other parties that they will not be prosecuted under the Anti-Kickback Statute. The failure of a transaction or arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy each applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the OIG. Penalties for violations of the federal Anti-Kickback Statute include criminal penalties and civil sanctions such as fines, imprisonment and possible exclusion from Medicare, Medicaid and other federal healthcare programs. Many states have also adopted laws similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for healthcare items or services reimbursed by any source, not only the Medicare and Medicaid programs.

The federal False Claims Act prohibits persons from knowingly filing or causing to be filed a false claim to, or the knowing use of false statements to obtain payment from, the federal government. Suits filed under the False Claims Act, known as "qui tam" actions, can be brought by any individual on behalf of the government and such individuals, sometimes known as "relators" or, more commonly, as "whistleblowers," may share in any amounts paid by the entity to the government in fines or settlement. The frequency of filing of qui tam actions has increased significantly in recent years, causing greater numbers of healthcare companies to have to defend a False Claim action. When an entity is determined to have violated the federal False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties of between $5,500 to $11,000 for each separate false claim, and face exclusion from Medicare, Medicaid, and other federal health programs. Various states have also enacted laws modeled after the federal False Claims Act.

In addition to the laws described above, the Health Insurance Portability and Accountability Act of 1996 created two new federal crimes: healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payers. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government sponsored programs. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines or imprisonment.

If our operations are found to be in violation of any of the laws described above and other applicable state and federal fraud and abuse laws, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from government healthcare programs, and the curtailment or restructuring of our operations.

Our business exposes us to product liability claims.

The testing, manufacture, marketing and sale of our products involve an inherent risk that product liability claims will be asserted against us. We face the risk that the use of our products in human clinical trials will result in adverse effects. If we complete clinical testing for our products and receive regulatory approval to market our products, we will mark our products with warnings that identify the known potential adverse effects and the patients who should not receive our product. We cannot ensure that physicians and patients will comply with these warnings. In addition, unexpected adverse effects may occur even with use of our products that receive approval for commercial sale. Although we are insured against such risks in connection with clinical trials, our present product liability insurance may be inadequate. A successful product liability claim in excess of our insurance coverage could have a material adverse effect on our business, financial condition and results of operations. Any successful product liability claim may prevent us from obtaining adequate product liability insurance in the future on commercially desirable or reasonable terms. In addition, product liability coverage may cease to be available in sufficient amounts or at an acceptable cost. An inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of our pharmaceutical products. A product liability claim or recall would have a material adverse effect on our reputation, business, financial condition and results of operations.

Our business involves environmental risks.

In connection with our research and development activities and our manufacture of materials and products, we are subject to federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials, biological specimens and wastes. Although we believe that we have complied with the applicable laws, regulations and policies in all material respects and have not been required to correct any material noncompliance, we may be required to incur significant costs to comply with environmental and health and safety regulations in the future. Our research and development involves the controlled use of hazardous materials, including but not limited to certain hazardous chemicals and radioactive materials. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, we cannot completely eliminate the risk of contamination or injury from these materials. In the event of such an occurrence, we could be held liable for any damages that result and any such liability could exceed our resources.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

Our corporate offices are located in Sunnyvale, California, where, as of July 1, 2012, we lease 79,776 square feet under an operating lease that expires in November 2017, with an option to extend the term for an additional five years. Our facility includes administrative and research and development space. We believe our existing facility is adequate to meet our current needs and that suitable additional space will be available as needed.

Item 3. ***Legal Proceedings***

We may be involved, from time to time, in legal proceedings and claims arising in the ordinary course of our business. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. We accrue amounts, to the extent they can be reasonably estimated, that we believe are adequate to address any liabilities related to legal proceedings and other loss contingencies that we believe will result in a probable loss. While there can be no assurances as to the ultimate outcome of any legal proceeding or other loss contingency involving us, management does not believe any pending matter will be resolved in a manner that would have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Item 4. ***Mine Safety Disclosures***

None.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Our common stock trades on the NASDAQ Stock Market under the symbol "PCYC." The following table sets forth the range of high and low closing prices for our common stock for the periods indicated.

	HIGH	LOW
FISCAL YEAR ENDED June 30, 2012		
First Quarter	$ 12.81	$ 9.04
Second Quarter	15.63	11.10
Third Quarter	28.68	14.99
Fourth Quarter	54.61	25.33
FISCAL YEAR ENDED June 30, 2011		
First Quarter	$ 8.42	$ 6.36
Second Quarter	8.22	5.29
Third Quarter	6.52	4.88
Fourth Quarter	10.63	5.66

As of August 20, 2012, there were 111 holders of record of our common stock. We have not paid cash dividends on our common stock since our inception and we do not anticipate paying any in the foreseeable future.

Performance Graph [1]

The following graph compares our total stockholder returns for the past five years to two indices: the Nasdaq Composite Index and the Nasdaq Biotechnology Index. The total return for each index assumes the reinvestment of all dividends, if any, paid by companies included in these indices.

The stockholder return shown on the graph below is not necessarily indicative of future performance, and we do not make or endorse any predictions as to future stockholder returns.



Comparison of Cumulative Total Return on Investment for the Past Five Years(2)
$2,500
$2,000
$1,500
$1,000
$500
$-
6/30/07
6/30/08
6/30/09
6/30/10
6/30/11
6/30/12
Pharmacyclics
Nasdaq Composite Index
Nasdaq Biotechnology Index

(1) This section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any of our filings under the Securities Act or the Exchange Act whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

(2) Shows the cumulative return on investment assuming an investment of $100 in our common stock, the Nasdaq Composite Index and the Nasdaq Biotechnology Index at June 30, 2007.

Sales of Unregistered Securities

Not Applicable.

Stock Repurchases in the Fourth Quarter

Not Applicable.

Securities Authorized for Issuance Under Equity Compensation Plans

See Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" for information with respect to our compensation plans under which equity securities are authorized for issuance.

Item 6. ***Selected Financial Data***

The data set forth below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the financial statements and related notes included elsewhere herein.

	Fiscal Years Ended June 30,				
	2012	2011	2010	2009	2008
	(in thousands, except per share amounts)				
STATEMENT OF OPERATIONS DATA:					
Revenue[1]:					
License and milestone revenue	$ 77,605	$ 4,355	$ 6,645	$ -	$ -
Collaboration services revenue	4,385	3,878	2,662	-	-
Total revenue	81,990	8,233	9,307	-	-
Operating expenses: [2]					
Research and development	54,537	34,482	17,358	13,954	18,180
General and administrative	15,575	9,125	7,561	8,474	7,332
Total operating expenses	70,112	43,607	24,919	22,428	25,512
Income (loss) from operations	11,878	(35,374)	(15,612)	(22,428)	(25,512)
Interest income	178	169	81	137	1,206
Interest expense and other (expense) income, net	(31)	2	(43)	(606)	8
Income (loss) before income taxes	12,025	(35,203)	(15,574)	(22,897)	(24,298)
Income tax (provision) benefit	(39)	-	550	(550)	-
Net income (loss)	$ 11,986	$ (35,203)	$ (15,024)	$ (23,447)	$ (24,298)
Net income (loss) per share:[3]					
Basic	$ 0.17	$ (0.59)	$ (0.31)	$ (0.88)	$ (0.93)
Diluted	$ 0.17	$ (0.59)	$ (0.31)	$ (0.88)	$ (0.93)
Weighted average shares used to compute net income (loss) per share:					
Basic	68,728	59,973	48,344	26,570	25,989
Diluted	72,617	59,973	48,344	26,570	25,989

	June 30,				
	2012	2011	2010	2009	2008
	(in thousands)				
BALANCE SHEET DATA:					
Cash, cash equivalents and marketable securities[4]	$ 203,607	$ 112,329	$ 74,149	$ 16,326	$ 16,755
Total assets	219,120	116,352	76,820	18,301	18,367
Deferred revenue	75,378	7,000	6,099	11,628	-
Total liabilities	86,997	14,678	10,059	20,042	1,922
Accumulated deficit	(401,139)	(413,125)	(377,922)	(362,898)	(339,451)
Total stockholders' equity (deficit)	132,123	101,674	66,761	(1,741)	16,445

(1) See Note 4 to the financial statements for a discussion of revenue recognition related to the Janssen and Servier agreements.
(2) See Note 7 to the financial statements for a description of share-based compensation included in operating expenses in 2012, 2011 and 2010.
(3) See Note 3 to the financial statements for a description of the computation of basic and diluted net income (loss) per share.
(4) See Note 7 to the financial statements for a description of equity financings completed during fiscal 2011 and 2010.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

In addition to historical information, this report contains predictions, estimates, assumptions and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Actual results could differ materially from any future performance suggested in this report as a result of the risks, uncertainties and other factors described herein and elsewhere in this report, including those discussed in "Risk Factors."

Company Overview

We are a clinical-stage biopharmaceutical company focused on developing and commercializing innovative small-molecule drugs for the treatment of cancer and immune mediated diseases. Our corporate mission statement reads as follows: To build a viable biopharmaceutical company that designs, develops and commercializes novel therapies intended to improve quality of life, increase duration of life and resolve serious medical healthcare needs; To identify promising product candidates based on exceptional scientific development expertise, develop our products in a rapid, cost-efficient manner and to pursue commercialization and/or development partners when and where appropriate. We exist to make a difference for the better and these are important times to do that.

Presently, we have three product candidates in clinical development and several preclinical molecules in lead optimization. We are committed to high standards of ethics, scientific rigor, and operational efficiency as we move each of these programs toward potential commercialization. To date, nearly all of our resources have been dedicated to the research and development of our products, and we have not generated any commercial revenues from the sale of our products. We do not anticipate the generation of any product commercial revenue until we receive the necessary regulatory and marketing approvals to launch one of our products.

We were in the development stage at June 30, 2011, as defined in Financial Accounting Standards Board Accounting Standards Codification Topic 915, "Development Stage Entities." During the fiscal year ended June 30, 2012, we exited the development stage with the signing of our first significant collaboration with Janssen Biotech, Inc. ("Janssen") (See Note 4 to the Consolidated Financial Statements), from which we received our first significant revenue from principal operations, reflective that we are no longer in the development stage.

The process of developing and commercializing our products requires significant research and development, preclinical testing and clinical trials, manufacturing arrangements as well as regulatory and marketing approvals. These activities, together with our general and administrative expenses, are expected to result in significant operating losses until the commercialization of our products, or partner collaborations, generate sufficient revenue to cover our expenses. We expect that losses will fluctuate from quarter to quarter and that such fluctuations may be substantial. Our sustaining profitability depends upon our ability to successfully complete the development of our products, obtain required regulatory approvals and successfully manufacture and market our products.

Ibrutinib (formerly PCI-32765) - Bruton's Tyrosine Kinase ("BTK") Inhibitor for Oncology

Ibrutinib is an orally active selective irreversible inhibitor of BTK that we are developing for the treatment of patients with B-cell malignancies (lymphoma or leukemias). B-cell maturation is mediated by B-cell receptor ("BCR") signal transduction and BTK is an essential part of the BCR signaling pathway. Recently, BTK has been demonstrated to affect a number of vital growth and survival processes in cancerous B-cells.

Ibrutinib Clinical Development Update

During fiscal year 2012 we provided updates on several of our clinical programs at major scientific conferences. The following is a summary of the clinical updates provided:

At the 2011 American Society of Hematology Annual meeting in December 2011, we presented interim results of our Phase II study in mantle cell lymphoma ("MCL") patients. In the Phase II study PCYC-1104, ibrutinib was administered orally at 560 mg daily until disease progression. Efficacy data was reported on 51 patients (31 patients had bortezomib-naive disease, 20 patients had previously received bortezomib) who had post-baseline tumor assessments and were thus evaluable for response. The objective response rate ("ORR"), according to the 2007 Non-Hodgkin's Lymphoma International Working Group criteria, was 69% (35/51 patients). ORR was similar in bortezomib-naive and bortezomib-exposed patients (71% and 65%, respectively). At the time of the analysis 31 of 35 (89%) responding patients had ongoing responses at the median follow-up of 3.7 months. Consistent with previous trials of ibrutinib, the most common adverse events reported in this trial were Grade 1 (mild) or 2 (moderate) fatigue, diarrhea and nausea. Three patients discontinued the study at that time due to adverse events regardless of causality.

At the 2012 Annual Meeting of the American Society of Clinical Oncology ("ASCO") in June 2012, we presented for the first time data of our single agent Phase Ib/II study in the treatment-naive cohort in Chronic Lymphocytic Leukemia/Small Lymphocytic Lymphoma ("CLL/SLL") patients. The Phase II study PCYC-1102 included a total of 31 treatment-naive elderly (≥ 65 years) patients with CLL/SLL enrolled at two daily dose levels of ibrutinib, 420 mg (n=26) and 840 mg (n=5), respectively. At the median follow-up of 14.4 months in the 420 mg cohort, the overall response rate, including complete and partial responses, was 81% as measured by the 2008 International Workshop on Chronic Lymphocytic Leukemia ("IWCLL") criteria. Notably, complete response (no evidence of disease as measured by radiographic, blood and bone marrow) was achieved in 12% (n=3 patients) with ibrutinib as a single agent. The clinical responses (complete and partial) have been independent of high-risk clinical or genetic features. At the median follow-up of 14.4 months, the probability of progression free survival ("PFS") was 96% in the 420 mg cohort. The study safety profile of ibrutinib was particularly notable for minimal off target toxicities, consistent with earlier trials. The most common adverse events were Grade 1/2 diarrhea, nausea and fatigue. Grade 3 and Grade 4 hematologic events potentially related to ibrutinib occurred in 12% of patients. Of the 31 patients on the trial at the time of the analysis, there was only 1 patient that had discontinued due to disease progression.

The first results of Phase II study PCYC-1109 were also presented at ASCO in June 2012 and included a total of 27 patients with Chronic Lymphocytic Leukemia/Small Lymphocytic Lymphoma/Prolymphocytic Leukemia ("CLL/SLL/PLL") (n=24) and Richter's transformation (n=3) that were treated in cohort one, in which ibrutinib (420 mg) was followed by concomitant ofatumumab with continued ibrutinib until progression. The combination was well tolerated, as indicated by reports that the majority of adverse events were Grades 1/2. No new safety signals were identified. At the time of the analysis for the CLL/SLL/PLL patients, the overall response rate, as measured by IWCLL criteria, and the progression free survival probability were both 100% at the median follow-up of 9.8 months. Also at the time of the analysis, 89% of CLL/SLL/PLL patients remained on study and only 1 patient had discontinued treatment by proceeding to stem cell transplant. The results of this Phase II study, as presented at ASCO in June 2012, included achievement of 100% tumor response, rapid onset of response, low relapse rate and a favorable safety profile which make this combination worthy of further study. Cohorts evaluating other therapeutic sequences with ofatumumab and ibrutinib are currently underway.

The Phase II study PCYC-1108 was also presented at ASCO in June 2012 and enrolled a total of 30 patients treated with a combination of bendamustine and rituximab; 37% were considered refractory (treatment free interval ≤ 12 months) to a purine analog (e.g. fludarabine) containing regimen and 13% refractory to bendamustine. Patients received ibrutinib in combination with bendamustine/rituximab. The combination therapy was well tolerated and there were no discontinuations due to adverse events. At the median follow-up of 8.1 months, the progression free survival probability was 90%. The overall response rate was 93%. Only 2 patients had reported progressive disease at the time of the analysis, an additional 5 patients had proceeded to stem cell transplant and 23 (77%) patients remained on study.

The Phase II study PCYC-1102 was also presented at the 17th Congress of the European Hematology Association ("EHA") in June 2012. This single agent study included a total of 92 patients with CLL/SLL (61 relapsed/refractory patients and 31 treatment-naive patients) enrolled at two daily dose levels of ibrutinib (420 mg and 840 mg). In addition to the data reported June 6, 2012 at ASCO on the treatment-naive patients, this oral presentation provided updated PFS data in the relapsed/refractory patient population. At the median follow-up of 17.5 months, the progression free survival probability in the 420 mg cohort was 87.7%. High risk relapsed/refractory patients with 17p deletion (N=20) and immunoglobulin variable heavy chain (IgVH) unmutated status (N=42), had an estimated 18-month PFS of >70% and >80%, respectively at the time of the analysis.

The Phase II study PCYC-1108 was further updated during EHA in June of 2012. In addition to the ibrutinib plus BR data reported at ASCO the FCR combination study cohort (N=3) was presented. It required patients to be fludarabine naive and due to poor enrollment the cohort was suspended. At the median follow-up of 8.5 months all three patients had achieved an objective response, with two patients achieving minimal residual disease negative ("MRD-Negative") complete responses and at the time of analysis all patients remained progression free.

The other ongoing Phase Ib/II programs for ibrutinib also include the following clinical studies in lymphoma and myeloma:

The Phase II Study PCYC-1106 using ibrutinib in patients with relapsed or refractory Diffuse Large B-Cell Lymphoma ("DLBCL") completed enrollment in calendar Q2 2012 with 70 patients. This study is designed to assess the activity of ibrutinib in two genetically distinct subtypes of DLBCL, the activated B-cell ("ABC") subtype and the germinal center ("GC") subtype. The Company will evaluate over the next 12 months the data generated by this ongoing Phase II study to prepare a clinical development plan for ibrutinib in DLBCL.

We are encouraged by preliminary signals from our Phase I single agent trial, PCYC-04753, in follicular lymphoma and are currently developing a Phase II program in this histology.

The Phase II Study PCYC-1111 using ibrutinib in patients with relapsed or refractory multiple myeloma ("MM") started enrollment in calendar Q1 2012. The Company will evaluate over the next 12 months the data generated by this ongoing Phase II study to prepare a clinical development plan for ibrutinib in MM. Based on preclinical data of effects on the myeloma microenvironment as well as direct effects on malignant myeloma cells, we believe that BTK represents a viable therapeutic target in MM.

We have also initiated the first pivotal Phase III study in CLL/SLL. The Phase III randomized controlled study, RESONATE™ is designed to demonstrate superiority of ibrutinib to ofatumamab in relapsed or refractory CLL/SLL with a primary endpoint of progression free survival. The study is anticipated to enroll 350 patients that will be randomized 1:1. The trial is designed to demonstrate superiority of ibrutinib with respect to a progression free survival endpoint.

Our partner Janssen has initiated the following studies:

- Phase III study of ibrutinib in combination with bendamustine and rituximab in patients with relapsed/refractory CLL/SLL: A randomized, multi-center Phase III, double blinded, placebo controlled, registration trial of ibrutinib in combination with bendamustine and rituximab in relapsed/refractory CLL/SLL patients who received at least one line of prior systemic therapy. The primary endpoint of the study is to demonstrate a clinically significant improvement in progression-free survival versus bendamustine and rituximab therapy alone. The key secondary endpoints include overall response rate, overall survival and other measures of clinical benefit. This global study is initiated by Janssen and Janssen plans to enroll 580 patients worldwide.

- Phase III study (outside the US) of ibrutinib versus temsirolimus in patients with relapsed or refractory mantle cell lymphoma who have received one prior therapy: A randomized, multi-center Phase III registration trial of ibrutinib in relapsed/refractory MCL patients who received at least one prior rituximab-containing chemotherapy regimen. The primary endpoint of the study is progression free survival when compared to temsirolimus. The key secondary endpoints include overall response rate, overall survival rate and other measures of clinical benefit. This study, initiated by Janssen, will be conducted outside the US and Janssen plans to enroll 280 patients.

- Phase II study of ibrutinib in patients with mantle cell lymphoma who progress after bortezomib therapy: A single-arm, multi-center Phase II trial of ibrutinib in relapsed/refractory MCL patients who received at least one prior rituximab-containing chemotherapy regimen and who progressed after bortezomib therapy. The primary endpoint of the study is overall response rate. The key secondary endpoints include duration of response, progression-free survival rate, and other measures of clinical benefit. This global study, conducted by Janssen, is open and Janssen plans to enroll 110 patients worldwide.

- Phase II dose escalating study of ibrutinib in combination with R-CHOP in patients with newly diagnosed diffused large B-cell lymphoma: The purpose of this study is to identify if, and at what dose, ibrutinib may be administered with R-CHOP and to document responses of this combination in patients with newly diagnosed diffused large B-cell lymphoma. This multi-center global study, conducted by Janssen, is open and Janssen plans to enroll up to 42 patients.

PCI-27483 - Factor VIIa Inhibitor

Our Factor VIIa inhibitor PCI-27483 is a novel first-in-human small molecule inhibitor that selectively targets FVIIa. As an inhibitor of FVIIa, PCI-27483 has two potential mechanisms of action: 1) inhibition of intracellular signaling involved in tumor growth and metastases and 2) inhibition of early coagulation processes associated with thromboembolism.

Factor VIIa PCI-27483 Clinical Development Update

A multicenter Phase I/II of PCI-27483 in patients with locally advanced or metastatic pancreatic cancer that are either receiving or are planned to receive gemcitabine therapy has completed enrollment. The Phase II portion of the study randomized patients to receive either gemcitabine alone or gemcitabine plus PCI-27483 (1.2 mg/kg twice daily). The objectives are to assess the safety of FVIIa Inhibitor PCI-27483 at pharmacologically active dose levels, to assess potential inhibition of tumor progression and to obtain initial information of the effects on the incidence of thromboembolic events. Data from initial efficacy analysis is expected to report out late 2012. Due to a paradigm shift away from the use of gemcitabine alone for the treatment of pancreatic cancer, enrolling patients in this randomized study has been challenging. PCYC is evaluating other alternatives for development of this agent.

Abexinostat (formerly PCI-24781) - Histone Deacetylase ("HDAC") Inhibitor

Abexinostat is an orally dosed, broad spectrum, hydroxamic acid-based small molecule HDAC inhibitor that is under evaluation in phase I and II clinical trials for refractory solid tumors and lymphoma by Pharmacyclics and its ex-U.S. partner, Les Laboratoires Servier of Paris, France ("Servier"). Abexinostat has shown promising anti-tumor activity in vitro and in vivo (Buggy et al, Mol Cancer Ther 2006; 5: 1309-17).

Abexinostat has been tested in several clinical trials in the U.S. by Pharmacyclics and globally ex-U.S. by our partner Servier. In the U.S., Pharmacyclics has completed two Phase I studies using abexinostat as a single agent in patients with advanced solid tumors, and has completed enrollment in a Phase I/II trial in sarcoma patients (in combination with doxorubicin, an anti-tumor agent) and a Phase I/II trial testing abexinostat single agent in patients with relapsed or refractory NHL. In the sarcoma trial, co-sponsored by the Massachusetts General Hospital and Dana-Farber Cancer Institute, the Phase I dose escalation has been completed and the maximum tolerated dose in combination with doxorubicin has been established. Results from this study have been submitted as an abstract to the Connective Tissue Oncology Society ("CTOS") Annual Meeting to be held in November 2012. The single agent NHL trial has also completed enrollment in the Phase II arm with 16 patients in multiple relapsed follicular lymphoma and 14 patients in relapsed mantle cell lymphoma. The results of this study will be submitted as an abstract to the 2012 ASH Annual Meeting. A Phase I Investigator-sponsored trial of abexinostat in combination with the multi-targeted tyrosine kinase inhibitor pazopanib has been initiated at University of California, San Francisco, and the first dose cohort is being enrolled. Our collaboration partner for ex-U.S. markets, Servier, has initiated seven Phase I/II trials in Europe and Asia in lymphomas and solid tumors with abexinostat as single agent and in combination with other chemotherapeutic agents including cisplatin, liposomal doxorubicin and FOLFOX. The Phase II portion of Servier's single agent lymphoma trial was opened in Q4 of calendar 2011. Further analysis of these trials and any updates may be released by Servier.

We are subject to risks common to pharmaceutical companies developing products, including risks inherent in our research, development and commercialization efforts, preclinical testing, clinical trials, uncertainty of regulatory and marketing approvals, uncertainty of market acceptance of our products, history of and expectation of future operating losses, reliance on collaborative partners, enforcement of patent and proprietary rights and the need for future capital. In order for a product to be commercialized, we must conduct preclinical tests and clinical trials, demonstrate efficacy and safety of our product candidates to the satisfaction of regulatory authorities, obtain marketing approval, enter into manufacturing, distribution and marketing arrangements, build a U.S. commercial capability, obtain market acceptance and, in many cases, obtain adequate coverage of and reimbursement for our products from government and private insurers. We cannot provide assurance that we will generate revenues or achieve and sustain profitability in the future.

Critical Accounting Policies, Estimates and Judgments

This discussion and analysis of financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures. On an on-going basis, we evaluate our estimates, including those related to revenue recognition and clinical trial accruals. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results, however, may differ significantly from these estimates under different assumptions or conditions and may adversely affect the financial statements.

We believe the following critical accounting policies reflect the more significant judgments and estimates used in the preparation of our financial statements and accompanying notes.

Revenue Recognition

We recognize revenue when all four criteria have been met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the fee is fixed or determinable; and collectability is reasonably assured. Revenue under our license and collaboration arrangements is recognized based on the performance requirements of the contract. Determinations of whether persuasive evidence of an arrangement exists and whether delivery has occurred or services have been rendered are based on management's judgments regarding the fixed nature of the fees charged for deliverables and the collectability of those fees. Should changes in conditions cause management to determine that these criteria are not met for any new or modified transactions, revenue recognized could be adversely affected.

Our collaborations prior to July 1, 2010 with multiple elements were evaluated and divided into separate units of accounting if certain criteria were met, including whether the delivered element had stand-alone value and whether there was verifiable objective and reliable evidence ("VSOE") of the fair value of the undelivered items. The consideration we received was combined and recognized as a single unit of accounting when criteria for separation were not met. Amounts received under such arrangements consisted of up-front collaboration payments, periodic milestone payments and payments for research activities. Up-front payments under agreements that included future performance requirements were recorded as deferred revenue and were recognized over the performance period. The performance period was estimated at the inception of the arrangement and is reevaluated at each reporting period. The reevaluation of the performance period may shorten or lengthen the period during which the deferred revenue is recognized. Revenue related to substantive, at-risk collaboration milestones are recognized upon achievement of the event specified in the underlying agreement. Revenue for research activities are recognized as the related research efforts are performed.

We recognize revenue related to collaboration and license arrangements in accordance with the provisions of Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 605-25, "Revenue Recognition – Multiple-Element Arrangements," or ASC Topic 605-25. Additionally, we adopted, effective July 1, 2010, Accounting Standards Update, or ASU, No. 2009-13, "Multiple Deliverable Revenue Arrangements," or ASU 2009-13, which amended ASC Topic 605-25 and:

- provided guidance on how deliverables in an arrangement should be separated and how the arrangement consideration should be allocated to the separate units of accounting;
- required an entity to determine the selling price of a separate deliverable using a hierarchy of (i) vendor-specific objective evidence, or VSOE, (ii) third-party evidence, or TPE, or (iii) best estimate of selling price, or BESP; and
- required the allocation of the arrangement consideration, at the inception of the arrangement, to the separate units of accounting based on relative fair value.

We evaluate all deliverables within an arrangement to determine whether or not they provide value on a stand-alone basis. Based on this evaluation, the deliverables are separated into units of accounting. The arrangement consideration that is fixed or determinable at the inception of the arrangement is allocated to the separate units of accounting based their relative selling prices. We may exercise significant judgment in determining whether a deliverable is a separate unit of accounting, as well as in estimating the selling prices of such unit of accounting.

To determine the selling price of a separate deliverable, we use the hierarchy as prescribed in ASC Topic 605-25 based on VSOE, TPE or BESP. VSOE is based on the price charged when the element is sold separately and is the price actually charged for that deliverable. TPE is determined based on third party evidence for a similar deliverable when sold separately and BESP is the price at which we would transact a sale if the elements of collaboration and license arrangements were sold on a stand-alone basis. We may not be able to establish VSOE or TPE for the deliverables within collaboration and license arrangements, as we do not have a history of entering into such arrangements or selling the individual deliverables within such arrangements separately. In addition, there may be significant differentiation in these arrangements, which indicates that comparable third party pricing may not be available. We may determine that the selling price for the deliverables within collaboration and license arrangements should be determined using BESP. The process for determining BESP involves significant judgment on our part and includes consideration of multiple factors such as estimated direct expenses and other costs, and available data.

For collaborations entered into after July 1, 2010, we have determined BESP for license units of accounting based on market conditions, similar arrangements entered into by third parties and entity-specific factors such as the terms of previous collaborative agreements, our pricing practices and pricing objectives, the likelihood that clinical trials will be successful, the likelihood that regulatory approval will be received and that the products will become commercialized. We have also determined BESP for services-related deliverables based on the nature of the services to be performed and estimates of the associated effort as well as estimated market rates for similar services.

For each unit of accounting identified within an arrangement, we determine the period over which the performance obligation occurs. Revenue is then recognized using either a proportional performance or straight-line method. We recognize revenue using the proportional performance method when the level of effort to complete our performance obligations under an arrangement can be reasonably estimated. Direct labor hours or full time equivalents are typically used as the measurement of performance.

Effective July 1, 2010, we adopted ASU No. 2010-17, "Milestone Method of Revenue Recognition," or ASU 2010-17, which provides guidance on revenue recognition using the milestone method. Under the milestone method, a payment that is contingent upon the achievement of a substantive milestone is recognized in the period in which the milestone is achieved. The determination that a milestone is substantive is subject to considerable judgment.

Research and Development

Research and development expenses include personnel and facility-related expenses, outside contracted services including clinical trial costs, manufacturing and process development costs, research costs and other consulting services. Research and development costs are expensed as incurred. Nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities are deferred and amortized over the period that the goods are delivered or the related services are performed, subject to an assessment of recoverability.

Clinical development costs are a significant component of research and development expenses. We have a history of contracting with third parties that perform various clinical trial activities on our behalf in the ongoing development of our product candidates. The financial terms of these contracts are subject to negotiations and may vary from contract to contract and may result in uneven payment flow. We accrue and expense costs for clinical trial activities performed by third parties based upon estimates of the percentage of work completed over the life of the individual study in accordance with agreements established with contract research organizations and clinical trial sites. We determine our estimates through discussions with internal clinical personnel and outside service providers to the progress or stage of completion of trials or services and the agreed upon fee to be paid for such services.

Our worldwide collaboration and license agreement with Janssen includes a cost sharing arrangement for associated development activities. Except in certain cases, in general Janssen is responsible for approximately 60% of development costs and we are responsible for the remaining 40% of development costs (See Note 4 to the Consolidated Financial Statements). Our policy is to account for cost-sharing payments to Janssen as a component of research and development expense and reimbursements for development services under the cost-sharing arrangement as an offset to research and development expense, upon delivery of the related services when expenses have been incurred and reimbursements have been earned.

We have purchased quantities of drug substances that are expected to be used in the future to support our clinical development. Until the commercial viability of such products has been demonstrated and the necessary regulatory approvals received, we will continue to charge all such amounts to research and development expense.

Share-Based Compensation

Share-based compensation cost for employee stock options is measured at the grant date based on the fair value of the award. The accounting grant date for employee stock options with performance obligations is the date on which the performance goals have been defined and a mutual understanding of the terms has been reached. Generally options with performance obligations vest over a four year period, with the goals set and agreed upon annually. Share-based compensation for non-employee stock options is re-estimated at each period-end through the vesting date.

The fair value of each stock option is estimated using the Black Scholes option-pricing model. Expected volatility is based on historical volatility data of our stock. The expected term of stock options granted is based on historical data and represents the period of time that stock options are expected to be outstanding. The expected term for each of our employee options, non-employee options and our Employee Stock Purchase Plan is calculated for and applied to one group of grants as we do not expect substantially different exercise or post-vesting termination behavior among our employee or non-employee population. The risk-free interest rate is based on a zero-coupon United States Treasury bond whose maturity period equals the expected term of the our options.

Options vest upon the passage of time or a combination of time and the achievement of certain performance obligations. The Compensation Committee of the Board of Directors will determine if the performance conditions have been met. Share-based compensation expense for the options with performance obligations is recorded when the company believes that the vesting of these options is probable.

Recent Accounting Pronouncements

See Note 2, Significant Accounting Policies, in Notes to the Consolidated Financial Statements in Item 8 of Part II of this Annual Report on Form 10-K, for a full description of recent accounting pronouncements, including the expected dates of adoption and estimated effects on financial condition and results of operations, which is incorporated herein by reference.

Results of Operations

Revenue

The following table summarizes our revenue over the last three fiscal years (in thousands):

	2012	2011	2010
License and milestone revenue	$ 77,605	$ 4,355	$ 6,645
Collaboration services revenue	4,385	3,878	2,662
Total revenue	$ 81,990	$ 8,233	$ 9,307

In December 2011, we received an upfront payment of $150,000,000 from Janssen under the collaboration and license agreement (See Note 4 to the Consolidated Financial Statements). The revenue related to the payment was allocated $70,605,000 to the licenses, $14,982,000 to the committee services and $64,413,000 to the development services. Total revenue related to the Janssen agreement for the year ended June 30, 2012 was $74,622,000 and consisted of $70,605,000 of license revenue which is included in license and milestone revenue and $4,017,000 of collaboration services revenue. For the year ended June 30, 2012, the collaboration services revenue related to the Janssen agreement was comprised of $498,000 amortization of committee services and $3,519,000 of amortization of development services. As of June 30, 2012, approximately $75,378,000 was included in deferred revenue related to the committee and development services, of which $67,324,000 was included in deferred revenue non-current. The $14,982,000 and $64,413,000 allocated to committee and development services, respectively, is being recognized as revenue as the related services are provided over the estimated service periods of 17 years and 9 years, which are equivalent to the estimated remaining life of the underiying technology and the estimated remaining development period, respectively.

We recorded $7,157,000, $8,228,000 and $9,307,000 in revenue in the years ended June 30, 2012, 2011 and 2010, respectively, associated with our collaboration and license agreement with Servier which was entered into in April 2009. For the year ended June 30, 2012, total revenue related to the Servier agreement consisted of $7,000,000 of milestone revenue which was included in license and milestone revenue and $157,000 of collaboration services revenue. In April 2011, we received a $7,000,000 advance development milestone payment from Servier. In October 2011, the related milestone was reached and we recognized the $7,000,000 as revenue in the year ended June 30, 2012. Of the total revenue for the year ended June 30, 2011, $4,355,000 represented amortization of the $11,000,000 upfront payment from Servier received in April 2009 and the remainder represented the pro-rata completion of services associated with research payments, our supply commitment and reimbursement of patent expenses.

The collaboration and license agreement required us to enter into an agreement to supply drug product for Servier's use in clinical trials. As the supply agreement was considered part of the arrangement we deferred recognition of all revenue under the Servier collaboration agreement until the supply agreement was completed and executed in our fiscal 2010 second quarter. Of the total revenue for the year ended June 30, 2010, $6,645,000 represents amortization of the $11,000,000 upfront payment from Servier received in April 2009. Included in the Servier revenue recognized in fiscal 2010 was $1,211,000, which represents the pro rata portion of revenue attributable to the period from April 2009 (i.e., the signing of the collaboration agreement) to June 30, 2009, had the supply agreement been completed in April 2009. The remaining fiscal 2010 revenue of $2,662,000 represents the pro-rata completion of services attributable to payments of $4,406,000 from Servier associated with research payments, our supply commitment and reimbursements of patent expenses.

Research and Development Expenses

The following table summarizes the period over period changes in our research and development ("R&D") expenses over the last three fiscal years (in thousands):

	2012	Change	2011	Change	2010
R & D expenses	$ 54,537	58%	$ 34,482	99%	$ 17,358

Research and development costs are identified as either directly attributed to one of our research and development programs or as an indirect cost, with only direct costs being tracked by specific program. Direct costs consist of personnel costs directly associated with a program, preclinical study costs, clinical trial costs, and related clinical drug and manufacturing costs, drug formulation costs, contract services and other research expenditures. Indirect costs consist of personnel costs not directly associated with a program, overhead and facility costs and other support service expenses. The following table summarizes our principal product development initiatives, including the related stages of development for each product, the direct costs attributable to each product and total indirect costs for each respective period. In the near term, we expect to hire additional employees, as well as incur costs under our collaboration agreements as we continue to invest in the development of our products (See Note 4 to the Consolidated Financial Statements). Accordingly, we expect that our research and development expenses will continue to increase.

For a discussion of the risks and uncertainties associated with the timing and cost of completing a product development phase, see the Risk Factors discussed in this Annual Report.

Direct costs by program and indirect costs were as follows (in thousands):

Product	Description	Phase of Development	Estimated Completion of Phase	Related R&D Expenses Fiscal Year ended June 30, 2012	2011	2010
BTK Inhibitors	Cancer/autoimmune	Phase I/II/III	Unknown	$ 37,212	$ 21,734	$ 6,565
HDAC Inhibitors	Cancer/autoimmune	Phase I/II	Unknown	1,449	2,082	2,596
Factor VIIa Inhibitor	Cancer	Phase II	Unknown	2,083	2,142	2,227
	Total direct costs			40,744	25,958	11,388
	Indirect costs			13,793	8,524	5,970
	Total research and development costs			$ 54,537	$ 34,482	$ 17,358

Research and development expenses increased $20,055,000, or 58%, for the year ended June 30, 2012 compared with the year ended June 30, 2011.

- BTK program costs increased $15,478,000, or 71%, driven by increased clinical trial activity. Increases included $9,551,000 in outside clinical trial costs, $2,608,000 in personnel costs, $2,398,000 in outside service and consulting costs and $776,000 in drug-related costs. BTK program costs of $37,212,000 for the year ended June 30, 2012 represents total BTK program costs of $55,593,000, less $18,381,000 received from or due to us from Janssen under our worldwide collaboration and license agreement (See Note 4 to the Consolidated Financial Statements).
- HDAC program costs decreased $633,000, or 30%. Decreases included $298,000 in drug-related costs, $117,000 in outside service and consulting costs and $79,000 in personnel costs.
- Factor VIIa program costs decreased $59,000, or 3%, primarily due to a $289,000 decrease in personnel costs, partially offset by a $208,000 increase in drug-related costs and a $45,000 increase in clinical trial costs.
- Indirect costs increased $5,269,000, or 62%, driven by a $2,258,000 increase in personnel costs and a $1,640,000 increase in share-based compensation expense.

Research and development expenses increased $17,124,000, or 99%, for the year ended June 30, 2011 compared with the year ended June 30, 2010. The increase, which is net of approximately $586,000 ($733,000, net of $147,000 in related expenses) received from a Therapeutic Discovery Project Tax Credit, was primarily due to the following:

- BTK program costs increased $15,169,000, or 231%, driven by increased clinical trial activity. Increases included $4,588,000 in outside clinical trial costs, $4,279,000 in drug-related costs, $3,884,000 in personnel costs, $1,773,000 in outside services and consulting costs and $340,000 in lab supplies.
- HDAC program costs decreased $514,000, or 20%. Decreases included $651,000 in personnel costs and $129,000 in outside services and consulting costs, partially offset by higher outside clinical trial costs, drug costs and lab supplies.
- Factor VIIa program costs decreased $85,000, or 4%. Decreases included $375,000 in drug costs and $31,000 in outside services and consulting costs, partially offset by higher outside clinical trial and personnel costs.
- Indirect costs increased $2,666,000, or 46%, primarily due to an increase of $3,309,000 in share-based compensation costs, partially offset by lower other indirect personnel-related costs.

General and Administrative Expenses

The following table summarizes the period over period changes in our general and administrative ("G&A") expenses over the last three fiscal years (in thousands):

	2012	Change	2011	Change	2010
G&A expenses	$ 15,575	71%	$ 9,125	21%	$ 7,561

The increase of 71% or $6,450,000 in general and administrative expenses for the year ended June 30, 2012 compared with the year ended June 30, 2011, was primarily due to $1,412,000 increase in payroll and related costs, a $1,878,000 increase in patent and legal related costs, $1,257,000 increase in accounting and reporting costs, a $728,000 increase in consulting and outside service costs, and a $259,000 increase in recruiting and relocation costs.

The increase of 21% or $1,564,000 in general and administrative expenses for the year ended June 30, 2011 compared with the year ended June 30, 2010, was primarily due to a non-cash increase in share-based compensation of $1,319,000, a $413,000 increase in legal and patent costs and a $179,000 increase in recruiting and payroll costs. These increases were partially offset by a $474,000 net decrease in consulting and other advisory services in 2011.

Interest and Other Income (Expense), Net

The following table summarizes the period over period changes in our interest and other income, net, over the last three fiscal years (in thousands):

	2012	Change	2011	Change	2010
Interest income	$ 178	5%	$ 169	109%	$ 81
Interest expense	-	-	-	-	(43)
Other, net	(31)	(1,650)%	2	-	-
Interest and other income (expense), net	$ 147		$ 171		$ 38

The decrease of $24,000 in interest and other income (expense), net, for the year ended June 30, 2012 compared with the year ended June 30, 2011, was primarily due to a loss on disposal of equipment and leasehold improvements, partially offset by higher interest income due to a higher invested balance.

The increase of $133,000 in interest and other income (expense), net, for the year ended June 30, 2011 compared with the year ended June 30, 2010, was primarily due to higher interest income from higher invested balances during the year and the absence of interest expense in 2011.

Income Taxes

The following table summarizes the income tax (provision) benefit over the last three fiscal years (in thousands):

	2012	2011	2010
Income tax (provision) benefit	$ (39)	$ -	$ 550

At June 30, 2012, we had federal and state net operating loss carry forwards of approximately $148,200,000 and $95,000,000, respectively. The federal and state net operating loss carryforwards will begin to expire in 2013. Federal and state tax credit carry forwards of $4,500,000 and $10,700,000, respectively, are available to offset future taxable income. The federal tax credits will begin to expire in 2013. State research and development credits can be carried forward indefinitely.

We are tracking the portion of our net operating losses attributable to stock option benefits in a separate memo account pursuant to ASC 718-740. Therefore, these amounts are no longer included in our gross or net ending deferred tax assets. Pursuant to ASC 718-740-25-10, the stock option benefits of approximately $16,800,000 will be only recorded to equity when they reduce cash taxes payable.

During the year ended June 30, 2012, we completed our analysis of the net operating loss limitation provisions of the IRC Section 382 analysis. We determined that our federal and state net operating loss carry forwards as of June 30, 2011 are $150,115,000 and $80,345,000, respectively, which were previously presented in our Fiscal Year 2011 10-K as $180,393,000 and $121,440,000, respectively. As we maintained a full valuation allowance against the deferred tax assets, the update did not affect the consolidated financial statements.

The Company is in the process of establishing and expanding its international operations and staff to better support its anticipated future expansion into international markets which have relatively low statutory tax rates when compared with the US statutory rate. During the year ended June 30, 2012, the Company formed two entities, Pharmacyclics Switzerland GmbH, a wholly-owned subsidiary of Pharmacyclics, Inc., and Pharamcyclics Cayman Ltd., a wholly-owned subsidiary of Pharmacyclics Switzerland GmbH. On December 8, 2011, Pharmacyclics, Inc. transferred certain intellectual property rights to Pharmacyclics Cayman Ltd.

Liquidity and Capital Resources

Our principal sources of working capital have been private and public equity financings and proceeds from collaborative research and development agreements. As of June 30, 2012, we had $203,607,000 in cash, cash equivalents and marketable securities.

Net cash provided by operating activities was $86,087,000 during the year ended June 30, 2012 was primarily from net income of $11,986,000, adjusted by $9,873,000 for share-based compensation expense and a $68,378,000 increase in deferred revenue primarily related to the Janssen agreement (See Note 4 to the Consolidated Financial Statements). These increases were partially offset by a $5,959,000 increase in accounts receivable largely due to a receivable from Janssen for its share of research and development cost. Net cash used in operating activities of $22,271,000 during the year ended June 30, 2011 resulted primarily from our net loss partially offset by share-based compensation expense and an increase in accounts payable. Net cash used in operating activities of $15,468,000 during the year ended June 30, 2010 resulted primarily from our net loss, a decrease in deferred revenue and an increase in prepaid and other assets, partially offset by share-based compensation expense and an increase in accounts payable.

Net cash provided by investing activities of $15,809,000 in the year ended June 30, 2012 primarily consisted of $24,504,000 of proceeds from maturities of marketable securities, partially offset by $5,720,000 used to purchase marketable securities. Net cash used in investing activities of $3,654,000 and $21,810,000 in the years ended June 30, 2011 and 2010 respectively, primarily consisted of the net effect of purchases, maturities and sales of marketable securities. Additionally, our purchases of property and equipment increased to $2,975,000 in 2012 from $1,150,000 in 2011 and $224,000 in 2010, largely due to purchases associated with the expansion of our leased facilities during the 2012 and 2011 periods.

Net cash provided by financing activities of $8,243,000 for the year ended June 30, 2012 was primarily from proceeds from the exercise of stock options and sale of stock under our employee stock purchase plan, partially offset by the payment of stock issuance costs related to our sale issuance of common stock during the year ended June 30, 2011. Net cash provided by financing activities of $62,483,000 for the year ended June 30, 2011 consisted of $56,599,000 in net proceeds from the sale of approximately 6.4 million shares of common stock in a registered direct offering completed in June 2011 and the proceeds from the exercise of stock options and sale of stock under our employee stock purchase plan. Net cash provided by financing activities of $73,943,000 for the year ended June 30, 2010 consisted primarily of $21,720,000 in net proceeds from the sale of approximately 22.5 million shares of common stock in a rights offering completed in August 2009, net proceeds of $50,793,000 from the sale of approximately 8.1 million shares of common stock in a registered direct offering completed in June 2010 and the proceeds from the exercise of stock options and sale of stock under our employee stock purchase plan.

In December 2011, we received a $150,000,000 upfront payment from our collaboration and license agreement with Janssen. The collaboration and license agreement provided us with the potential to receive future milestone payments of up to $825,000,000. On August 1, 2012, we announced that we had triggered the first $50,000,000 milestone payment obligation from Janssen under the collaboration and license agreement as a result of our enrollment of a fifth patient in our international Phase III randomized, multicenter, open-label clinical trial of ibrutinib versus ofatumumab for patients with relapsed or refractory CLL/SLL. On August 20, 2012, we announced that we had triggered the second $50,000,000 milestone payment obligation from Janssen under the collaboration and license agreement as a result of the enrollment of a fifth patient in our single-arm, multi-center Phase II trial of ibrutinib in patients with relapsed or refractory MCL. We may receive up to an additional $725,000,000 in development and regulatory milestone payments; for total potential upfront and milestone payments of $975,000,000. However, clinical development entails risks and we have no assurance as to whether or when the milestone targets might be achieved (See Note 4 to the Consolidated Financial Statements for additional information).

In April 2006, we acquired multiple small molecule drug candidates for the treatment of cancer and other diseases from Celera Genomics, an Applera Corporation business (now Celera Corporation – a subsidiary of Quest Diagnostics Incorporated). Future milestone payments under the agreement, as amended, could total as much as $97,000,000, although we currently cannot predict if or when any of the milestones will be achieved. Approximately two-thirds of the milestone payments relate to our HDAC Inhibitor program and approximately one-third relates to our Factor VIIa program. Approximately 90% of the potential future milestone payments would be paid to Celera after obtaining regulatory approval in various countries. There are no milestone payments related to our BTK program. In addition to the milestone payments, Celera will be entitled to royalty payments based on annual sales of drugs commercialized from our HDAC Inhibitor, Factor VIIa and certain BTK Inhibitor programs.

Based upon the current status of our product development plans and our collaboration with Janssen, we believe that our existing cash, cash equivalents and marketable securities will be adequate to satisfy our capital needs through at least the next twelve months. We expect research and development expenses, as a result of on-going and future clinical trials, to consume a large portion of our existing cash resources. Changes in our research and development plans or other changes affecting our operating expenses may affect actual future consumption of existing cash resources as well. Due to our extensive drug programs we may need to raise additional capital to fund our operations in the future. We may raise additional funds through the public or private sale of securities, bank debt, partnership collaboration or otherwise. If we are unable to secure additional funds, whether through sale of our securities, debt or partnership collaborations, we will have to delay, reduce the scope of or discontinue one or more of our product development programs. Our actual capital requirements will depend on many factors, including the following:

- progress with preclinical studies and clinical trials;
- the time and costs involved in obtaining regulatory approval;
- continued progress of our research and development programs;
- our ability to maintain and establish collaborative arrangements with third parties;
- the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims;
- the amount and timing of capital equipment purchases; and
- competing technological and market developments.

Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. The factors described above will impact our future capital requirements and the adequacy of our available funds. If we are required to raise additional funds, we cannot be certain that such additional funding will be available on terms favorable to us, or at all. Furthermore, any additional equity financing may be highly dilutive, or otherwise disadvantageous, to existing stockholders and debt financing, if available, may involve restrictive covenants. Collaborative arrangements, if necessary to raise additional funds, may require us to relinquish rights to certain of our technologies, products or marketing territories. Our failure to raise capital when needed and on acceptable terms, would require us to reduce our operating expenses and would limit our ability to respond to competitive pressures or unanticipated requirements to develop our product candidates and to continue operations, any of which would have a material adverse effect on our business, financial condition and results of operations.

Contractual Obligations

The following table summarizes our primary non-cancelable contractual obligations as of June 30, 2012 (in thousands):

Contractual Obligations	Total	Less than one year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	$ 6,851	$ 1,055	$ 2,507	$ 2,708	$ 581
Purchase commitments (1)	5,358	5,358	-	-	-
Total	$ 12,209	$ 6,413	$ 2,507	$ 2,708	$ 581

(1) Purchase commitments consist of non-cancellable orders to purchase drug material.

In February 2012, we entered into an amendment of our facilities lease agreement which added an additional 15,000 square feet of leased space, giving us a total of 79,776 square feet. The amendment included an abatement of the monthly rent of the additional facility for the first 7 months, limited to $126,000. The lease includes an option to extend the lease term for five years. The amended lease expires in November 2017.

Our collaboration and license agreement with Janssen includes a cost sharing arrangement for certain development activities. Except in certain cases, in general Janssen is responsible for approximately 60% of development costs and we are responsible for the remaining 40% of development costs (See Note 4 to the consolidated financial statements). Our potential future commitments under the Janssen collaboration and license agreement are excluded from the above table because we cannot reasonably predict the amount and timing of such payments to Janssen as the payments are contingent upon future events.

In addition, we have entered into various agreements and purchase orders related to our clinical trials and general operations which have been excluded from the above table because they are cancellable prior to the date of delivery.

In April 2006, we acquired multiple small molecule drug candidates for the treatment of cancer and other diseases from Celera Genomics, an Applera Corporation business (now Celera Corporation – a subsidiary of Quest Diagnostics Incorporated). Future milestone payments we could be required to make under the agreement, as amended, could total as much as approximately $97,000,000, although we currently cannot predict if or when any of the milestones will be achieved. In addition, Celera will also be entitled to royalty payments based on annual sales of certain drugs commercialized from these programs.

Off-Balance Sheet Arrangements

None.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Interest Rate Risk

Our exposure to interest rate risk relates primarily to our investment portfolio. The fair market value of fixed rate securities may be adversely impacted due to fluctuations in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates or we may suffer losses in principal if forced to sell securities which have declined in market value due to changes in interest rates. The primary objective of our investment activities is to preserve principal while at the same time improving yields without significantly increasing risk. To achieve this objective, we invest in debt instruments of the U.S. Government and its agencies and high-quality corporate issuers, and, by policy, restrict our exposure to any single corporate issuer by imposing concentration limits. To minimize the exposure due to adverse shifts in interest rates, we generally maintain investments at an average maturity of less than two years. Assuming a hypothetical increase in interest rates of one percentage point, the fair value of our total investment portfolio as of June 30, 2012 and 2011, would have potentially declined by approximately $40,000 and $109,000, respectively.

The table below presents the fair value of our marketable securities at June 30, 2012 and weighted-average interest rates by year of stated maturity for our investment portfolio (in thousands, except interest rates):

	Matures in Fiscal Year 2013
Marketable Securities	$ 5,711
Weighted-average interest rate	0.31%

Foreign Currency Risk

All of our revenues and the majority of our expenses are denominated in U.S. dollars and as a result, we have not experienced significant foreign currency transaction gains and losses to date. We have conducted some transactions in foreign currencies during the fiscal year ended June 30, 2012, primarily related to ex-U.S. clinical trial activities, and we expect to continue to do so. We have not entered into any agreements or transactions to hedge the risk associated with potential fluctuations in currencies; accordingly, we are subject to foreign currency exchange risk related to these ex-U.S. clinical trial activities. While we may enter into hedge or other agreements in the future to actively manage this risk, we do not believe this risk is material to our financial statements.

Item 8. Financial Statements and Supplementary Data

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Pharmacyclics, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Pharmacyclics, Inc. and its subsidiaries (the "Company") at June 30, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control Over Financial Reporting, appearing under Item 9A(b). Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ **PricewaterhouseCoopers LLP**
San Jose, California
September 5, 2012

PHARMACYCLICS, INC.

CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	June 30, 2012	June 30, 2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 197,896	$ 87,757
Marketable securities	5,711	24,572
Accounts receivable	6,013	54
Prepaid expenses and other current assets	3,775	2,313
Total current assets	213,395	114,696
Property and equipment, net	3,842	1,312
Other assets	1,883	344
Total assets	$ 219,120	$ 116,352
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 9,185	$ 5,684
Accrued liabilities	1,747	1,584
Deferred revenue – current portion	8,054	7,000
Total current liabilities	18,986	14,268
Deferred revenue – non-current portion	67,324	-
Deferred rent	687	410
Total liabilities	86,997	14,678
Commitments (Notes 4 and 10)		
Stockholders' equity:		
Preferred stock, $0.0001 par value; 1,000,000 shares authorized at June 30, 2012 and 2011; no shares issued and outstanding	-	-
Common stock, $0.0001 par value; 150,000,000 and 100,000,000 authorized at June 30, 2012 and 2011; shares issued and outstanding – 69,317,657 and 67,915,865 at June 30, 2012 and 2011	7	7
Additional paid-in capital	533,264	514,813
Accumulated other comprehensive loss	(9)	(21)
Accumulated deficit	(401,139)	(413,125)
Total stockholders' equity	132,123	101,674
Total liabilities and stockholders' equity	$ 219,120	$ 116,352

The accompanying notes are an integral part of these consolidated financial statements.

PHARMACYCLICS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Year Ended June 30,		
	2012	2011	2010
Revenue:			
License and milestone revenue	$ 77,605	$ 4,355	$ 6,645
Collaboration services revenue	4,385	3,878	2,662
Total revenue	81,990	8,233	9,307
Operating expenses:			
Research and development	54,537	34,482	17,358
General and administrative	15,575	9,125	7,561
Total operating expenses	70,112	43,607	24,919
Income (loss) from operations	11,878	(35,374)	(15,612)
Interest income	178	169	81
Interest expense and other (expense) income, net	(31)	2	(43)
Income (loss) before income taxes	12,025	(35,203)	(15,574)
Income tax (provision) benefit	(39)	-	550
Net income (loss)	$ 11,986	$ (35,203)	$ (15,024)
Net income (loss) per share:			
Basic	$ 0.17	$ (0.59)	$ (0.31)
Diluted	$ 0.17	$ (0.59)	$ (0.31)
Weighted average shares used to compute net income (loss) per share:			
Basic	68,728	59,973	48,344
Diluted	72,617	59,973	48,344

The accompanying notes are an integral part of these consolidated financial statements.

PHARMACYCLICS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands, except per share amounts)

	Year Ended June 30, 2012	2011	2010
Comprehensive income (loss), net of taxes			
Net income (loss)	$ 11,986	$ (35,203)	$ (15,024)
Change in unrealized gain (loss) on marketable securities	12	(15)	(7)
Total comprehensive income (loss)	$ 11,998	$ (35,218)	$ (15,031)

The accompanying notes are an integral part of these consolidated financial statements.

PHARMACYCLICS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(in thousands, except share and per share amounts)

	Common Stock					
	Shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
Balance at June 30, 2009	27,539,378	$ 3	$ 361,153	$ 1	$ (362,898)	$ (1,741)
Issuance of common stock in a rights offering at $1.28 per share for cash and settlement of related party note in the amount of $6,100, net of issuance costs	22,500,000	2	27,804	-	-	27,806
Issuance of common stock in a registered direct offering for cash at $6.51 per share, net of issuance costs	8,054,968	1	50,792	-	-	50,793
Issuance of common stock upon exercise of stock options and purchase rights at an average price of $1.58 per share	1,105,060	-	1,744	-	-	1,744
Share-based compensation expense	-	-	3,190	-	-	3,190
Change in unrealized gain (loss) on marketable securities	-	-	-	(7)	-	(7)
Net loss	-	-	-	-	(15,024)	(15,024)
Balance at June 30, 2010	59,199,406	6	444,683	(6)	(377,922)	66,761
Issuance of common stock in a registered direct offering for cash at $8.85 per share, net of issuance costs	6,448,829	1	56,039	-	-	56,040
Issuance of common stock upon exercise of stock options and purchase rights at an average price of $2.77 per share	2,267,630	-	6,273	-	-	6,273
Share-based compensation expense	-	-	7,818	-	-	7,818
Change in unrealized gain (loss) on marketable securities	-	-	-	(15)	-	(15)
Net loss	-	-	-	-	(35,203)	(35,203)
Balance at June 30, 2011	67,915,865	7	514,813	(21)	(413,125)	101,674
Issuance of common stock upon exercise of stock options and purchase rights at an average price of $6.12 per share	1,401,792	-	8,578	-	-	8,578
Share-based compensation expense	-	-	9,873	-	-	9,873
Change in unrealized gain (loss) on marketable securities	-	-	-	12	-	12
Net income	-	-	-	-	11,986	11,986
Balance at June 30, 2012	69,317,657	$ 7	$ 533,264	$ (9)	$ (401,139)	$ 132,123

The accompanying notes are an integral part of these consolidated financial statements.

PHARMACYCLICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended June 30,		
	2012	2011	2010
Cash flows from operating activities:			
Net income (loss)	$ 11,986	$ (35,203)	$ (15,024)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	563	292	235
Amortization of premium/discount on marketable securities, net	89	874	421
Amortization of debt discount	-	-	21
(Gain) on sale of marketable securities	-	(7)	-
Share-based compensation expense	9,873	7,818	3,190
Loss on property and equipment	25	5	-
Changes in assets and liabilities:			
Accounts receivable	(5,959)	140	438
Prepaid expenses and other assets	(3,225)	(250)	(1,145)
Accounts payable	3,917	2,269	1,689
Accrued liabilities	163	530	253
Deferred revenue	68,378	901	(5,529)
Deferred rent	277	360	(17)
Net cash provided by (used in) operating activities	86,087	(22,271)	(15,468)
Cash flows from investing activities:			
Purchase of property and equipment	(2,975)	(1,150)	(224)
Purchase of marketable securities	(5,720)	(77,962)	(36,595)
Proceeds from sales of marketable securities	-	28,905	-
Proceeds from maturities of marketable securities	24,504	46,553	15,009
Net cash provided by (used in) investing activities	15,809	(3,654)	(21,810)
Cash flows from financing activities:			
Issuance of common stock, net of issuance costs	(559)	56,599	72,513
Exercise of stock options and stock purchase rights	8,802	5,884	1,744
Repayment of notes payable	-	-	(314)
Net cash provided by financing activities	8,243	62,483	73,943
Increase in cash and cash equivalents	110,139	36,558	36,665
Cash and cash equivalents at beginning of period	87,757	51,199	14,534
Cash and cash equivalents at end of period	$ 197,896	$ 87,757	$ 51,199
Supplemental disclosures of cash flow information:			
Interest paid	$ -	$ -	$ 91
Cash paid for income taxes	310	-	-
Supplemental disclosure of non-cash investing and financing activities:			
Accrued stock issuance costs	-	559	-
Receivable for stock option exercises	167	389	-
Settlement of related party notes payable by issuance of common stock	-	-	6,086

The accompanying notes are an integral part of these consolidated financial statements.

PHARMACYCLICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Description of the Company and Basis of Presentation

Description of the Company

We are a clinical-stage biopharmaceutical company focused on developing and commercializing innovative small-molecule drugs for the treatment of cancer and immune mediated diseases. Our corporate mission statement reads as follows: To build a viable biopharmaceutical company that designs, develops and commercializes novel therapies intended to improve quality of life, increase duration of life and resolve serious medical healthcare needs; To identify promising product candidates based on exceptional scientific development expertise, develop our products in a rapid, coat-efficient manner and to pursue commercialization and/or development partners when and where appropriate. We exist to make a difference for the better and these are important times to do that.

Presently, we have three product candidates in clinical development and several molecules in preclinical lead optimization. To date, nearly all of our resources have been dedicated to the research and development of our products, and we have not generated any commercial revenue from the sale of our products. We do not anticipate the generation of any product commercial revenue until we receive the necessary regulatory and marketing approvals to launch one of our products.

We were in the development stage at June 30, 2011, as defined in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 915, "Development Stage Entities." During the year ended June 30, 2012, we exited the development stage with the signing of our first significant collaboration with Janssen Biotech, Inc ("Janssen") (See Note 4), from which we received our first significant revenue from principal operations, reflective that we are no longer in the development stage.

Based upon the current status of our product development and plans, we believe that our existing cash, cash equivalents and marketable securities will be adequate to satisfy our capital needs through at least the next twelve months. However, the process of developing and commercializing our products requires significant research and development, preclinical testing and clinical trials, manufacturing arrangements as well as regulatory and marketing approvals. These activities, together with our general and administrative expenses, are expected to result in significant operating losses until the commercialization of our products, or partner collaborations, generate sufficient revenue to cover our expenses. We expect that losses will fluctuate from quarter to quarter and that such fluctuations may be substantial. Our sustaining profitability depends upon our ability to successfully complete the development of our products, obtain required regulatory approvals and successfully manufacture and market our products.

Basis of presentation

The accompanying consolidated financial statements include the accounts of Pharmacyclics, Inc. and our wholly-owned subsidiaries, Pharmacyclics (Europe) Limited, and Pharmacyclics Switzerland GmbH. All intercompany accounts and transactions have been eliminated. The U.S. dollar is our functional currency for all of our consolidated operations.

Segment reporting

We operate in one segment, focused on the discovery and development of innovative small-molecule drugs for the treatment of cancer and immune-mediated diseases.

Reclassification

Certain amounts have been reclassified in the accompanying financial statements to conform to the fiscal 2012 presentation. Such reclassifications did not affect revenue or net income (loss).

Note 2 — Significant Accounting Policies

Management's use of estimates and assumptions

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Basic and diluted net income (loss) per share

Basic net income (loss) per share is computed using the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed using the weighted average number of shares of common stock outstanding during the period increased to include the number of additional shares of common stock that would have been outstanding if the potentially dilutive securities had been issued. Potentially dilutive securities include outstanding stock options and shares to be purchased under the employee stock purchase plan. The dilutive effect of potentially dilutive securities is reflected in diluted earnings per common share by application of the treasury stock method. Under the treasury stock method, an increase in the fair market value of our common stock can result in a greater dilutive effect from potentially dilutive securities.

Cash and cash equivalents

All highly liquid investments purchased with an original maturity date of three months or less that are readily convertible into cash and have insignificant interest rate risk are considered to be cash equivalents.

Marketable securities

Our marketable securities are classified as "available-for-sale". We include these investments in current assets and carry them at fair value. Unrealized gains and losses on available-for-sale securities are included in accumulated other comprehensive income (loss). The amortized cost of debt securities is adjusted for the amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Gains and losses on securities sold are recorded based on the specific identification method and are included in interest expense and other (expense) income, net in the statement of operations.

Management assesses whether declines in the fair value of marketable securities are other than temporary. If the decline is judged to be other than temporary, the cost basis of the individual security is written down to fair value and the amount of the write down is included in the statement of operations within interest expense and other (expense) income, net. In determining whether a decline is other than temporary, management considers various factors including the length of time and the extent to which the market value has been less than cost, the financial condition and near-term prospects of the issuer and our intent and ability to retain our investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value. To date we have not recorded any impairment charges on marketable securities related to other-than-temporary declines in market value.

Fair value measurements

The fair value of our financial assets and liabilities is determined by using three levels of input which are defined as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities. As of June 30, 2012, our Level 1 assets were comprised of money market funds.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. In markets with infrequent transactions, we primarily utilize broker quotes for valuation of these securities. As of June 30, 2012, our Level 2 assets were comprised of U.S. agency securities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

We utilize the market approach to measure fair value for our financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Fair value of financial instruments

Cash and cash equivalents and marketable securities are carried at fair value. Accounts receivable, accounts payable and accrued liabilities are valued at their carrying amounts, which approximate fair value due to their short-term nature.

Restricted investments

Under our facilities lease agreement (see Note 10), we are required to maintain a $290,000 letter of credit as security for performance under the lease. The letter of credit is secured by a $290,000 certificate of deposit which is included in other assets at June 30, 2012 and 2011.

Concentration of credit risk and other risks and uncertainties

Financial instruments that potentially subject us to credit risk consist principally of cash, cash equivalents, marketable securities and accounts receivable. We place our cash and cash equivalents with high-credit quality financial institutions and invest in debt instruments of financial institutions, corporations and government entities with strong credit ratings. Our management believes it has established guidelines relative to credit quality, diversification and maturities that maintain safety and liquidity. As of June 30, 2012, our accounts receivable balance of $6,013,000 was comprised primarily of $5,799,000 due from Janssen associated with the reimbursement of certain costs under our collaboration agreement (see Note 4).

Our products require approvals from the United States Food and Drug Administration (the "FDA") and international regulatory agencies prior to commercial sales. There can be no assurance that our future products will receive required approvals. If we were denied such approvals or such approvals were delayed, it could have a materially adverse impact on us and the execution of our business strategy.

We have expended and will continue to expend substantial funds to complete the research, development and clinical testing of our products. We also will be required to expend additional funds to establish commercial-scale manufacturing arrangements and to provide for the marketing and distribution of our products. Specifically, we will require additional funds to commercialize our products. We are unable to entirely fund these efforts with our current financial resources.

Additional funds may not be available on acceptable terms, if at all. If adequate funds are unavailable on a timely basis from operations or additional sources of financing, we may have to delay, reduce the scope of or eliminate one or more of our research or development programs which would materially and adversely affect our business, financial condition and operations.

Property and equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the shorter of the estimated useful lives of the assets, generally three to five years, or the lease term of the respective assets, if applicable. Amortization of leasehold improvements is computed using the straight-line method over the shorter of their estimated useful lives or lease terms.

Long-lived assets

Management reviews the carrying values of its long-lived assets for possible impairment whenever events or changes in business conditions indicate that the carrying amount of the assets may not be recoverable. Management evaluates impairment on the basis of undiscounted future cash flows from operations before interest relating to such assets for the remaining useful life of the assets. If present, impairment is measured based on the difference between fair value and the net book value of the related assets. No significant impairment losses have been recorded to date with respect to our long-lived assets, which consist primarily of property and equipment and leasehold improvements.

Revenue recognition

We recognize revenue when all four criteria have been met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered; the fee is fixed or determinable; and collectability is reasonably assured. Revenue under our license and collaboration arrangements is recognized based on the performance requirements of the contract. Determinations of whether persuasive evidence of an arrangement exists and whether delivery has occurred or services have been rendered are based on management's judgments regarding the fixed nature of the fees charged for deliverables and the collectability of those fees. Should changes in conditions cause management to determine that these criteria are not met for any new or modified transactions, revenue recognized could be adversely affected.

Our collaborations with multiple elements prior to July 1, 2010 were evaluated and divided into separate units of accounting if certain criteria were met, including whether the delivered element had stand-alone value and whether there was verifiable objective and reliable evidence ("VSOE") of the fair value of the undelivered items. The consideration we received was combined and recognized as a single unit of accounting when criteria for separation were not met. Amounts received under such arrangements consisted of up-front collaboration payments, periodic milestone payments and payments for research activities. Up-front payments under agreements that included future performance requirements were recorded as deferred revenue and were recognized over the performance period. The performance period was estimated at the inception of the arrangement and is reevaluated at each reporting period. The reevaluation of the performance period may shorten or lengthen the period during which the deferred revenue is recognized. Revenues related to substantive, at-risk collaboration milestones are recognized upon achievement of the event specified in the underlying agreement. Revenues for research activities are recognized as the related research efforts are performed.

We recognize revenue related to collaboration and license arrangements in accordance with the provisions of Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 605-25, "Revenue Recognition – Multiple-Element Arrangements," or ASC Topic 605-25. Additionally, we adopted, effective July 1, 2010, Accounting Standards Update, or ASU, No. 2009-13, "Multiple Deliverable Revenue Arrangements," or ASU 2009-13, which amended ASC Topic 605-25 and:

- provided guidance on how deliverables in an arrangement should be separated and how the arrangement consideration should be allocated to the separate units of accounting;

- required an entity to determine the selling price of a separate deliverable using a hierarchy of (i) vendor-specific objective evidence, or VSOE, (ii) third-party evidence, or TPE, or (iii) best estimate of selling price, or BESP; and

- required the allocation of the arrangement consideration, at the inception of the arrangement, to the separate units of accounting based on relative fair value.

We evaluate all deliverables within an arrangement to determine whether or not they provide value on a stand-alone basis. Based on this evaluation, the deliverables are separated into units of accounting. The arrangement consideration that is fixed or determinable at the inception of the arrangement is allocated to the separate units of accounting based on their relative selling prices. We may exercise significant judgment in determining whether a deliverable is a separate unit of accounting, as well as in estimating the selling prices of such unit of accounting.

To determine the selling price of a separate deliverable, we use the hierarchy as prescribed in ASC Topic 605-25 based on VSOE, TPE or BESP. VSOE is based on the price charged when the element is sold separately and is the price actually charged for that deliverable. TPE is determined based on third party evidence for a similar deliverable when sold separately and BESP is the price at which we would transact a sale if the elements of collaboration and license arrangements were sold on a stand-alone basis. We may not be able to establish VSOE or TPE for the deliverables within collaboration and license arrangements, as we do not have a history of entering into such arrangements or selling the individual deliverables within such arrangements separately. In addition, there may be significant differentiation in these arrangements, which indicates that comparable third party pricing may not be available. We may determine that the selling price for the deliverables within collaboration and license arrangements should be determined using BESP. The process for determining BESP involves significant judgment on our part and includes consideration of multiple factors such as estimated direct expenses and other costs, and available data.

For collaborations entered into after July 1, 2010, we have determined BESP for license units of accounting based on market conditions, similar arrangements entered into by third parties and entity-specific factors such as the terms of previous collaborative agreements, our pricing practices and pricing objectives, the likelihood that clinical trials will be successful, the likelihood that regulatory approval will be received and that the products will become commercialized. We have also determined BESP for services-related deliverables based on the nature of the services to be performed and estimates of the associated effort as well as estimated market rates for similar services.

For each unit of accounting identified within an arrangement, we determine the period over which the performance obligation occurs. Revenue is then recognized using either a proportional performance or straight-line method. We recognize revenue using the proportional performance method when the level of effort to complete our performance obligations under an arrangement can be reasonably estimated. Direct labor hours or full time equivalents are typically used as the measurement of performance.

Effective July 1, 2010, we adopted ASU No. 2010-17, "Milestone Method of Revenue Recognition," or ASU 2010-17, which provides guidance on revenue recognition using the milestone method. Under the milestone method, a payment that is contingent upon the achievement of a substantive milestone is recognized in the period in which the milestone is achieved. The determination that a milestone is substantive is subject to considerable judgment.

Research and development

Research and development expenses include personnel and facility-related expenses, outside contracted services including clinical trial costs, manufacturing and process development costs, research costs and other consulting services. Research and development costs are expensed as incurred. Nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities are deferred and amortized over the period that the goods are delivered or the related services are performed, subject to an assessment of recoverability.

Clinical development costs are a significant component of research and development expenses. We have a history of contracting with third parties that perform various clinical trial activities on our behalf in the ongoing development of our product candidates. The financial terms of these contracts are subject to negotiations and may vary from contract to contract and may result in uneven payment flow. We accrue and expense costs for clinical trial activities performed by third parties based upon estimates of the percentage of work completed over the life of the individual study in accordance with agreements established with contract research organizations and clinical trial sites. We determine our estimates through discussions with internal clinical personnel and outside service providers to the progress or stage of completion of trials or services and the agreed upon fee to be paid for such services.

Our worldwide collaboration and license agreement with Janssen includes a cost sharing arrangement for certain development activities. Except in certain cases, in general Janssen is responsible for approximately 60% of development costs and we are responsible for the remaining 40% of development costs (See Note 4). Our policy is to account for cost-sharing payments to Janssen as a component of research and development expense and reimbursements for development services under the cost-sharing arrangement as an offset to research and development expense, upon delivery of the related services when expenses have been incurred and reimbursements have been earned.

We have purchased quantities of drug substances that are expected to be used in the future to support our clinical development. Until the commercial viability of such products has been demonstrated and the necessary regulatory approvals received, we will continue to charge all such amounts to research and development expense.

Income taxes

We provide for income taxes using the asset and liability method. This method requires that deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the tax bases of assets and liabilities and their financial statement reported amounts. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Share-based compensation

Share-based compensation cost for employee stock options is measured at the grant date based on the fair value of the award. The accounting grant date for employee stock options with performance obligations is the date on which the performance goals have been defined and a mutual understanding of the terms has been reached. Generally options with performance obligations vest over a four year period, with the goals set and agreed upon annually. Share-based compensation for non-employee stock options is re-estimated at each period-end through the vesting date.

The fair value of each stock option is estimated using the Black Scholes option-pricing model. Expected volatility is based on historical volatility data of our stock. The expected term of stock options granted is based on historical data and represents the period of time that stock options are expected to be outstanding. The expected term for each of our employee options, non-employee options and our Employee Stock Purchase Plan is calculated for and applied to one group of grants as we do not expect substantially different exercise or post-vesting termination behavior among our employee or non-employee population. The risk-free interest rate is based on a zero-coupon United States Treasury bond whose maturity period equals the expected term of the our options.

Options vest upon the passage of time or a combination of time and the achievement of certain performance obligations. The Compensation Committee of the Board of Directors will determine if the performance conditions have been met. Share-based compensation expense for the options with performance obligations is recorded when the company believes that the vesting of these options is probable.

Recent Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board ("FASB") issued new accounting guidance in connection with disclosures about offsetting assets and liabilities. The update requires new disclosures about balance sheet offsetting and related arrangements. For derivatives and financial assets and liabilities, the amendments require disclosure of gross asset and liability amounts, amounts offset on the balance sheet, and amounts subject to the offsetting requirements but not offset on the balance sheet. The guidance is effective December 1, 2013 and is to be applied retrospectively. This guidance does not amend the existing guidance on when it is appropriate to offset. The adoption of this guidance, which involves presentation and disclosures only, will not impact the Company's consolidated financial statements.

In June 2011, the FASB issued an amendment to an accounting standard related to the presentation of the Statement of Comprehensive Income. This amendment requires companies to present the components of net income and other comprehensive income either as one continuous statement or as two consecutive statements. It eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity. The amended guidance is effective for interim and annual periods beginning after December 15, 2011 with full retrospective application required. Early adoption is permitted. The Company chose early adoption of this guidance effective its year ended June 30, 2012 through a separate presentation of its Consolidated Statement of Comprehensive Income (loss) for the years ended June 30, 2012, 2011 and 2010. The adoption did not have any impact on the Company's consolidated financial statements.

In May 2011, the FASB issued an amendment to an accounting standard related to fair value measurement. This amendment is intended to result in convergence between U.S. GAAP and International Financial Reporting Standards ("IFRS") requirements for measurement of and disclosures about fair value. This guidance clarifies the application of existing fair value measurements and disclosures, and changes certain principles or requirements for fair value measurements and disclosures. The amended guidance is effective for interim and annual periods beginning after December 15, 2011. The Company is currently assessing the potential impact, if any, this amendment may have on the Company's consolidated financial statements.

In January 2010, the FASB issued an amendment to an accounting standard which requires new disclosures for fair value measures and provides clarification for existing disclosure requirements. Specifically, this amendment requires an entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and to describe the reasons for the transfers; and to disclose separately information about purchases, sales, issuances and settlements in the reconciliation for fair value measurements using significant unobservable inputs, or Level 3 inputs. The amendment also clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosure about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. The updated guidance is effective for interim or annual reporting periods beginning after December 15, 2009, except for the disclosures regarding the reconciliation of Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

Note 3 – Basic and Diluted Net Income (Loss) Per Share

The computations of basic and diluted net income (loss) per share are as follows (in thousands, except per share amounts):

	Year Ended June 30,		
	2012	2011	2010
Numerator:			
Net income (loss)	$ 11,986	$ (35,203)	$ (15,024)
Denominator:			
Weighted average common shares-basic	68,728	59,973	48,344
Effect of dilutive securities:			
Employee stock options	3,781	-	-
Employee stock purchase plan	108	-	-
Weighted average common shares - diluted	72,617	59,973	48,344
Net income (loss) per share:			
Basic	$ 0.17	$ (0.59)	$ (0.31)
Diluted	$ 0.17	$ (0.59)	$ (0.31)
Potentially dilutive securities excluded from net income (loss) per share – diluted because their effect is anti-dilutive	441	6,858	8,395

Note 4 — Collaboration and Other Agreements

For the years ended June 30, 2012, 2011 and 2010, we recognized revenue related to our collaboration and license arrangements as follows (in thousands):

	Year Ended June 30,		
	2012	2011	2010
Janssen	$ 74,622	$ -	$ -
Les Laboratoires Servier ("Servier")	7,157	8,228	9,307
Other	211	5	-
Total	$ 81,990	$ 8,233	$ 9,307

Collaboration and License Agreement with Janssen

In December 2011, we entered into a worldwide collaboration and license agreement with Janssen, one of the Janssen Pharmaceutical Companies of Johnson & Johnson to develop and commercialize ibrutinib (formerly known as PCI-32765), a novel, oral, Bruton's Tyrosine Kinase ("BTK") inhibitor, and certain compounds structurally related to ibrutinib, for oncology and other indications, excluding all immune mediated diseases or conditions and all psychiatric or psychological diseases or conditions, in the U.S. and outside the U.S.

The collaboration provides Janssen with a license to exploit the underlying technology exclusively outside of the U.S. (the "License Territory") and co-exclusively with Pharmacyclics in the U.S.

The collaboration has no fixed duration or expiration date and provided for payments by Janssen to us of a $150,000,000 non-refundable upfront payment upon execution, as well as potential future milestone payments of up to $825,000,000 (see Note 14 for milestone payments triggered during the three months ending September 30, 2012), based upon continued development progress ($250,000,000), regulatory progress ($225,000,000) and approval of the product in both the U.S. and the License Territory ($350,000,000).

The agreement also includes a cost sharing arrangement for associated development activities. Except in certain cases, in general Janssen is responsible for approximately 60% of development costs and we are responsible for the remaining 40% of development costs. In general, costs associated with commercialization will be included in determining pre-tax profit or pre-tax loss, which are to be shared by the parties 50/50.

The collaboration with Janssen provides us with an annual cap of our share of development costs and pre-tax losses for each calendar year until the third profitable calendar quarter for the product, as determined in the agreement. In the event that our share of aggregate development costs in any given calendar year, together with any other amounts that become due from us, plus our share of pre-tax loss (if any) for any calendar quarter in such calendar year, less our share of pre-tax profit (if any) for any calendar quarter in such calendar year, exceeds $50,000,000, then amounts that are in excess of $50,000,000 (the "Excess Amounts") shall be borne by Janssen. The total Excess Amounts plus interest may not exceed $225,000,000. Interest shall be accrued on the outstanding balance with interest calculated at the average annual European Interbank Offered Rate ("EURIBOR") for the EURO or London Interbank Offered Rate ("LIBOR") for U.S. Dollars as reported in the Wall Street Journal, plus 2%, calculated on the number of days from the date on which our payment would be due to Janssen. The interest rate on outstanding Excess Amounts shall not exceed 5% per annum, and shall not in the aggregate exceed an outstanding balance of $25,000,000. The total Excess Amounts including any accrued interest may not exceed $225,000,000 at any given time.

In the event the Excess Amounts reach a maximum of $225,000,000, we shall be responsible for our share of development costs, together with any other amounts that become due from us, plus our share of any pre-tax loss beyond such maximum.

For all calendar quarters following our third profitable calendar quarter, as determined in the agreement, we can no longer add to Excess Amounts and shall be responsible for our own share of development costs along with our share of pre-tax losses incurred in such quarters. Janssen may recoup the Excess Amounts, together with interest from our share of pre-tax profits (if any) in calendar quarters subsequent to our third profitable calendar quarter until the Excess Amounts and applicable interest has been fully repaid. At June 30, 2012, we did not have any Excess Amounts outstanding under these terms of the agreement. For the year ended, June 30, 2012, we recognized no interest expense in connection with the Excess Amounts.

The agreement also includes a 50/50 net profit sharing arrangement for the commercialization of any products resulting from the collaboration. Both parties are responsible for the development, manufacturing and marketing of any products resulting from this agreement. Janssen has sole responsibility and exclusive rights to commercialize the products in the

License Territory. The parties hold joint responsibility and co-exclusive rights to commercialize the products in the U.S., and Pharmacyclics will serve as the lead party in such effort. We continue to work with Janssen on protocols and the design, schedules and timing of trials.

In accordance with ASU No. 2009-13 (and as incorporated into ASC Topic 605-25), we identified all of the deliverables at the inception of the agreement. The significant deliverables were determined to be the license, committee services, development services and commercialization services. The commercialization services represent a contingent deliverable for which there is not a significant incremental discount.

We have determined that the license represents a separate unit of accounting as the license, which includes rights to the underlying technologies for ibrutinib, has standalone value apart from the committee and development services because the development, manufacturing and commercialization rights conveyed would permit JBI to perform all efforts necessary to bring the compound to commercialization and begin selling the drug upon regulatory approval. We have also determined that the committee and development services each represent individual units of accounting as they have standalone value from each other. We determined our best estimate of selling prices for the license unit of accounting based on the income approach as defined in ASC 820-10-35-32. This measurement is based on the value indicated by current estimates about those future amounts and reflects management determined estimates and assumptions. These estimates and assumptions include, but are not limited to, how a market participant would use the license, estimated market opportunity and expected market share and assumed royalty rates that would be paid for sales resulting from products developed using the license, similar arrangements entered into by third parties and entity-specific factors such as the terms of our previous collaborative agreement, our pricing practices and pricing objectives, the likelihood that clinical trials will be successful, the likelihood that regulatory approval will be received and that the products will become commercialized and the markets served. These estimates and assumptions led to an expected future cash flow which was discounted based on estimated weighted average cost of capital of 12% and royalty rates ranging from 30% to 40%. We also determined our best estimate of selling prices for the committee and development services, based on the nature of the services to be performed and estimates of the associated effort as well as estimated market rates for similar services. The arrangement consideration of $150,000,000 was allocated to the units of accounting based on the relative selling price method.

The clinical, regulatory and approval milestones represent non-refundable amounts that would be paid by Janssen to us if certain milestones are achieved in the future. We have elected to apply the guidance in ASC 605-28 to the milestones. These milestones, if achieved, are substantive as they relate solely to past performance, are commensurate with estimated enhancement of value associated with the achievement of each milestone as a result of our performance, which are reasonable relative to the other deliverables and terms of the arrangement, and are unrelated to the delivery of any further elements under the arrangement.

Of the $150,000,000 upfront payment received, $70,605,000 has been allocated to the licenses, $14,982,000 to the committee services and $64,413,000 to the development services. We have recognized license revenue upon execution of the arrangement as the associated unit of accounting had been delivered pursuant to the terms of the agreement. At inception, the $14,982,000 and $64,413,000 allocated to committee and development services, respectively, is being recognized as revenue as the related services are provided over the estimated service periods of 17 years and 9 years, which are equivalent to the estimated remaining life of the underlying technology and the estimated remaining development period, respectively. We have recognized development costs under the collaboration as a component of research and development expense of $43,272,000 for the year ended June 30, 2012, offset by amounts received from or due to us from Janssen under the cost sharing arrangement of $18,381,000. Additionally, we recorded a $4,000 reduction to general and administrative expense in the year ended June 30, 2012 for cost sharing related to certain marketing and patent costs. Accounts receivable at June 30, 2012 included $5,799,000 due from Janssen in connection with the cost sharing arrangement.

Total revenue recognized with respect to our worldwide collaboration and license agreement with Janssen consisted of the following (in thousands):

	Year Ended June 30,		
	2012	2011	2010
License and milestone revenue	$ 70,605	$ -	$ -
Collaboration revenue	4,017	-	-
Total	$ 74,622	$ -	$ -

As of June 30, 2012, approximately $75,378,000 is included in deferred revenue related to the committee and development services, of which $67,324,000 is included in deferred revenue non-current.

Collaboration and License Agreement with Servier

In April 2009, we entered into a collaboration and license agreement with Servier to research, develop and commercialize abexinostat (formerly known as PCI-24781), an orally active, novel, small molecule inhibitor of pan-HDAC enzymes. Under the terms of the agreement, Servier acquired the exclusive right to develop and commercialize the pan-HDAC inhibitor product worldwide except for the United States and will pay development and regulatory milestones and a royalty to us on sales outside of the United States. Servier is solely responsible for conducting and paying for all development activities outside the United States. We will continue to own all rights within the United States.

In May 2009, we received an upfront payment from Servier of $11,000,000 ($10,450,000 net of withholding taxes) and we received an additional $4,000,000 for research collaboration paid over a twenty-four month period through April 2011. The revenue related to these payments was recognized over the two-year research period, which ended in April 2011.

Under this agreement with Servier, we are also eligible to receive up to $24,500,000 in milestone payments upon achievement of pre-specified events; including up to $10,500,000 for the achievement of clinical development milestones ($7,000,000 of which was paid to us, in advance, during April 2011), up to $5,000,000 for the achievement of regulatory progress and up to $9,000,000 for regulatory approval of the pan HDAC product in major jurisdictions. In addition, Servier agreed to make royalty payments on Net Sales of the licensed product as defined in the agreement. In October 2011, the milestone related to the $7,000,000 advance payment was reached and we recognized the amount as revenue. The revenue attributed to our Servier collaboration and license agreement represents revenue derived outside of the U.S. due to the geographic location of Servier.

Total revenue recognized with respect to our collaboration and license agreement with Servier consisted of the following (in thousands):

	Year Ended June 30,		
	2012	2011	2010
License and milestone revenue	$ 7,000	$ 4,355	$ 6,645
Collaboration revenue	157	3,873	2,662
Total	$ 7,157	$ 8,228	$ 9,307

Celera Corporation

In April 2006, we acquired multiple small molecule drug candidates for the treatment of cancer and other diseases from Celera Genomics, an Applera Corporation business (now Celera Corporation – a subsidiary of Quest Diagnostics Incorporated). Under the terms of the agreement, we acquired Celera technology and intellectual property relating to drugs that target histone deacetylase ("HDAC") enzymes, selective HDAC enzymes, a Factor VIIa inhibitor targeting a tumor signaling pathway involved in angiogenesis, tumor growth and metastases, and B-cell associated tyrosine kinase inhibitors potentially useful for the treatment of lymphomas/leukemias, anti-inflammatory and autoimmune diseases. At the date of acquisition, the HDAC drug candidate was in a Phase I clinical trial and the other drug candidates were in pre-clinical development.

Future milestone payments to Celera under the agreement, as amended, could total as much as approximately $97,000,000, although we currently cannot predict if or when any of the milestones will be achieved. Approximately two-thirds of the milestone payments relate to our HDAC Inhibitor program and approximately one-third relates to our Factor VIIa program. Approximately 90% of the potential future milestone payments would be paid to Celera after obtaining regulatory approval in various countries. There are no milestone payments related to our BTK program. In addition to the milestone payments, Celera will be entitled to royalty payments based on annual sales of drugs commercialized from our HDAC Inhibitor, Factor VIIa and certain BTK Inhibitor programs.

University of Texas License

We have entered into a license agreement with the University of Texas in 1991 under which we received the exclusive worldwide rights to develop and commercialize porphyrins, expanded porphyrins (e.g. Motexafin Gadolinium) and other porphyrin-like substances covered by their patents. In consideration for the license we paid a total of $300,000 and we are obligated to pay royalties based on net sales of products that utilize the licensed technology.

Note 5 — Cash, Cash Equivalents and Marketable Securities

The following table sets forth our cash and cash equivalents at June 30, 2012 and 2011 (in thousands):

	June 30, 2012	June 30, 2011
Cash – demand deposits	$ 93,916	$ 60,778
Cash equivalents – money market funds	103,980	26,979
Total cash and cash equivalents	$ 197,896	$ 87,757

The following is a summary of our available-for-sale securities at June 30, 2012 and 2011 (in thousands):

As of June 30, 2012	Cost Basis	Unrealized Gain	Unrealized Loss	Estimated Fair Value
Money market funds	$ 103,980	$ -	$ -	$ 103,980
US agency securities – FDIC insured	5,720	-	(9)	5,711
Subtotal	109,700	-	(9)	109,691
Less: cash equivalents	(103,980)	-	-	(103,980)
Total marketable securities	$ 5,720	$ -	$ (9)	$ 5,711

As of June 30, 2011	Cost Basis	Unrealized Gain	Unrealized Loss	Estimated Fair Value
Money market funds	$ 26,979	$ -	$ -	$ 26,979
Government agency securities	16,014	11	-	16,025
US agency securities – FDIC insured	8,579	-	(32)	8,547
Subtotal	51,572	11	(32)	51,551
Less: cash equivalents	(26,979)	-	-	(26,979)
Total marketable securities	$ 24,593	$ 11	$ (32)	$ 24,572

For the years ended June 30, 2012, 2011 and 2010, no impairment charges on marketable securities related to other-than-temporary declines in market value were recorded. In determining whether a decline is other than temporary, we consider various factors including the length of time and extent to which the market value has been less than cost, the financial condition and near-term prospects of the issuer and our intent and ability to retain our investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value.

Gross realized losses and gains on the sale of available-for-sale securities during the years ended June 30, 2012, 2011 and 2010, were not material.

At June 30, 2012, our marketable securities had the following remaining contractual maturities (in thousands):

	Amortized Cost	Estimated Fair Value
Less than one year	$ 5,720	$ 5,711

The following table sets forth the basis of fair value measurements for our available-for-sale securities as of June 30, 2012 and 2011 (in thousands):

		Fair Value Measurements at Reporting Date Using		
	June 30, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market funds	$ 103,980	$ 103,980	$ -	$ -
US agency securities – FDIC Insured	5,711	-	5,711	-
Total cash equivalents and marketable securities	$ 109,691	$ 103,980	$ 5,711	$ -

		Fair Value Measurements at Reporting Date Using		
	June 30, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market funds	$ 26,979	$ 26,979	$ -	$ -
Government agency securities	16,025	-	16,025	-
US agency securities – FDIC Insured	8,547	-	8,547	-
Total cash equivalents and marketable securities	$ 51,551	$ 26,979	$ 24,572	$ -

We had no other assets or liabilities required to be measured and recorded at fair value at June 30, 2012 or 2011. Additionally, there were no transfers between levels of the fair value hierarchy during the years ended June 30, 2012, 2011 or 2010.

Note 6 — Balance Sheet Components

Property and equipment, net consists of the following (in thousands):

	June 30,	
	2012	2011
Equipment	$ 8,017	$ 7,024
Leasehold improvements	3,670	2,862
Furniture and fixtures	631	317
	12,318	10,203
Less accumulated depreciation and amortization	(8,476)	(8,891)
	$ 3,842	$ 1,312

Accounts payable consists of the following (in thousands):

	June 30,	
	2012	2011
Payable for clinical trial expenses	$ 1,835	$ 1,421
Contract manufacturing	1,524	773
Other accounts payable	5,826	3,490
	$ 9,185	$ 5,684

Accrued liabilities consist of the following (in thousands):

	June 30,	
	2012	2011
Employee compensation	$ 1,696	$ 1,491
Other	51	93
	$ 1,747	$ 1,584

Deferred revenue consists of the following (in thousands):

Current portion:	June 30,	
	2012	2011
Deferred revenue from Janssen	$ 8,054	$ -
Deferred revenue from Servier	-	7,000
	$ 8,054	$ 7,000

Non-current portion:	June 30,	
	2012	2011
Deferred revenue from Janssen	$ 67,324	$ -
	$ 67,324	$ -

Note 7 — Stockholders' Equity (Deficit)

Common stock

Registered Direct Offerings

In June 2011, we sold approximately 6.4 million shares of our common stock to a group of institutional investors in a registered direct offering at $8.85 per share for net proceeds of approximately $56,039,000. In June 2010, we sold approximately 8.1 million shares to a group of institutional investors in a registered direct offering at $6.51 per share for net proceeds of approximately $50,800,000. Our Chairman and CEO, Robert W. Duggan, participated in the 2011 and 2010 offerings in the amounts of $6,000,000 and $7,000,000, respectively.

Rights Offering

On July 17, 2009, we commenced a rights offering pursuant to which holders of our common stock were entitled to purchase additional shares of our common stock at a price of $1.28 per share (the "Rights Offering").

In the Rights Offering, stockholders of record as of July 15, 2009, were issued, at no charge, one subscription right for each share of common stock then outstanding. Each right entitled the holder to purchase 0.6808 share of our common stock for $1.28 per share.

Fractional shares were not issued in the Rights Offering. The subscription rights issued pursuant to the Rights Offering expired on July 31, 2009. Stockholders who exercised their rights in full were also permitted an oversubscription right to purchase additional shares of common stock that remained unsubscribed at the expiration of the Rights Offering, subject to the availability of shares and a pro rata allocation of shares among persons exercising the oversubscription right.

As of the close of the Rights Offering on July 31, 2009, the Rights Offering was oversubscribed. The proration of available over-subscription shares was made in accordance with the Offering Prospectus. Approximately 22.5 million shares of our common stock were purchased in the Rights Offering for net proceeds (after offering costs of approximately $1,000,000 and the partial settlement of loans from an affiliate of Robert W. Duggan, our Chairman of the Board and Chief Executive Officer, of approximately $6,100,000) of approximately $21,700,000. Mr. Duggan participated in the Rights Offering for a total of $6,100,000.

Preferred stock

As amended, our Certificate of Incorporation authorizes 1,000,000 shares of preferred stock, par value $0.0001 per share. The Board of Directors is authorized to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. No preferred stock was outstanding at June 30, 2012 or June 30, 2011.

The ability of our Board of Directors to issue shares of preferred stock without stockholder approval may have certain anti-takeover effects. We are also subject to provisions of the Delaware General Corporation Law, which may make certain business combinations more difficult.

Stock plans

2004 Equity Incentive Award Plan. In December 2004, stockholders approved the 2004 Equity Incentive Award Plan (the "2004 Plan") as a replacement for both our 1995 Stock Option Plan (the "1995 Plan") and the 1995 Non-Employee Directors Stock Option Plan. At June 30, 2011, we had reserved 9,100,000 shares of our common stock for issuance under the plan. In December 2011, the stockholders approved an increase of 2,000,000 shares available for issuance under the plan. The 2004 Plan provides for the issuance of various types of equity awards, such as incentive stock options, nonqualified stock options, restricted stock, stock appreciation rights and performance shares. The exercise price of all stock options granted under the 2004 Plan may not be less than the fair market value of our common stock on the date of grant and no stock option will be exercisable more than ten years after the date it is granted. Stock options for employees and consultants typically vest over four years. Non-employee Directors receive annual, automatic, non-discretionary grants of nonqualified stock options. Each new non-employee Director receives an option to purchase 15,000 shares as of the date he or she first becomes a Director. This option grant vests in equal annual installments over five years. In addition, on the date of each annual meeting, each individual re-elected as a non-employee Director will receive an automatic option grant to purchase an additional 7,500 shares of common stock, provided such individual has served as a Director for at least six months prior to the date of grant. This option grant vests in equal monthly installments over twelve months following the date of grant.

1995 Stock Option Plan. Our 1995 Plan was adopted by the Board of Directors in August 1995. Options issued under the 1995 Plan were, at the discretion of the plan administrator, either incentive stock options or nonqualified stock options. In December 2003, the stockholders approved amendments to the 1995 Plan (i) such that the exercise price of all stock options were required to be at least equal to the fair value of our common stock on the date of grant and (ii) increased the total number of authorized shares under the plan to 5,345,724 shares of common stock. Generally, shares subject to options under the 1995 Plan vest over a four or five year period and are exercisable for a period of ten years. In December 2004, the remaining shares available for future grant under the 1995 Plan were transferred to the 2004 Plan. Additionally, if options granted under the 1995 Plan expire or otherwise terminate without being exercised, the shares of common stock reserved for such options again become available for future grant under the 2004 Plan.

The following table summarizes our stock option activity (in thousands, except per share amounts):

	Options Outstanding	
	Number of Options	Weighted Average Exercise Price per Share
Balance as of June 30, 2009	7,055	$ 5.75
Exercised	(1,044)	1.58
Granted	2,343	5.27
Forfeited or expired	(833)	15.98
Balance as of June 30, 2010	7,521	5.05
Exercised	(1,987)	2.87
Granted	1,939	5.86
Forfeited or expired	(1,057)	12.27
Balance as of June 30, 2011	6,416	4.78
Exercised	(1,217)	6.26
Granted	1,876	16.31
Forfeited or expired	(1,044)	8.77
Balance as of June 30, 2012	6,031	$ 7.37

The above table excludes 1,699,585 options which comprise the portion of performance options granted during the years ended June 30, 2012, 2011 and 2010 for which the performance criteria had not been established as of June 30, 2012.

The components of share-based compensation recognized in our statements of operations for the years ended June 30, 2012, 2011 and 2010 were as follows (in thousands):

	Year Ended June 30,		
	2012	2011	2010
Research and development	$ 6,947	$ 5,307	$ 1,998
General and administrative	2,926	2,511	1,192
Total share-based compensation	$ 9,873	$ 7,818	$ 3,190

There were no capitalized share-based compensation costs at June 30, 2012 or 2011.

The fair value of each stock option is estimated using the Black Scholes option-pricing model. Expected volatility is based on historical volatility data of our stock. The expected term of stock options granted is based on historical data and represents the period of time that stock options are expected to be outstanding. The expected term for each of the types is calculated for and applied to one group of stock options as we do not expect substantially different exercise or post-vesting termination behavior among our employee population. The risk-free interest rate is based on a zero-coupon United States Treasury bond whose maturity period equals the expected term of the our options.

	Year Ended June 30,		
	2012	2011	2010
Employee stock options:			
Expected dividend yield	-%	-%	-%
Expected stock price volatility(1)	88%	97%	98%
Risk free interest rate(1)	1.00%	1.81%	2.05%
Expected life (years)	5.00	5.00	5.00
Non-employee stock options:			
Expected dividend yield	-%	-%	-%
Expected stock price volatility	84 – 89%	85 - 86%	88 - 90%
Risk free interest rate	2.00 – 3.89%	2.52 – 3.51%	3.20 - 3.89%
Expected life (years)	8.10 – 10.00	7.00 - 10.00	7.00 - 10.00

(1) Expected stock price volatility and risk free interest rate are presented on a weighted average basis

The weighted average estimated grant date fair value for employee options granted under our stock option plans during the years ended June 30, 2012, 2011 and 2010 was $11.44, $5.25 and $4.55 per share, respectively.

The total pre-tax intrinsic value of stock options exercised during the years ended June 30, 2012, 2011 and 2010 was $17,316,000, $10,385,000 and $3,990,000, respectively. No income tax benefits were realized in the years ended June 30, 2012, 2011 and 2010.

Shares reserved for issuance and available for grant under the 2004 Plan were 3,624,636 shares as of June 30, 2012.

As of June 30, 2012, $20,459,000 of total unrecognized compensation costs related to non vested employee options were scheduled to be recognized over a weighted average period of 3.29 years.

A summary of outstanding, exercisable and vested stock options as of June 30, 2012 is as follows:

	Options Outstanding				Exercisable				Exercisable and Vested		
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price Per Share	Aggregate Intrinsic Value	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price Per Share	Aggregate Intrinsic Value	Number of Shares	Weighted Average Exercise Price Per Share	Aggregate Intrinsic Value
$0.75 - $0.86	1,213,670	6.29	$ 0.80		1,071,170	6.24	$ 0.80		1,036,421	$ 0.80	
$0.91 - $2.76	1,000,969	5.99	$ 1.72		950,969	5.95	$ 1.76		828,282	$ 1.79	
$2.90 - $6.56	983,754	5.15	$ 5.10		961,363	5.09	$ 5.11		766,183	$ 4.96	
$6.63 - $7.19	1,160,234	7.42	$ 7.04		862,373	7.26	$ 7.05		579,274	$ 7.03	
$7.48 - $11.29	989,902	7.69	$ 8.97		775,335	7.34	$ 8.57		337,168	$ 8.26	
$11.31 - $14.99	1,057,030	9.12	$ 13.70		342,423	8.56	$ 12.99		104,738	$ 13.93	
$15.02 - $15.63	430,460	9.40	$ 15.53		247,282	9.37	$ 15.52		39,945	$ 15.47	
$16.55 - $42.68	894,594	9.81	$ 27.35		5,427	9.75	$ 28.43		5,427	$ 28.43	
	7,730,613	7.42	$ 9.11	$ 351,777,328	5,216,342	6.61	$ 5.48	$ 256,253,441	3,697,438	$ 4.11	$ 186,711,729

Employee Stock Purchase Plan. We adopted an Employee Stock Purchase Plan (the "Purchase Plan") in August 1995. Qualified employees may elect to have a certain percentage of their salary withheld to purchase shares of our common stock under the Purchase Plan. The purchase price per share is equal to 85% of the fair market value of the stock on specified dates. Sales under the Purchase Plan in fiscal 2012, 2011 and 2010 were 184,706, 281,016 and 61,026 shares of common stock at an average price of $5.19, $2.06 and $1.55 per share, respectively. Shares available for future purchase under the Purchase Plan were 451,824 at June 30, 2012.

Compensation cost is estimated using the Black Scholes option-pricing model using the weighted average assumptions noted in the following table.

	Year Ended June 30,		
	2012	2011	2010
Expected dividend yield	-%	-%	-%
Stock price volatility	54%	52%	105%
Risk free interest rate	0.15%	0.21%	0.53%
Expected life (years)	1.14	0.63	1.20

The weighted average estimated grant date fair value of purchase awards under our employee stock purchase plan during fiscal 2012, 2011 and 2010 was $6.38, $2.13 and $4.09 per share, respectively.

During fiscal 2010 a modification to our Purchase Plan went into effect that increased both the maximum employee contribution and the limit on the number of shares that could be purchased. As a result, a 17 of our employees chose to increase their contribution percentage which was accounted for as a modification to the terms of the award and resulted in $306,000 of additional compensation cost during the fiscal year.

As of June 30, 2012, $980,000 of total unrecognized compensation costs related to purchase awards under our employee stock purchase plan were scheduled to be recognized over a weighted average period of 0.87 years.

Note 8 — Employee Benefit Plan

We maintain a defined contribution plan covering substantially all employees under Section 401(k) of the Internal Revenue Code. Our matching contribution to the plan was $164,000, $104,000 and $64,000 for the years ended June 30, 2012, 2011 and 2010, respectively.

Note 9 — Income Taxes

The components of the provision for income taxes are as follows (in thousands):

	Year Ended June 30,		
	2012	2011	2010
Current:			
Federal	$ (26)	$ -	$ 550
State	-	-	-
Foreign	(13)	-	-
	(39)	-	550
Deferred:			
Federal	-	-	-
State	-	-	-
Foreign	-	-	-
	-	-	-
Total benefit (provision) for income taxes	$ (39)	$ -	$ 550
(Income) loss before taxes	$ (12,025)	$ 35,203	$ 15,574
Tax rate	0.33%	0.00%	3.53%

The following is a geographical breakdown of consolidated net income (loss) before income taxes by income tax jurisdiction (in thousands):

	Year Ended June 30,		
	2012	2011	2010
United States	$ (4,596)	$ (35,203)	$ (15,574)
Foreign	16,621	-	-
	$ 12,025	$ (35,203)	$ (15,574)

Net deferred tax (liabilities) assets are summarized as follows (in thousands):

	June 30, 2012	June 30, 2011
Deferred tax assets:		
Net operating loss carryforwards	$ 50,476	$ 55,133
Tax credit carryforwards	9,841	8,908
Capitalized research and development costs	3,907	6,386
Depreciation and amortization	2,071	2,457
Share-based compensation	3,078	3,117
Reserves and accruals	628	3,160
Gross deferred tax assets	70,001	79,161
Less: valuation allowance	(70,001)	(79,161)
Net deferred tax assets	$ -	$ -

A full valuation allowance has been established for our deferred tax assets at June 30, 2012 and 2011 since realization of such assets through the generation of future taxable income is uncertain. The increase (decrease) in the valuation allowance was approximately ($9,160,000), $16,689,000, and $4,046,000 for the years June 30, 2012, 2011, and 2010, respectively. The change in the valuation allowance for the years ended June 30, 2011 and 2010 also includes the adjustments made due to the completion of the IRC Section 382 analysis as described below.

The provision for income taxes differs from the amount determined by applying the United States statutory income tax rate to the income or loss before income taxes as summarized below (in thousands):

	Year Ended June 30, 2012	2011	2010
Tax (provision) benefit at statutory rate	$ (4,761)	$ 14,023	$ 6,204
Research and development credits	1,039	1,451	436
Deferred tax assets not benefited	5,769	(14,611)	(6,136)
Share-based compensation	(2,009)	(1,096)	(488)
Other	(38)	233	(16)
Withholding tax	-	-	550
Federal – alternative minimum tax	(26)	-	-
Foreign taxes	(13)	-	-
	$ (39)	$ -	$ 550

At June 30, 2012, we had federal and state net operating loss carry forwards of approximately $148,200,000 and $95,000,000, respectively. The federal and state net operating loss carryforwards will begin to expire in 2013. Federal and state tax credit carry forwards of $4,500,000 and $10,700,000, respectively, are available to offset future taxable income. The federal tax credits will begin to expire in 2013. State research and development credits can be carried forward indefinitely.

During the year ended June 30, 2012, we completed our analysis of the net operating loss limitation provisions of the IRC Section 382 analysis. We determined that our federal and state net operating loss carry forwards as of June 30, 2011 are $150,115,000 and $80,345,000, respectively, which were previously presented in our Fiscal Year 2011 10-K as $180,393,000 and $121,440,000, respectively. As we maintained a full valuation allowance against the deferred tax assets, the update did not affect the consolidated financial statements.

We are tracking the portion of our net operating losses attributable to stock option benefits in a separate memo account pursuant to ASC 718-740. Therefore, these amounts are no longer included in our gross or net deferred tax assets. Pursuant to ASC 718-740-25-10, the stock option benefits of approximately $16,800,000 will be only recorded to equity when they reduce cash taxes payable.

We have reviewed whether the utilization of our net operating losses and research credits are subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Utilization of these carryforwards is restricted and results in some amount of these carryforwards expiring prior to benefiting the Company. The deferred tax assets shown above have been adjusted to reflect these expiring carryforwards.

The Company is in the process of establishing and expanding its international operations and staff to better support its anticipated future expansion into international markets which have relatively low statutory tax rates when compared with the US statutory rate. During the year ended June 30, 2012, the Company formed two entities, Pharmacyclics Switzerland GmbH, a wholly-owned subsidiary of Pharmacyclics, Inc., and Pharamcyclics Cayman Ltd., a wholly-owned subsidiary of

Pharmacyclics Switzerland GmbH. On December 8, 2011, Pharmacyclics, Inc. transferred certain intellectual property rights to Pharmacyclics Cayman Ltd.

The following table summarizes the activity related to our gross unrecognized tax benefits (in thousands):

	Year Ended June 30,		
	2012	2011	2010
Beginning balance	$ 1,726	$ 1,285	$ 1,285
Additions based on tax positions related to current year	581	441	-
Additions (reduction) for tax positions of prior years	-	-	-
Settlements	-	-	-
Lapse of applicable statute of limitations	-	-	-
Ending balance	$ 2,307	$ 1,726	$ 1,285

We may from time to time be assessed interest or penalties by major tax jurisdictions, although there have been no such assessments historically. In the event we receive an assessment for interest and/or penalties, it would be classified in the financial statements as income tax expense. As of June 30, 2012, all tax years in the U.S. remain open due to the taxing authorities' ability to adjust operating loss carry forwards. We do not expect any material changes to the unrecognized tax benefits reported above during the next twelve months.

Note 10 — Commitments and Contingencies

Facilities Lease

In February 2012, we entered into an amendment of our facilities lease agreement which added an additional 15,000 square feet of leased space, giving us a total of 79,776 square feet. The amendment included an abatement of the monthly rent of the additional facility for the first 7 months, limited to $126,000. The lease includes an option to extend the lease term for five years. The amended lease expires in November 2017.

We recognize rental expense under the lease on a straight line basis over the lease term. Differences between the straight line rent expense and rent payments are classified as deferred rent liability on the balance sheet. As of June 30, 2012, future minimum lease payments under this non-cancelable operating lease are as follows (in thousands):

	Operating Lease Commitments
Less than 1 year	$ 1,055
1-3 years	2,507
3-5 years	2,708
More than 5 years	581
Total	$ 6,851

Rent expense for the years ended June 30, 2012, 2011 and 2010 was $1,006,000, $776,000 and $752,000, respectively.

Legal Proceedings

We may be involved, from time to time, in legal proceedings and claims arising in the ordinary course of our business. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. We accrue amounts, to the extent they can be reasonably estimated, that we believe are adequate to address any liabilities related to legal proceedings and other loss contingencies that we believe will result in a probable loss. While there can be no assurances as to the ultimate outcome of any legal proceeding or other loss contingency involving us, management does not believe any pending matter will be resolved in a manner that would have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Note 11 — Quarterly Results (Unaudited)

The following table is in thousands, except per share amounts:

Fiscal 2012	Quarter Ended September 30,	Quarter Ended December 31,	Quarter Ended March 31,	Quarter Ended June 30,
Revenue	$ 37	$ 77,903	$ 1,927	$ 2,123
Operating expenses	$ 14,598	$ 16,020	$ 19,889	$ 19,605
Net income (loss) from operations	$ (14,561)	$ 61,883	$ (17,962)	$ (17,482)
Net income (loss)	$ (14,538)	$ 56,253	$ (12,823)	$ (16,906)
Net income (loss) per share: [(1)]				
Basic	$ (0.21)	$ 0.82	$ (0.19)	$ (0.24)
Diluted	$ (0.21)	$ 0.78	$ (0.19)	$ (0.24)
Shares used in computation of net income (loss) per share:				
Basic	68,323	68,658	68,848	69,081
Diluted	68,323	71,725	68,848	69,081

Fiscal 2011	Quarter Ended September 30,	Quarter Ended December 31,	Quarter Ended March 31,	Quarter Ended June 30,
Revenue	$ 1,964	$ 2,824	$ 2,059	$ 1,386
Operating expenses	$ 9,536	$ 10,349	$ 11,341	$ 12,381
Net income (loss) from operations	$ (7,572)	$ (7,525)	$ (9,282)	$ (10,995)
Net income (loss)	$ (7,523)	$ (7,499)	$ (9,217)	$ (10,964)
Basic and diluted net loss per share [(1)]	$ (0.13)	$ (0.13)	$ (0.15)	$ (0.18)
Shares used in computation of basic and diluted net loss per share	59,278	59,715	59,931	60,968

(1) Basic and diluted net loss per share amounts are computed independently for each of the quarters presented. Therefore, the sum of quarterly basic and diluted net income (loss) per share information may not equal annual basic and diluted net income (loss) per share.

Note 12 – Separation Agreements

In May 2011, we entered into a separation agreement with Ahmed Hamdy, our Chief Medical Officer. Under the agreement, Dr. Hamdy received a severance payment of approximately two months of salary.

In October 2009, we entered into a separation agreement with Glenn Rice, our President and Chief Operating Officer. Under the agreement, Dr. Rice continued to provide services through February 2010 and vesting was accelerated on certain outstanding options. We recorded approximately $200,000 in additional share-based compensation expense related to this agreement in fiscal 2010.

Note 13 – Related Party Transactions

During the years ended June 30, 2012, 2011 and 2010, the Company paid Dr. Gwen Fyfe, a former member of our Board of Directors, approximately $89,000, $490,000 and $97,000, respectively, for consulting services under a Consulting Agreement entered into prior to Dr. Fyfe joining our Board in December 2010. In November 2011, we entered into an amendment (the "Amendment") to our Consulting Agreement with Dr. Fyfe. The Amendment provided that Dr. Fyfe would receive a lump sum of $50,000 and that she will continue to provide limited consulting services to us for a period of two years. In addition, the options to purchase 330,000 shares of our common stock previously granted to Dr. Fyfe in connection with her consulting services continued to vest through November 30, 2011 and shall remain exercisable for a period of two years following the date of the Amendment. Dr. Fyfe did not stand for reelection at our December 15, 2011 Annual Meeting of Stockholders. Options granted to Dr. Fyfe upon her initial election to the Board continued to vest through December 15, 2011; all such vested options and all additional options received by Dr. Fyfe in connection with her Board service shall remain exercisable for a period of three years from this date. Payment of the $50,000 lump sum occurred in November 2011.

In December 2008, we borrowed $5,000,000 and in March 2009, borrowed $1,400,000 from an affiliate of Robert W. Duggan, our Chairman of the Board and CEO, in the form of unsecured loans. The loans bore interest as follows: (i) 1.36% from December 30, 2008 until March 31, 2009, (ii) the rate of interest in effect for such day as publicly announced from time to time by Citibank N.A. as its "prime rate" from April 1, 2009 until the loan was repaid.

Total interest expense related to both loans was $43,000 for the year ended June 30, 2010. In accordance with the terms of the loans, both loans plus accrued interest were settled in August 2009 by the issuance of 4,754,870 shares of common stock in our rights offering and the payment of $404,000 in cash.

Robert W. Duggan, our Chairman of the Board of Directors and Chief Executive Officer, participated in our 2011 and 2010 Registered Direct Offerings for a total of $6,000,000 and $7,000,000, respectively.

Note 14 – Subsequent Events

On August 1, 2012, we announced that we had triggered the first $50,000,000 milestone payment obligation from Janssen under our collaboration and license agreement as a result of the enrollment of a fifth patient in our international Phase III randomized, multicenter, open-label clinical trial of ibrutinib versus ofatumumab for patients with relapsed or refractory chronic lymphocytic leukemia or small lymphocytic lymphoma ("CLL/SLL"). On August 20, 2012, we announced that we had triggered the second $50,000,000 milestone payment obligation from Janssen under the collaboration and license agreement as a result of the enrollment of a fifth patient in our single-arm, multi-center Phase II trial of ibrutinib in patients with relapsed or refractory mantle cell lymphoma ("MCL").

Item 9. *Changes in and Disagreements With Accountants on Accounting and Financial Disclosure*

Not Applicable.

Item 9A. *Controls and Procedures*

(a) Evaluation of Disclosure Controls and Procedures:

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Vice President, Finance and Administration, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and in reaching a reasonable level of assurance, management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As of June 30, 2012, the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, our Chief Executive Officer and Vice President, Finance and Administration concluded that our disclosure controls and procedures were effective at the reasonable assurance level.

(b) Management's Annual Report on Internal Control Over Financial Reporting:

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Vice President, Finance and Administration, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of June 30, 2012 based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of June 30, 2012.

The independent registered public accounting firm, PricewaterhouseCoopers LLP, has issued an attestation report on our internal control over financial reporting. The report on the audit of internal control over financial reporting is included in Item 8 in this Annual Report on Form 10-K.

(c) Changes in Internal Control Over Financial Reporting:

There has been no change in our internal control over financial reporting during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information*

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Certain information required by this Item 10 is hereby incorporated by reference to the information under the captions, (i) "Election of Directors," (ii) "Audit Committee," (iii) "Code of Business Conduct and Ethics" and (iv) "Section 16(a) Beneficial Ownership Reporting Compliance," contained in our Definitive Proxy Statement to be filed with the Securities and Exchange Commission no later than 120 days from the end of our last fiscal year.

Item 11. Executive Compensation

The information required by this Item 11 is incorporated by reference to the information under the caption "Executive Compensation and Other Information" in the Definitive Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item 12 with respect to stock ownership of certain beneficial owners and management and securities authorized for issuance under equity compensation plans are incorporated by reference to the information under the captions "Stock Ownership of Management and Certain Beneficial Owners" and "Securities Authorized For Issuance Under Equity Compensation Plans" in the Definitive Proxy Statement.

Item 13. Certain Relationships and Related Transactions and Director Independence

The information required by this Item 13 is incorporated by reference to the information under the caption "Certain Relationships and Related Transactions" in the Definitive Proxy Statement.

Item 14. Principal Accountant Fees and Services

The information required by this Item 14 is incorporated by reference to the information in the Definitive Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) 1. **Financial Statements**

See Index to Financial Statements under Item 8 on page 47.

(a) 2. **Financial Statement Schedules**

All schedules are omitted because they are not applicable or are not required or the information required to be set forth therein is included in the Financial Statements or notes thereto.

(a) 3. **Exhibits**

See Index to Exhibits beginning on page 76.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHARMACYCLICS, INC.

Dated: September 5, 2012

By: /s/ ROBERT W. DUGGAN
Robert W. Duggan
Chairman of the Board & Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints jointly and severally, Robert W. Duggan and Rainer Erdtmann, or either of them as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney as of the date indicated.

Pursuant to the requirements of the Exchange Act, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ROBERT W. DUGGAN Robert W. Duggan	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	September 5, 2012
/s/ RAINER M. ERDTMANN Rainer M. Erdtmann	Vice President, Finance and Administration and Secretary (Principal Financial and Accounting Officer)	September 5, 2012
/s/ ROBERT F. BOOTH, Ph.D. Robert F. Booth, Ph.D.	Director	September 5, 2012
/s/ ERIC H. HALVORSON Eric H. Halvorson	Director	September 5, 2012
Roy C. Hardiman	Director	September 5, 2012
/s/ MINESH P. MEHTA, M.D. Minesh P. Mehta, M.D	Director	September 5, 2012
/s/ DAVID D. SMITH, Ph.D. David D. Smith, Ph.D.	Director	September 5, 2012
/s/ RICHARD A. VAN DEN BROEK Richard A. van den Broek	Director	September 5, 2012

EXHIBITS INDEX

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 16, 2008).
3.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 19, 2011).
3.3	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 19, 2011.
4.1	Specimen Certificate of the Company's Common Stock (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-1, Commission File No. 33-96048).
4.2*	Stock Purchase Agreement By and Between Pharmacyclics, Inc. and Applera Corporation dated April 7, 2006 (incorporated by reference to Exhibit 4.3 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2006).
10.1*	Patent License Agreement entered into between the Company and The University of Texas, Austin entered into on or about July 1, 1991 (incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1, Commission File No. 33-96048).
10.2	Lease Agreement entered into between the Company and New England Mutual Life Insurance Company dated as of June 17, 1993, as amended on July 22, 1993, and as further amended on March 1, 1994 (incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-1, Commission File No. 33-96048).
10.3+	The Company's 1995 Stock Option Plan (incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8, Commission File No. 333-52881).
10.4+	The Company's Employee Stock Purchase Plan as amended and restated on October 25, 2011 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 19, 2011).
10.5+	Form of Notice of Grant of Stock Option generally to be used under the 1995 Stock Option Plan (incorporated by reference to Exhibit 99.2 to the Company's Registration Statement on Form S-8, Commission File No. 33-98514).
10.6+	Form of Stock Option Agreement (incorporated by reference to Exhibit 99.3 to the Company's Registration Statement on Form S-8, Commission File No. 333-52881).
10.7+	Form of Addendum to Stock Option Agreement (Special Tax Election) (incorporated by reference to Exhibit 99.5 to the Company's Registration Statement on Form S-8, Commission File No. 33-98514).
10.8+	Form of Addendum to Stock Option Agreement (Involuntary Termination following Change in Control) (incorporated by reference to Exhibit 99.6 to the Company's Registration Statement on Form S-8, Commission File No. 33-98514).
10.9+	Form of Notice of Grant of Automatic Stock Option (Initial Grant) (incorporated by reference to Exhibit 99.8 to the Company's Registration Statement on Form S-8, Commission File No. 33-98514).
10.10+	Form of Notice of Grant of Automatic Stock Option (Annual Grant) (incorporated by reference to Exhibit 99.9 to the Company's Registration Statement on Form S-8, Commission File No. 33-98514).
10.11+	Form of Employee Stock Purchase Plan Enrollment/Change Form (incorporated by reference to Exhibit 99.12 to the Company's Registration Statement on Form S-8, Commission File No. 33-98514).
10.12+	Form of Stock Purchase Agreement (incorporated by reference to Exhibit 99.13 to the Company's Registration Statement on Form S-8, Commission File No. 33-98514).
10.13	Lease and Lease Termination Agreement dated June 14, 2000 by and between the Company and Metropolitan Life Insurance Company (incorporated by reference to Exhibit 10.49 to the Annual Report on Form 10-K for the year ended June 30, 2001).
10.14	First Amendment to New Lease dated April 10, 2001 by and between the Company and Metropolitan Life Insurance Company (incorporated by reference to Exhibit 10.50 to the Annual Report on Form 10-K for the year ended June 30, 2001).
10.15	Second Amendment to New Lease dated June 29, 2001 by and between the Company and Metropolitan Life Insurance Company (incorporated by reference to Exhibit 10.51 to the Annual Report on Form 10-K for the year ended June 30, 2001).
10.16	Third Amendment to New Lease dated February 5, 2003 by and between the Company and Metropolitan Life Insurance Company (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2003).

10.17	Form of Indemnification Agreement between the Company and its directors and executive officers (incorporated by reference to Exhibit 10.55 to the Annual Report on Form 10-K for the year ended June 30, 2004).
10.18+	The Company's 2004 Equity Incentive Award Plan (the "2004 Plan") as amended and restated on October 25, 2011 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 19, 2011).
10.19+	Form of Option Agreement for the 2004 Plan (incorporated by reference from Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2004).
10.20+	Form of Non-employee Director Option Agreement for the 2004 Plan (incorporated by reference from Exhibit 99.2 to the Company's Current Report on Form 8-K filed with the Securities Exchange Commission on December 22, 2004).
10.21+	Form of Amendment to Form of Notice of Grant of Stock Option used under the Company's 1995 Stock Option Plan (the "1995 Plan") (incorporated by reference to Exhibit 10.5 to the quarterly Report on Form 10-Q for the quarter ended December 31, 2004).
10.22	First Amendment To Patent License Agreement entered into on or about July 1, 1991 by and between the Company and the University of Texas System, Austin (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2005).
10.23*	Assignment Agreement By and Between Pharmacyclics, Inc. and Applera Corporation dated April 7, 2006 (incorporated by reference to Exhibit 10.64 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2006).
10.24	Fourth Amendment to New Lease dated August 14, 2006 by and between the Company and Metropolitan Life Insurance Company (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 17, 2006).
10.25	Fifth Amendment to New Lease dated July 11, 2008 by and between the Company and Metropolitan Life Insurance Company (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 15, 2008).
10.26*	Amendment No. 1 to Assignment Agreement by and between Pharmacyclics, Inc. and Applera Corporation dated May 12, 2008 (incorporated by reference to Exhibit 10.68 to the Company's Annual Report on Form 10-K for the year ended June 30, 2008).
10.27+	Form of Restricted Stock Award Agreement for the 2004 Plan (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2008).
10.28+	Offer letter dated April 13, 2006 by and between the Company and David J. Loury, Ph.D. (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 13, 2008).
10.29+	Severance benefit agreement dated November 5, 2008 by and between the Company and David J. Loury, Ph.D. (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 13, 2008).
10.30	Loan Agreement entered into between the Company and Robert W. Duggan & Associates dated as of December 30, 2008 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended December 31, 2008).
10.31*	Amendment No. 2 to Assignment Agreement by and between Pharmacyclics, Inc. and Celera Corporation dated March 2, 2009 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2009).
10.32*	Amendment No. 3 to Assignment Agreement by and between Pharmacyclics, Inc. and Celera Corporation dated March 30, 2009 (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2009).
10.33	Amendment No. 1 to Loan Agreement entered into between the Company and Robert W. Duggan & Associates dated as of March 30, 2009 (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q for the quarter ended March 31,2009).
10.34+	Offer letter dated February 5, 2009 by and between the Company and Rainer M. Erdtmann (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2009).
10.35*	Collaboration Agreement by and between Pharmacyclics, Inc. and Les Laboratoires Servier and Institut de Recherches Internationales Servier dated April 9, 2009 (incorporated by reference to Exhibit 10.83 to the Company's Annual Report on Form 10-K for the year ended June 30, 2009).

10.36	Amendment No. 2 to Loan Agreement entered into between the Company and Robert W. Duggan and Blazon Corporation Profit Sharing Plan dated as of June 17, 2009 (incorporated by reference to Exhibit 10.84 to the Company's Annual Report on Form 10-K for the year ended June 30, 2009).
10.37*	Drug Supply Agreement by and between Pharmacyclics, Inc. and Les Laboratoires Servier dated December 18, 2009 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended December 31, 2009).
10.38	Form of Stock Purchase Agreement by and between Pharmacyclics, Inc. and various institutional investors dated June 16, 2010 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on June 17, 2010).
10.39	Sixth Amendment to New Lease dated January 20, 2011 by and between the Company and Metropolitan Life Insurance Company (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2011).
10.40	Form of Stock Purchase Agreement by and between the Company and various institutional investors dated June 17, 2011 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on June 17, 2011).
10.41	Consulting Agreement by and between Gwendolyn Fyfe and the Company dated May 10, 2010 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2011).
10.42	Amendment to Consulting Agreement by and between Gwendolyn Fyfe and the Company dated November 8, 2011 (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2011).
10.43*	Collaboration and License Agreement by and between the Company and Janssen Biotech, Inc. dated as of December 8, 2011 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended December 31, 2011).
10.44	Seventh Amendment to New Lease dated February 14, 2012 by and between the Company and Metropolitan Life Insurance Company (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2012).
10.45	Amendment No. 1 to the Collaboration Agreement by and between the Company and Les Laboratoires Servier and Institut De Recherches Internationales Servier dated as of January 5, 2012 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2012).
21.1	Subsidiaries of the Company.
23.1	Consent of Independent Registered Public Accounting Firm.
24.1	Power of Attorney (see page 75).
31.1	Section 302 Certification of Chief Executive Officer.
31.2	Section 302 Certification of Chief Financial Officer.
32.1	Section 906 Certification of Chief Executive Officer and Chief Financial Officer.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

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* Confidential treatment has been granted as to certain portions of this agreement.

\+ Indicates a management contract or compensatory plan or arrangement.

PHARMACYCLICS, INC.
995 East Arques Avenue
Sunnyvale, California 94085

October 1, 2012

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders ("Annual Meeting") of Pharmacyclics, Inc. (the "Company"), which will be held at 1:30 p.m. local time on Friday, November 9, 2012 at the Company's offices, 999 E. Arques Avenue, Sunnyvale, CA 94085. At the Annual Meeting, you will be asked to consider and vote upon the following proposals:

1. the election of seven (7) directors to serve until the 2013 annual meeting or until their successors are elected and qualified;
2. to consider and approve an advisory resolution regarding the compensation of the Company's named executive officers;
3. to ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2013; and
4. to transact such other business as may properly come before the Annual Meeting and any adjournment or adjournments thereof.

The enclosed Notice of Annual Meeting of Stockholders and Proxy Statement more fully describe the details of the business to be conducted at the Annual Meeting.

After careful consideration, the Company's Board of Directors has unanimously approved proposals 1, 2 and 3 and recommends that you vote IN FAVOR OF each such proposal.

After reading the Proxy Statement, please sign and promptly return the enclosed proxy card in the accompanying postage-paid return envelope. If you later decide to attend the Annual Meeting in person and vote by ballot, only your vote at the Annual Meeting will be counted.

We look forward to seeing you at the Annual Meeting.

Sincerely,

Robert W. Duggan
Chairman of the Board and Chief Executive Officer

<u>IMPORTANT</u>

Please sign and promptly return the enclosed proxy card in the accompanying postage-paid return envelope so that your shares may be voted if you are unable to attend the Annual Meeting.

PHARMACYCLICS, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

October 1, 2012

TO THE STOCKHOLDERS OF PHARMACYCLICS, INC.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders ("Annual Meeting") of Pharmacyclics, Inc., a Delaware corporation (the "Company"), will be held at 1:30 p.m. local time on Friday, November 9, 2012 at the Company's offices, 999 East Arques Avenue, Sunnyvale, CA 94085, for the following purposes:

1. the election of seven (7) directors to serve until the 2013 annual meeting or until their successors are elected and qualified;

2. to consider and approve an advisory resolution regarding the compensation of the Company's named executive officers;

3. to ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2013; and

4. to transact such other business as may properly come before the Annual Meeting and any adjournment or adjournments thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

Only stockholders of record at the close of business on September 12, 2012 are entitled to receive notice of and to vote at the Annual Meeting and any adjournment thereof. A list of the stockholders entitled to vote at the Annual Meeting will be available for inspection at the Company's principal executive offices at 995 East Arques Avenue, Sunnyvale, California 94085, for a period of ten (10) days immediately prior to the Annual Meeting.

All stockholders are cordially invited to attend the Annual Meeting. However, to assure your representation at the meeting, please carefully read the accompanying Proxy Statement, which describes the matters to be voted upon at the Annual Meeting. Then, please sign and promptly return the enclosed proxy card in the accompanying postage-paid return envelope. Should you receive more than one proxy because your shares are registered in different names and addresses, each proxy should be signed and returned to ensure that all your shares will be voted. You may revoke your proxy at any time prior to the Annual Meeting. If you decide to attend the Annual Meeting, and vote by ballot, only your vote at the Annual Meeting will be counted. The prompt return of your proxy card will assist us in preparing for the Annual Meeting.

This proxy statement and the accompanying Proxy were first mailed to all stockholders entitled to vote at the Annual Meeting on or about October 1, 2012.

Sincerely,

Richard B. Love

Richard Love
Secretary

Sunnyvale, California
October 1, 2012

YOUR VOTE IS VERY IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN. PLEASE READ THE ATTACHED PROXY STATEMENT CAREFULLY. WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING IN PERSON, PLEASE SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ACCOMPANYING ENVELOPE AS PROMPTLY AS POSSIBLE.

PHARMACYCLICS, INC.
995 East Arques Avenue
Sunnyvale, California 94085

PROXY STATEMENT

FOR THE ANNUAL MEETING OF STOCKHOLDERS
To Be Held on November 9, 2012

GENERAL INFORMATION FOR STOCKHOLDERS

The enclosed proxy ("Proxy") is solicited on behalf of the Board of Directors (the "Board") of Pharmacyclics, Inc., a Delaware corporation (the "Company"), for use at its 2012 Annual Meeting of Stockholders (the "Annual Meeting") to be held at 1:30 p.m. local time on November 9, 2012, at the Company's offices at 999 East Arques Avenue, Sunnyvale, California 94085 and at any adjournment or postponement thereof.

Record Date and Voting

Stockholders of record at the close of business on September 12, 2012 (the "Record Date") are entitled to notice of and to vote at the Annual Meeting. As of the close of business on the Record Date, there were 69,571,808 shares of the Company's Common Stock (the "Common Stock") outstanding and entitled to vote. No shares of the Company's preferred stock are outstanding. Each stockholder is entitled to one vote for each share of Common Stock held by such stockholder as of the Record Date.

The required quorum for the transaction of business at the Annual Meeting is a majority of the shares of Common Stock issued and outstanding on the Record Date. Shares that are voted "FOR," "AGAINST," "ABSTAIN" or "WITHHELD FROM" a matter are treated as being present at the meeting for purposes of establishing a quorum. Broker non-votes (i.e., the submission of a Proxy by a broker or nominee specifically indicating the lack of discretionary authority to vote on the matter) are also counted for purposes of determining the presence of a quorum for the transaction of business. Shares voted "FOR" or "AGAINST" a particular matter presented to stockholders for approval at the Annual Meeting will be treated as shares entitled to vote ("Votes Cast") with respect to such matter. Abstentions also will be counted towards the tabulation of Votes Cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes will not be counted for purposes of determining the number of Votes Cast with respect to the particular proposal on which the broker has expressly not voted. Accordingly, broker non-votes will not affect the outcome of the voting on a proposal that requires a majority of the Votes Cast.

All votes will be tabulated by the inspector of election appointed for the Annual Meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes. Stockholders may not cumulate votes in the election of directors. If a choice as to the matters coming before the Annual Meeting has been specified by a stockholder on the Proxy, the shares will be voted accordingly. If a Proxy is returned to the Company and no choice is specified, the shares will be voted IN FAVOR OF each of the Company's nominees for director and IN FAVOR OF the approval of each of proposals 2 and 3 all as described in the Notice of Annual Meeting of Stockholders and in this Proxy Statement.

Any stockholder or stockholder's representative who, because of a disability, may need special assistance or accommodation to allow him or her to participate at the Annual Meeting may request reasonable assistance or accommodation from the Company by contacting the Corporate Secretary, in writing at 995 East Arques Avenue, Sunnyvale, California 94085 or by telephone at (408) 774-0330. To provide the Company sufficient time to arrange for reasonable assistance, please submit such requests by November 5, 2012.

Revocability of Proxies

Any stockholder giving a Proxy pursuant to this solicitation may revoke it at any time prior to the meeting by filing with the Secretary of the Company at its principal executive offices at 995 East Arques Avenue, Sunnyvale, California 94085-4521, a written notice of such revocation or a duly executed Proxy bearing a later date, or by attending the Annual Meeting and voting in person.

Solicitation

The Company will bear the entire cost of this solicitation, including the preparation, assembly, printing and mailing of the Notice of Annual Meeting, this Proxy Statement, the Proxy and any additional solicitation materials furnished to stockholders. Copies of solicitation materials will be furnished to brokerage houses, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward this solicitation material to such beneficial owners. To assure that a quorum will be present in person or by proxy at the Annual Meeting, it may be necessary for certain officers, directors or employees to solicit proxies by telephone, facsimile or other means or in person. The Company will not compensate such individuals for any such services.

Deadline for Receipt of Stockholder Proposals

The deadline for submitting a stockholder proposal for inclusion in the Company's proxy statement and form of proxy for the Company's 2013 annual meeting of stockholders is the close of business on June 3, 2013. Proposals of stockholders intended to be presented at the Company's 2013 annual meeting of stockholders without inclusion of such proposals in the Company's proxy statement and form of proxy relating to the meeting must be received by the Company no later than the close of business on August 11, 2013 and no earlier than the close of business on July 12, 2013.

Important Notice Regarding The Availability Of Proxy Materials For The Stockholders Meeting To Be Held On November 9, 2012

Under rules recently adopted by the Securities and Exchange Commission ("SEC"), we are now furnishing proxy materials on the Internet in addition to mailing paper copies of the materials to each stockholder of record. This Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended June 30, 2012 are available at: http://ir.pharmacyclics.com/annuals.cfm

MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING

PROPOSAL ONE – ELECTION OF DIRECTORS

At the Annual Meeting, a Board consisting of seven (7) members will be elected to serve until the Company's next Annual Meeting or until their successors shall have been duly elected and qualified or until their earlier death, resignation or removal. The independent members of the Board have accepted the recommendation of the Nominating and Corporate Governance Committee and have selected seven (7) nominees, six (6) of whom are current directors of the Company and one new director nominee. The new director nominee, Mr. Kenneth A. Clark, was identified by current members of the Board. Each person nominated for election has agreed to serve if elected, and the Company has no reason to believe that any nominee will be unavailable or will decline to serve. Unless otherwise instructed, the Proxy holders will vote the Proxies received by them IN FAVOR OF each of the nominees named below. The seven (7) candidates receiving the highest number of affirmative votes of all of the Votes Cast at the Annual Meeting will be elected. If any nominee is unable to or declines to serve as a director, the Proxies may be voted for a substitute nominee designated by the Nominating and Corporate Governance Committee. Mr. Hardiman has determined not to stand for reelection at the Annual Meeting.

Vote Required and Board Recommendation

The seven (7) nominees receiving the highest number of affirmative votes of the shares present in person or represented by Proxy and entitled to vote at the Annual Meeting shall be elected as directors of the Company.

The Board recommends that stockholders vote IN FAVOR OF the election of each of the following nominees to serve as directors of the Company.

Information with Respect to Director Nominees

Set forth below is information regarding the nominees.

Name	Age	Position(s) with the Company	Director Since
Robert W. Duggan	68	Director, Chairman and CEO	2007
Minesh P. Mehta, M.D.	54	Director	2008
David D. Smith, Ph.D.	42	Director	2008
Richard A. van den Broek	46	Director	2009
Robert F. Booth, Ph.D.	58	Director	2010
Eric H. Halvorson	63	Director	2011
Kenneth A. Clark	54	Director Nominee	

Business Experience of Directors

Mr. Duggan has been a member of our Board since September 2007 and has served as Chief Executive Officer since September 2008. Mr. Duggan served as Chairman of the Board of Directors of Computer Motion, Inc., a computerized surgical systems company, from 1990 to 2003 and Chief Executive Officer from 1997. Computer Motion was acquired by Intuitive Surgical, Inc. in 2003. Mr. Duggan served on the Intuitive Surgical, Inc. Board from 2003 through March 2011. Mr. Duggan has been a private venture investor for more than 30 years and has participated as a director of, investor in, and advisor to numerous small and large businesses in the medical equipment, computer local and wide area network, PC hardware and software distribution, digital encryption, consumer retail goods and outdoor media communication industries. Mr. Duggan has also assisted in corporate planning, capital formation and management for his various investments. He received a U.S. Congressman's Medal of Merit from Ron Paul in 1985 and in 2000 he was named a Knight of the Legion of Honor by President Jacques Chirac. He is a member of the University of California at Santa Barbara Foundation Board of Trustees.

With over 10 years of combined service as Chief Executive Officer of two innovative health care companies and with a career spanning over 30 years as a venture investor and advisor for a broad range of companies, Mr. Duggan brings extensive expertise in vision, strategic development, planning, finance and management to our Board.

Dr. Mehta was elected as a director of the Company in September 2008. Dr. Mehta has been internationally recognized with respect to human clinical drug trial strategy, design and execution and has managed national and international trials of all sizes including International Phase 3 trials. He was Professor in the Department of Human Oncology at the University of Wisconsin's School of Medicine and Public Health from 2002-2010, including being the Program Leader of the Imaging and Radiation Sciences Program of the Paul P. Carbone Comprehensive Cancer Center (UWCCC). Dr. Mehta was Chairman of the Department of Human Oncology from 1997 to 2007. He has been a member of the Board of Directors of the American Society for Therapeutic Radiology and Oncology (ASTRO) since 2006 and Chair of the Radiation Therapy Oncology Group (RTOG) Brain Tumor Committee since 1998. From 1997 to 2001, he served as an ad-hoc member of the FDA's Technology Assessment Committee and from 2001 to 2005, he served on and eventually Chaired the FDA Radiological Devices Panel. He has more than 400 publications to his credit, especially in the areas of radiation therapy and translational and clinical cancer research. Dr. Mehta obtained his medical degree at the University of Zambia in 1981 and commenced his residency there at the Ndola Central Hospital. He moved to the University of Wisconsin, Madison, in 1984 and completed his residency in radiation oncology in 1988 when he took up an Assistant Professorship in Human Oncology, was promoted to Associate Professor and became the Director of the Radiation Oncology Residency Training Program. After serving as Vice-Chairman and Interim Chairman, Dr. Mehta became Chair of Human Oncology and also a Professor in the Department of Neurological Surgery. Dr. Mehta has authored over 70 clinical protocols. He is currently Professor of Radiation Oncology at Northwestern University, Chicago.

With his vast practical and academic oncology background, experience serving on several Scientific Advisory Boards and the experience gained from developing and managing a multi center radiotherapy academic-community system, Dr. Mehta provides our Board with medical and scientific expertise as well as the benefit of his significant knowledge of all aspects of clinical drug trial strategy, design and execution.

Dr. Smith was elected as a director of the Company in October 2008. Dr. Smith is a professor of biostatistics at City of Hope, a cancer research hospital in Los Angeles and holds a B.A. in Mathematics and a Ph.D. in Statistics. After his dissertation on integrating and synthesizing information in clinical and observational studies in oncology, he served as a Biostatistical Reviewer for the Division of Oncology Drug Products, U.S. Food and Drug Administration (FDA) for 3 years. During his tenure at the FDA, he reviewed more than 40 chemotherapy INDs and NDAs. He represented the FDA statistical perspective at five Oncologic Drugs Advisory Committee sessions, including three on the problems of missing data in outcomes research. After leaving the FDA in 2000, he went to City of Hope and the front lines of cancer research. While at City of Hope, he has designed and analyzed over 50 solid tumor and hematology protocols at all levels of development, from pre-clinical and marker discovery studies to Phase II/III trials. Dr. Smith has been a co-investigator on grants from the National Cancer Institute, National Institutes of Health, the American Cancer Society, the Susan G. Komen Breast Cancer Foundation and the Leukemia-Lymphoma Society. Dr. Smith is an author and coauthor of over 40 papers in peer-reviewed biostatistics, oncology, surgery, radiation, and immunology journals.

Dr. Smith provides our Board with the benefit of his experience as an FDA reviewer and his continuing professional interactions with the FDA, including preparing correspondence and developing clinical trial methodology alongside FDA statisticians.

Mr. van den Broek joined the Company as a director in December 2009. Since 2004, Mr. van den Broek has been Managing Partner of HSMR Advisors, LLC, an investment fund focused on the biotechnology industry. From 2000 through 2003 he was a Partner at Cooper Hill Partners, LLC, an investment fund focused on the healthcare sector. Prior to that Mr. van den Broek had a ten year career as a biotech analyst, starting at Oppenheimer & Co., then Merrill Lynch, and finally at Hambrecht & Quist. Mr. van den Broek is a Director and member of the Strategy Committee of Strategic Diagnostics, Inc. and is a Director and member of the Remuneration Committee of Pharmaxis, Ltd., which is an Australia listed company. He is a graduate of Harvard University and is a Chartered Financial Analyst.

With his experience as a Partner in investment funds with investments in a wide variety of biotechnology and other healthcare companies and his years as a respected biotechnology analyst, Mr. van den Broek brings deep industry and financial expertise to our Board.

Dr. Booth joined the Company as a director in December 2010. Dr. Booth is currently the Chief Executive Officer of Virobay, Inc., a drug discovery and development company. Dr. Booth was also the Executive Chairman of Virobay, Inc. from 2006 to 2010 and served concurrently as an Operating Partner and Senior Advisor at TPG Biotech, a venture capital company. From 2006 to 2007, Dr. Booth served as the acting Chief Scientific Officer of Galleon Pharmaceuticals, a company which is developing new therapeutics for diseases of the respiratory system. From 2002 to 2006, Dr. Booth was the Chief Scientific Officer at Celera Genomics, where he was responsible for leading all discovery and development activities. The therapeutic areas pursued by Celera included oncology, autoimmunity, respiratory diseases and thrombosis. Dr. Booth was Senior Vice President at Roche Bioscience from 1989 to 2002, and was responsible for research and early development activities in the therapeutic areas of inflammation, autoimmunity, respiratory diseases, transplantation, bone diseases and viral diseases. Dr. Booth was a member of the Global Research Management Team and a member of the Business Development Committee, which oversaw licensing opportunities for Roche. During his time at Roche, Dr. Booth managed R&D organizations in both the US and Europe. The Biology team for which Dr. Booth was responsible in the U.K. discovered and contributed to the development of saquinavir, the first HIV protease inhibitor to be launched. This achievement was recognized by the winning of the Prix Galien for Roche. Dr. Booth is currently Chairman of the Scientific Advisory Board and a Board Observer at Galleon Pharmaceuticals and a member of the Scientific Advisory Board of ShangPharma and Elcelyx Therapeutics. Dr. Booth received his Ph.D. and B.Sc. from the University of London in the field of biochemistry.

With over 25 years of experience in biopharmaceutical companies in Europe and the USA as well as his experience with the venture capital industry, Dr. Booth brings extensive technical and business expertise to our Board.

Mr. Halvorson was elected as a director of the Company in December 2011. Mr. Halvorson has been Of Counsel to the law firm of Stowell, Zeilenga, Ruth, Vaughn & Treiger, LLP since 2010. Mr. Halvorson was President and Chief Operating Officer of Salem Communications Corporation from 2007 to 2008. He was Executive Vice President and Chief Operating Officer of Salem Communications Corporation from 1995 to 2000. Prior to becoming Chief Operating Officer, he was the company's Vice President and General Counsel for ten years. Mr. Halvorson was a member of the Board of Directors of Salem Communications Corporation from 1988 to 2008. He has been a member of the Board of Directors of Intuitive Surgical, Inc. since 2003. From 2000-2003, 2005-2007 and 2009-2011, Mr. Halvorson was Executive in Residence at Pepperdine University and Adjunct Professor of Law at Pepperdine Law School. From 2003-2005, Mr. Halvorson served as President and Chief Executive Officer of The Thomas Kinkade Company. He was a partner at Godfrey & Kahn, a law firm based in Milwaukee, Wisconsin, from 1976-1985. Mr. Halvorson holds a B.S. in Accounting from Bob Jones University and a J.D. from Duke University School of Law.

With his substantial business, financial, legal and operational experience developed from working in a broad assortment of fields, Mr. Halvorson's qualifications are of considerable importance to our Board.

Mr. Clark is a nominee for director of the Company. Mr. Clark has been a member of the law firm Wilson Sonsini Goodrich & Rosati, PC, since 1993, and currently serves as a member of its Board of Directors. His practice has focused on strategic transactions in the biopharmaceutical industry for over 25 years, and has included several of the largest partnering transactions in the industry over that period. He holds a B.A. degree from Vanderbilt University and a law degree from the University of Texas at Austin.

With extensive experience in the biopharmaceutical industry and his more than twenty-five (25) years of experience with growth enterprises, Mr. Clark's qualifications are of considerable importance to our Board.

There are no family relationships among executive officers or directors of the Company.

Board Meetings, Independence, Committees and Compensation

Our Board has an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. During the fiscal year ended June 30, 2012, the Board held eight meetings. All directors attended at least 75% of the aggregate of all meetings of our Board and of the committees on which they served during the fiscal year ended June 30, 2012, except for Drs. Mehta and Fyfe, who attended fewer than 75%.

Current committee membership is as follows:

Current Directors:	Board	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Robert W. Duggan	Chairman			
Minesh P. Mehta, M.D.	Member			
David D. Smith, Ph.D.	Member		Member	Member
Richard A. van den Broek	Member	Member	Chairman	Member
Robert F. Booth, Ph.D.	Member		Member	Chairman
Eric H. Halvorson	Member	Chairman		Member

Director Not Standing for Reelection:	Board	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Roy C. Hardiman	Member	Member		

Although the Company does not have a formal policy regarding attendance by members of the Board at its Annual Meeting, the Board encourages directors to attend. Four of the current Board members attended our 2011 annual stockholder meeting.

The Board has determined that, other than Mr. Duggan, all of the members of the Board during the fiscal year ended June 30, 2012, as well as Mr. Kenneth A. Clark, were "independent" as that term is defined in the Nasdaq Marketplace Rules. Mr. Duggan is not considered independent because he is an executive officer of the Company. The Board considered that Dr. David Smith received, prior to his appointment to the Compensation Committee, an option to purchase 1,100 shares of the Company's common stock, valued as of the grant date at less than $8,000, as compensation for consulting services rendered during fiscal 2010 and determined that he is still "independent" under the Nasdaq Marketplace rules. The Board has further determined that Eric H. Halvorson, Richard A. van den Broek and Roy C. Hardiman, who are members of the Company's Audit Committee, satisfy the more restrictive independence requirements for Audit Committee members set forth in United States securities laws. As required under applicable Nasdaq Marketplace Rules, the Company's independent directors meet regularly in executive session at which only they are present.

Audit Committee

The primary purpose of the Audit Committee is to oversee the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company. The Audit Committee is also charged with the review and approval of all related party transactions involving the Company. The Audit Committee acts pursuant to a written charter that has been adopted by the Board. A more complete description of the powers and responsibilities delegated to the Committee is set forth in the Audit Committee charter. The Board had determined that all of the members of the Audit Committee for the fiscal year ended June 30, 2012 were "independent" as that term is defined in Rule 4200(a)(15) of the Nasdaq Marketplace Rules. The Board has determined that Mr. Halvorson, the current Audit Committee Chairman, and Mr. van den Broek, the former Audit Committee Chairman, are both "audit committee financial experts" as defined by Item 407(d)(5) of Regulation S-K of the Securities Act of 1933, as amended (the "Securities Act"). The Audit Committee held five meetings during the fiscal year ended June 30, 2012.

Compensation Committee

The Compensation Committee reviews and approves the Company's general compensation policies, sets compensation levels for the Company's executive officers and administers the 2004 Plan and the Employee Stock Purchase Plan. The Compensation Committee has adopted a written charter. The Board had determined that all of the members of the Compensation Committee for the fiscal year ended June 30, 2012 were "independent" as that term is defined in the Nasdaq Marketplace Rules. The Compensation Committee held three meetings during the fiscal year ended June 30, 2012.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance ("NCG") Committee establishes qualification standards for Board membership, identifies qualified individuals for Board membership and considers and recommends director nominees for approval by the Board and the stockholders. The NCG Committee has adopted a written charter. The NCG Committee considers suggestions from many sources, including stockholders, regarding possible candidates for director. The NCG Committee also takes a leadership role in shaping the corporate governance of the Company. The Board had determined that all of the members of the NCG Committee for the fiscal year ended June 30, 2012 were "independent" as that term is defined in the Nasdaq Marketplace Rules. The Nominating and Corporate Governance Committee held two meetings during the fiscal year ended June 30, 2012.

Board Leadership Structure

Our governing documents provide the Board with flexibility to determine the appropriate leadership structure for the Board and the Company, including but not limited to whether it is appropriate to separate the roles of Chairman of the Board and Chief Executive Officer. In making these determinations, the Board considers numerous factors, including the specific needs and strategic direction of the Company and the size and membership of the Board at the time.

At this time, the Board believes that Mr. Duggan, the Company's Chief Executive Officer, is best situated to serve as Chairman of the Board because he is the director most familiar with the Company's business and most capable of effectively identifying strategic priorities and leading the discussion and execution of strategy. The Board also believes that combining the positions of Chairman of the Board and Chief Executive Officer is the most effective leadership structure for the Company at this time, as the combined position enhances Mr. Duggan's ability to provide insight and direction on strategic initiatives to both management and the Board, facilitating the type of information flow between management and the Board that is necessary for effective governance. Although the Board does not have a Lead Independent Director position, the Board believes that each director's knowledge of the Company and industry as a result of his or her years of service on the Board and in the industry, and the fact that, other than Mr. Duggan, each of the current directors is independent, the independent directors are able to provide appropriate independent oversight of management and to hold management accountable for the execution of strategy.

Board Role in Risk Oversight

Senior management is responsible for assessing and managing the Company's various exposures to risk on a day-to-day basis, including the creation of appropriate risk management programs and policies. The Board is responsible for overseeing management in the execution of its responsibilities and for assessing the Company's approach to risk management. The Board exercises these responsibilities periodically as part of its meetings and also through the Board's committees, each of which examines various components of enterprise risk as part of its responsibilities. Members of each committee report to the full Board as necessary at Board meetings regarding risks discussed by such committee. In addition, an overall review of risk is inherent in the Board's consideration of the Company's long-term strategies and in the transactions and other matters presented to the Board, including capital expenditures, acquisitions and divestitures, and financial matters.

Director Nomination and Communication with Directors

Criteria for Nomination to the Board

In evaluating director nominees, the NCG Committee considers the following factors:

- the appropriate size of the Board;
- the level of technical, scientific, operational, strategic and/or economic knowledge of the Company's business and industry;
- experience at the senior executive or board level of a public company;
- integrity and commitment to the highest ethical standards;
- whether the candidate possesses complimentary skills and background with respect to other Board members; and
- the ability to devote a sufficient amount of time to carry out the duties and responsibilities as a director.

In selecting the slate of nominees to be recommended by the NCG Committee to the Board, and in an effort to maintain a proper mix of directors that results in a highly effective governing body, the NCG Committee also considers such factors as the diverse skills and characteristics of all director nominees; the occupational, geographic and age diversity of all director nominees; the particular skills and ability of each nominee to understand financial statements and finance matters generally; the particular skills and experience of each nominee in managing and/or assessing risk; community involvement of each nominee; and, the independence status of each nominee under the Nasdaq Marketplace Rules and applicable law and regulation.

The objective of the NCG Committee is to structure a Board that brings to the Company a variety of skills and perspectives developed through high-quality business and professional experience. In doing so, the NCG Committee also considers candidates with appropriate non-business backgrounds. Other than the foregoing, there are no stated minimum criteria for director nominees. The NCG Committee may, however, consider such other factors as it deems are in the best interests of the Company and its stockholders.

The NCG Committee identifies nominees by first evaluating the current members of the Board willing to continue in service. Current members of the Board with skills and experience that are relevant to the Company's business and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of the Board with that of obtaining new perspectives. If any member of the Board does not wish to continue in service, or if the NCG Committee decides not to nominate a member for re-election, the Committee will identify the desired skills and experience of a new nominee as outlined above, providing that the Board determines to fill the vacancy. To date, the Company has not engaged a third party to identify or evaluate or assist in identifying potential nominees, although the Company reserves the right to do so in the future.

Stockholder Proposals for Nominees and Other Communications

The NCG Committee will consider proposed nominees whose names are submitted to it by stockholders. If a stockholder wishes to suggest a proposed name for consideration, he or she must follow our procedures regarding the submission of stockholder proposals. Our amended and restated bylaws permit stockholders to nominate directors for election at our annual meeting of stockholders as long as stockholders provide the Company with proper notice of such nomination. Any notice of director nomination must meet all of the requirements contained in our bylaws and include other information required pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including the nominee's consent to serve as a director. Stockholders may send recommendations for director nominees or other communications to the Board or any individual director c/o Secretary, Pharmacyclics, Inc., 995 East Arques Avenue, Sunnyvale, California, 94085. All communications received are reported to the Board or the individual directors, as appropriate. For any stockholder to make a director nomination at the Company's 2013 annual meeting, the stockholder must follow the procedures which are described above under "Deadline for Receipt of Stockholder Proposals."

Code of Ethics and Committee Charters

The Board has also adopted a formal code of conduct that applies to all of our employees, officers and directors. The latest copy of our Code of Business Conduct and Ethics, as well as the Charters of the Audit Committee, the Compensation Committee and the NCG Committee of the Board are available in the "Investors & Media Corporate Governance" section of our website at www.pharmacyclics.com. Any person may obtain a copy of the Code of Business Conduct and Ethics, without charge, by writing to Pharmacyclics, Inc., 995 East Arques Avenue, Sunnyvale, California 94085, Attn: Secretary.

PROPOSAL TWO - ADVISORY RESOLUTION REGARDING EXECUTIVE COMPENSATION

The recently enacted Dodd-Frank Act and Section 14A of the Exchange Act enables stockholders to vote to approve, on an advisory, non-binding basis, the compensation of the named executive officers as disclosed in this Proxy Statement in accordance with the SEC's rules.

As described in detail under the heading "Executive and Director Compensation – Compensation Discussion and Analysis," the Company's executive compensation is designed to (i) pay our executive officers for performance and (ii) provide a compensation package competitive with the compensation paid to employees with similar responsibilities and experience at companies of comparable size, capitalization, and complexity in the biotechnology and pharmaceutical industries in the United States, in order to ensure the Company's continued ability to hire and retain superior employees in key positions, while balancing an amount and structure that is efficient and affordable for the Company. Please read the "Compensation Discussion and Analysis" for additional details about the Company's executive compensation programs, including information about the fiscal year 2012 compensation of the named executive officers.

We are asking stockholders to indicate their support for the compensation of the executive officers named in the "Summary Compensation Table" included in this Proxy Statement (referred to as the "Named Executive Officers"). This proposal, commonly known as a "say-on-pay" proposal, gives stockholders the opportunity to express their views on the Named Executive Officers' compensation. Accordingly, we will ask stockholders to vote "FOR" the following resolution at the Annual Meeting:

> "RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the Named Executive Officers, as disclosed in the Company's Proxy Statement for the 2012 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the June 30, 2012 Summary Compensation Table and the other related tables and disclosure."

The say-on-pay vote is advisory, and therefore not binding on the Company, the Compensation Committee or our Board. The Board and the Compensation Committee value the opinions of our stockholders and to the extent there is any significant vote against the Named Executive Officer compensation as disclosed in this proxy statement, we will consider our stockholders' concerns and the Compensation Committee will evaluate whether any actions are necessary to address those concerns.

The approval of this resolution requires the affirmative vote of a majority of the votes cast at the Annual Meeting. While this vote is required by law, it will neither be binding on the Company or the Board, nor will it create or imply any change in the fiduciary duties of, or impose any additional fiduciary duty on, the Company or the Board.

Recommendation

THE COMPANY'S BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ADVISORY RESOLUTION REGARDING THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS.

PROPOSAL THREE - RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has selected the firm of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2013, and has further directed that management submit the selection of the independent registered public accounting firm for ratification by the stockholders at the Annual Meeting. PricewaterhouseCoopers LLP has audited the Company's financial statements since 1993. A representative of PricewaterhouseCoopers LLP is expected to be present at the Annual Meeting to respond to appropriate questions, and will be given the opportunity to make a statement if he or she so desires.

Stockholder ratification of the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm is not required by law or the Company's bylaws or otherwise. However, the Board is submitting the selection of PricewaterhouseCoopers LLP to the stockholders for ratification as a matter of good corporate practice. In the event the stockholders fail to ratify the appointment, the Audit Committee of the Board will reconsider its selection. Even if the selection is ratified, the Audit Committee and the Board in their discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of the Company and its stockholders.

Independent Registered Public Accounting Firm Fees

The following table sets forth the aggregate fees billed or to be billed by PricewaterhouseCoopers LLP for the following services during fiscal 2012 and 2011:

	Fiscal 2012	Fiscal 2011
Audit fees	$ 714,865	$ 368,300
Audit-related fees	333,384	-
Tax fees	378,201	39,800
All other fees	2,600	-
Total	$ 1,429,050	$ 408,100

In the above table, "audit fees" are fees for professional services for the audit of the Company's financial statements included in its Annual Report on Form 10-K for the years ended June 30, 2012 and 2011, and review of financial statements included in its quarterly reports on Form 10-Q and for services that are normally provided in connection with statutory and regulatory filings. For 2012, audit fees included fees related to assistance with SEC comment letter responses and consultations in connection with the Company's worldwide collaboration and license agreement with Janssen Biotech, Inc. which it entered into in December 2011 (see Note 4 to the Company's audited financial statements included in its Annual Report on Form 10-K filed with the Securities and Exchange Commission for the fiscal year ended June 30, 2012). "Audit-related fees" represent fees for professional services for assurance and related services that are reasonably related to the performance of the audit or review of financial statements and that are not reported under the "audit fees" category. For 2012, audit-related fees included fees related to assistance with the Company's international taxes and transfer pricing accounting. "Tax fees" are fees for tax compliance, tax advice and tax planning. All fees described above were approved by the Audit Committee, pursuant to the pre-approved policy described below.

Pre-Approval Policy and Procedures

In accordance with the Audit Committee charter, the Audit Committee's policy is to pre-approve all audit and non-audit services provided by the independent registered public accounting firm, including the estimated fees and other terms of any such engagement. These services may include audit services, audit-related services, tax services and other services. Any pre-approval is detailed as to the particular service or category of services. The Audit Committee may elect to delegate pre-approval authority to one or more designated Committee members in accordance with its charter. The Audit Committee has delegated to Mr. Halvorson, as Chairman, the ability to pre-approve certain audit and non-audit services. The Audit Committee considers whether such audit or non-audit services are consistent with the SEC's rules on auditor independence. The Audit Committee has considered whether the provision of the services noted above is compatible with maintaining PricewaterhouseCoopers LLP's independence.

Vote Required and Board Recommendation

The affirmative vote of a majority of the votes present in person or represented by proxy and entitled to vote at the Annual Meeting is required to ratify the selection of PricewaterhouseCoopers LLP.

The Board recommends that the stockholders vote IN FAVOR OF the ratification of the selection of PricewaterhouseCoopers LLP to serve as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2013.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of August 31, 2012, by: (i) each stockholder who, based on publicly available records, is known by the Company to own beneficially more than five percent (5%) of the Company's Common Stock; (ii) each current director and director nominee; (iii) each executive officer named in the "Summary Compensation Table" below (the "Named Executive Officers"); and (iv) all current directors and executive officers of the Company as a group. The address for each director and executive officer listed in the table below is c/o: Pharmacyclics, Inc., 995 East Arques Avenue, Sunnyvale, California 94085.

	Beneficial Ownership (1)		
Name	**Outstanding Shares of Common Stock**	**Shares Issuable Pursuant to Options Vested and Exercisable Within 60 Days of August 31, 2012**	**Percent of Total Shares Outstanding**
Felix J. Baker and Julian C. Baker (2) *667 Madison Avenue, 21st Floor* *New York, NY 10065*	11,444,360	-	16.5%
T. Rowe Price Associates, Inc. (2) *100 E. Pratt Street* *Baltimore, MD 21202*	4,174,600	-	6.0%
Capital World Investors (2) *333 South Hope Street, 55th Floor* *Los Angeles, CA 90071*	4,015,000	-	5.8%
BlackRock, Inc. (3) *40 East 52nd Street* *New York, NY 10022*	3,566,186	-	5.1%
Robert W. Duggan (4)	13,994,492	-	20.1%
Robert F. Booth, Ph.D.	-	23,102	*
Roy C. Hardiman	-	23,326	*
Minesh P. Mehta, M.D.	-	9,141	*
David D. Smith, Ph.D.	2,000	168,243	*
Richard A. van den Broek	-	58,437	*
Eric H. Halvorson	1,000	1,487	*
Kenneth A. Clark	-	-	*
Mahkam Zanganeh, D.D.S., MBA	305,356	297,894	*
Rainer M. Erdtmann	26,048	291,500	*
Lori Kunkel, M.D.	1,000	25,000	*
Mark Asbury	-	62,500	*
All current executive officers, directors and director nominees as a group (26 persons)	14,396,848	2,335,355	23.3%

* Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Beneficial ownership also includes shares of stock subject to options which are vested and exercisable within sixty (60) days of the August 31, 2012 date of this table. Except as indicated by footnote, and subject to community property laws where applicable, to the knowledge of the Company, all persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such holders. The percentages of beneficial ownership are based on 69,546,146 shares of Common Stock outstanding as of August 31, 2012, adjusted as required by rules promulgated by the Commission. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on a given date, any shares which such person or persons has the right to acquire within sixty (60) days after such date are deemed to be outstanding, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2) Derived from a Form 13F filed August 14, 2012.

(3) Derived from a Form 13G filed on February 9, 2012.

(4) Derived from a Form 4 amendment filed in September 2012. Mr. Duggan disclaims beneficial ownership of 502,114 shares held in managed accounts, except to the extent of his pecuniary interest in those shares.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's directors and Section 16 officers, and persons who beneficially own more than 10% of a registered class of the Company's equity securities, to file with the Commission initial reports of beneficial ownership and reports of changes in beneficial ownership of Common Stock and other equity securities of the Company. Such officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file.

Based solely on its review of the copies of such forms furnished to the Company and written representations that no other reports were required, the Company believes that, during the period from July 1, 2011 to June 30, 2012, all officers, directors and beneficial owners of more than 10% of the outstanding Common Stock complied with all Section 16(a) requirements, with the exception of the following late filings: Robert W. Duggan was late filing one Form 4 relating to a transaction that occurred on March 5, 2012.

EXECUTIVE OFFICERS

Executive officers of the Company, and their ages, are as follows:

Name	Age	Position
Robert W. Duggan	68	Chairman of the Board and Chief Executive Officer
Mahkam (Maky) Zanganeh, D.D.S., MBA	42	Chief Operating Officer
Lori Kunkel, M.D.	55	Chief Medical Officer
David J. Loury, Ph.D.	56	Chief Scientific Officer
Paula Boultbee	54	Executive Vice President, Sales and Marketing
Joshua T. Brumm	34	Executive Vice President of Finance
Maria Fardis, Ph.D., MBA	45	Executive Vice President, Operations and Alliances
Heow Tan	53	Executive Vice President, Global Manufacturing, Technical Operations and Education
Cynthia Anderson	58	Vice President, Clinical Operations
Joseph J. Buggy, Ph.D.	45	Vice President, Research
Fong Clow, D.Sc.	55	Vice President, Biostatistics, Programming and Data Management
Rainer (Ramses) M. Erdtmann	49	Vice President, Investor Relations, Education and Training
Urte Gayko, Ph.D.	41	Vice President, Regulatory Affairs
Gregory W. Hemmi, Ph.D.	47	Vice President, Chemical Operations
Christine Huh	46	Vice President, Human Resources
Richard Love	51	Vice President, Legal and Secretary
Jesse McGreivy, M.D.	44	Vice President, Clinical Science
Scott Shearer, Ph.D.	47	Vice President, Global Quality

See section entitled "Business Experience of Directors" above, for a brief description of the business experience and educational background of Mr. Duggan.

Dr. Zanganeh has served as the Company's Chief Operating Officer since August 2012. Prior to being appointed Chief Operating Officer, Dr. Zanganeh served as the Company's Chief of Staff and Chief Business Officer(Dec 2011-July 2012). She was hired as Vice President, Business Development in August 2008. Prior joining Pharmacyclics , Dr. Zanganeh served as President Director General (2007-2008) for the French government initiative bio-cluster project in France, establishing alliances and developing small life science business regionally. From September 2003 to August 2008, Dr. Zanganeh served as Vice President of Business Development for Robert W. Duggan & Associates. Dr. Zanganeh also served as worldwide Vice President of Training & Education (2002-2003) and President Director General for Europe, Middle East and Africa (1998 - 2002) for Computer Motion Inc., the world initiator of medical robotics. Dr. Zanganeh received a DDS degree from Louis Pasteur University in Strasbourg, France and MBA from Schiller International University in France. She is fluent in French, German, Persian & English.

Dr. Kunkel has served as the Company's Chief Medical Officer since December 2011. From February 2009 to December 2011, as a principal of D2D, LLC, a consulting company that she founded, Dr. Kunkel was the acting Chief Medical Officer for ACT Biotech, Inc. and Syndax Pharmaceuticals, Inc. From January 2007 to January 2009, she served as Chief Medical Officer, Vice President of Clinical Development at Proteolix, Inc. and as Vice President, Clinical Development at Xencor, Inc. from August 2005 to January 2007. Prior to joining the international biotechnology industry in 1995, Dr. Kunkel spent ten years in academic/clinical medicine and served as a faculty member in the Division of Hematology/Oncology Bone Marrow transplant unit at University of California, Los Angeles. She has held executive positions in a variety of companies that have provided her extensive experience in developing and commercializing oncologic/immunologic therapies. Her areas of responsibilities have included clinical, regulatory, medical affairs and licensing. Dr. Kunkel holds a Bachelor of Arts in Biology from University of California, San Diego; a medical degree from University of Southern California. She is board certified in Internal Medicine and Oncology.

Dr. Loury has served as Vice President, Preclinical Sciences since May 2006 and as Chief Scientific Officer since February 2010. From April 2003 to May 2006, Dr. Loury served as Senior Director, Toxicology with Celera Genomics, a biotechnology company. From June 2001 to April 2003, he was employed by Essential Therapeutics, Inc., a pharmaceutical company, as Director, Pharmacology and Toxicology. From 1996 to 2001, Dr. Loury was employed by IntraBiotics Pharmaceuticals, Inc., most recently as Senior Director, Preclinical Development. From 1986 to 1996 he worked in a variety of toxicology positions with Syntex/Roche Bioscience. Dr. Loury received a Ph.D. in Pharmacology and Toxicology and a B.S. in Bio-Environmental Toxicology from the University of California, Davis and is a diplomate of the American Board of Toxicology.

Ms. Boultbee joined Pharmacyclics in April 2012 as Executive Vice President, Sales and Marketing. From September 2007 to April 2012, Ms. Boultbee was the President, Managing Director of MktRx, Inc., a marketing consulting firm focusing on strategic oncology marketing. From October 2003 to September 2007, Ms. Boultbee served as Executive Director, Global Marketing of Amgen, Inc. and from September 2000 to September 2003 she served as Brand Director, Global Oncology at Novartis AG. Ms. Boultbee is a Board Member of Isofol Medical AB and has a Nursing degree from Sweden. She is fluent in Swedish, Finnish, Italian and English.

Joshua T. Brumm joined Pharmacyclics as Executive Vice President of Finance in August 2012. From December 2009 through August 2012, Mr. Brumm held increasingly senior positions at ZELTIQ Aesthetics, Inc., most recently serving as Chief Financial Officer and Senior Vice President. From March 2009 to December 2009, Mr. Brumm served as Director of Finance at Proteolix, Inc., at which time it was acquired by Onyx Pharmaceuticals, and as a Healthcare Investment Banking Associate with Citigroup Global Markets, Inc. from June 2007 to March 2009. Prior to June 2007, he served as Chief Executive Officer and Founder of Nu-Ag Distribution, LLC from December 2002 to the company's sale in June 2007 and as a Healthcare Investment Banking Analyst at Morgan Stanley from May 2001 to August 2002. Mr. Brumm graduated summa cum laude and holds a B.B.A. from the University of Notre Dame.

Dr. Fardis joined Pharmacyclics as Vice President, Alliance and Global Project Management in December 2011 and was appointed Executive Vice President, Alliances and Operations in September 2012. Dr. Fardis joined Pharmacyclics in April 2011 as Senior Director of Global Project Management. Prior to joining the Company, from August 2001 to April 2012, Dr. Fardis held increasingly senior positions in Medicinal Chemistry and the project and portfolio management department at Gilead Sciences, Inc., most recently serving as Associate Director, Project and Portfolio Management. Dr. Fardis received her Ph.D. in Organic Chemistry from University of California Berkeley and her B.S. from the University of Illinois, Urbana- Champaign.

Mr. Tan joined Pharmacyclics in May 2012 as the Senior Vice President, Global Manufacturing and Technical Operations and was appointed Executive Vice President, Global Manufacturing, Technical Operations and Education in July 2012. From November 2010 to May 2012, Mr. Heow served as Senior Vice President, Technical Operations of PreCision Dermatology (a spun off company of Collegium Pharmaceutical). From January 2009 to May 2012, Mr. Heow also served as Senior Vice President, Technical Operations of Collegium and from October 2006 he served as Vice President, Technical Operations of Collegium. From April 1998 to September 2006, Mr. Heow held increasingly senior positions at Prasecis Pharmaceuticals, Inc., most recently serving as Vice President, Industrial Operations (Manufacturing) & Development. Mr. Heow holds a M.S. in Engineering from the Ohio State University and a MBA from Santa Clara University.

Ms. Anderson joined Pharmacyclics as Vice President, Clinical Operations, in December 2011. Prior to joining Pharmacyclics she served as clinical a consultant to several companies in the San Francisco Bay Area from April 2009 to December 2011. From April 2007 to March 2009 she served as Vice President at Proteolix, Inc. (acquired by Onyx Pharmaceuticals). Ms. Anderson holds a B.S. in Nursing from the University of Arizona.

Dr. Buggy has served as Vice President, Research since September 2007. From May 2006 to August 2007, Dr. Buggy served as Senior Director, Research at Pharmacyclics. From November 2001 to April 2006, he served as Director, Department of Biology at Celera Genomics, a biotechnology company. From June 1996 to October 2001, he was a staff scientist at AXYS Pharmaceuticals, Inc., a biotechnology company. Prior to that Dr. Buggy worked as a scientist at Bayer Corporation in West Haven, CT. Dr. Buggy received a Ph.D. in Molecular, Cellular, and Developmental Biology from Indiana University and a B.S. degree in Microbiology from the University of Pittsburgh.

Dr. Clow joined Pharmacyclics first as a consultant in April 2011, then as Executive Director, Biometrics in August 2011 and was appointed Vice President, Biostatistics, Programming, and Data Management in September 2012. From February 2008 to September 2011, Dr. Clow was a consultant for various biotech and pharmaceutical companies. From June 2007 to January 2008 she served as managing Director at Morningside Technology Advisory, LLC, a private equity and venture capital firm. From March 2005 to May 2007, Dr. Clow served as Senior Vice President of Development at Novacea, Inc. Dr. Clow received a B.S. from Wuhan University in Wuhan, China. She received a M. Sc. and a D. Sc. from Harvard University of Public Health.

Mr. Erdtmann served as Vice President, Finance and Administration and Corporate Secretary from February 2009 to September 2012 and currently serves as Vice President, Investor Relations, Education and Training. Since 2002, he served as a managing director of Oxygen Investments, LLC, a manager of equity and real estate funds that he co-founded in December 2002. Since 1992, Mr. Erdtmann has served as managing director of United Properties Immobilien & Anlagen GmbH, a German based real estate development company, where he was originally responsible for building up the organization and overseeing its finance division. From 1998 to 2001, as well as in 2007 and 2008, Mr. Erdtmann worked with Robert W. Duggan & Associates, a private money management company, of which Robert W. Duggan, the Company's Chairman and Chief Executive Officer, is principal. Mr. Erdtmann began his career in investment banking with Commerzbank in Frankfurt, Germany, and later joined Commerz International Capital Management as a portfolio manager for international clients. He graduated with distinction from the Westfaelische Wilhelms Universitaet in Muenster, majoring in finance and banking.

Dr. Gayko joined Pharmacyclics as Vice President, Regulatory Affairs in August 2012. From March 2008 to August 2012, Dr. Gayko served as Vice President of Regulatory and Clinical Affairs of Nodality Inc. From October 1999 to February 2008 she served as Director Global Regulatory Leader and Program Manager at Amgen Inc. Dr. Gayko received her B.S. and M.S. from Freie University Berlin, Germany and completed her Ph.D. research at Harvard University.

Dr. Hemmi has served as Vice President, Chemical Operations since May 2006. Dr. Hemmi served as Senior Director, Chemical Development from January 2001 to April 2006 and as Director, Chemical Development from December 1997 to December 2000. Other positions held at Pharmacyclics include Group Leader, Chemical Development from May 1995 to November 1997 and Scientist from June 1992 to April 1995. After graduating with a B.S. in Chemistry, Dr. Hemmi received a Ph.D. in 1992 from the University of Texas at Austin under the direction of Professor Jonathan L. Sessler.

Ms. Huh joined Pharmacyclics in November 2011 as Vice President, Human Resources. From January 2011 to November 2011, Ms. Huh served as a human resources consultant. From April 2010 to January 2011, she was Senior Director, Human Resources at Inquira, Inc., a software company, which was acquired by Oracle Corporation in July of 2011. From January 2009 to December 2009, Ms. Huh served as a human resources consultant. From January 2008 to October 2008, she served as Vice President, Human Resources of Molecular Insight Pharmaceuticals, Inc. From January 2004 to March 2007, Ms. Huh held increasingly senior positions at Myogen, Inc., most recently serving as Senior Director, Human Resources and Facilities. Ms. Huh received a B.S. in Psychology from University of California, Davis.

Mr. Love joined Pharmacyclics as Vice President, Legal in June 2012 and was appointed Secretary in September 2012. From October 2008 to May 2012, he held several positions working for the IPSEN Group, most recently in the position of Vice-President, Head of Patents, U.S.A. From March 2007 to October 2008, he served as Vice-President, Intellectual Property & Licensing at Tercica, Inc. From October 2004 to March 2007, he served as Senior Director, Intellectual Property & Licensing at Tercica. From August 2001 to October 2004, he served as Senior Director, Intellectual Property at InterMune, Inc. Prior to InterMune, from May 1993 to August 2001, he served as Patent Counsel at Genentech, Inc. Mr. Love holds a J.D. from Golden Gate University School of Law and a B.A. in Mathematics from Hamilton College.

Dr. McGreivy joined the Company in April 2012 as Senior Medical Director and was appointed Vice President Clinical Science in July of 2012. From August 2006 to April 2012, Dr. McGreivy served as Clinical Research Medical Director at Amgen, Inc. From July 2006 to July 2006, he was Associate Clinical Director at Hoffman-LaRoche Inc. Dr. McGreivy received a B.A. from University of California, Berkeley and medical degree from The Ohio State University. He completed an internal medicine internship and residency at the Georgetown University Hospital and, subsequently, a hematology/oncology fellowship at the Lombardi Cancer Center at Georgetown University Hospital. He is a board certified oncologist and has expertise in both solid tumors as well as malignant hematology.

Dr. Shearer joined Pharmacyclics as Vice President, Global Quality in June 2012. From May 2009 to May 2012, Dr. Shearer served as Senior Director of Quality at Teikoku Pharma USA. From December 2007 to April 2009, he served as Senior Director of Quality and Analytical Chemistry at Cerimon Pharmaceuticals. From August 1999 to October 2007, Dr. Shearer held positions of increasing responsibility with various Johnson & Johnson pharmaceutical companies, most recently serving as Director of Analytical Chemistry. Dr. Shearer received a B.A. degree in Chemistry from Kenyon College and a Ph.D. in Analytical Chemistry from the University of Vermont.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Overview

Our compensation programs are designed to attract and retain employees and to reward them for their contributions and efforts to help us achieve our short and long-term goals. The compensation programs are designed to be equitable while at the same time being competitive within the industry and geographical region for which we compete for talent and to link the rewards program to the performance of the stockholders return over the long-term.

The Compensation Committee of the Board is responsible for both developing and determining our executive compensation policies and plans and to oversee the overall compensation and benefit plans for the entire Company population. In addition, the Compensation Committee determines the compensation to be paid to the key executives. The Compensation Committee may delegate any of its duties and responsibilities, including the administration of equity incentives or employee benefit plans, to one or more of its members, to one or more other directors, or to one or more other persons, unless otherwise prohibited by applicable laws or listing standards.

Compensation Philosophy and Objectives

The Compensation Committee considers the ultimate objective of an executive compensation program to be the creation of stockholder value. To achieve that objective, our executive compensation program is tied to our financial performance by aligning the interests of our employees with the interests of our stockholders and having our employees share the risks and rewards of our business. Our executive compensation program is based on:

<u>Competitiveness</u>: For 2012, the Compensation Committee reviewed the competitive positioning of base pay and equity of similar jobs in our comparator group of companies, utilizing the Radford Global Life Sciences Survey, within the peer group from the biotechnology and pharmaceutical industry based on similarity to us in terms of industry focus, stage of development, pharmaceutical assets, and the geographical location of the talent pool with which we compete. In addition, for our executive officers, the market data for the peer group was drawn from publically available documents such as proxy statements. Included in the review was the analysis of each executive officer's base pay and equity in comparison to the 50th percentile of market based pay, which is the desired base pay positioning for our executive officers. The Compensation Committee designs compensation packages for our executive officers that include both cash and stock-based compensation (the latter vesting over time) tied to an individual's experience and performance and the Company's achievement of certain short-term and long-term goals.

<u>Performance</u>: Individual executive performance of corporate and departmental goals is a direct factor in the design and administration of the base salary and equity plan. Each executive officer is evaluated against annual goal attainment, which is reviewed by the Compensation Committee. Vesting of performance-based options for executive officers depends on their attainment of key corporate and departmental goals.

<u>Ownership</u>: One of the cornerstones of our compensation philosophy is ensuring that all employees have ownership in the Company. For executive officers, the compensation will be guided by an at or below market salary component and an at or above market equity component. Executive officers have the potential to gain meaningful equity rewards with their contribution to the corporate success and achievement of defined goals.

We used the combined results of these two sources and the collective experience of the members of our Compensation Committee and executive management to establish our overall compensation practices.

The Compensation Committee has not historically retained a compensation consultant in connection with its compensation decisions and did not utilize a consultant in establishing 2012 executive compensation.

Risk Assessment of the Company's Compensation Policies

Our Compensation Committee has reviewed our compensation policies as generally applicable to our executive officers and employees and believes that our policies do not encourage excessive and unnecessary risk-taking, and that the level of risk that they do encourage is not reasonably likely to have a material adverse effect on the Company. In making this determination, our Compensation Committee considered the following: (i) the Company's compensation programs are discretionary, balanced and focused on the long term; (ii) goals and objectives of the Company's compensation programs reflect a balanced mix of quantitative and qualitative performance measures to avoid excessive weight on a single performance measure; (iii) we grant equity based awards with time-based vesting and performance-based vesting, both of which encourage participants to look to long-term appreciation in equity values; and (iv) the Company's approach to compensation practices and policies applicable to employees throughout the Company is consistent with that followed for its executive officers.

Say-on-Pay

In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act, Pharamacyclics held a non-binding stockholder vote in December 2011 on its fiscal year 2011 executive compensation practices. The Compensation Committee, while not bound to act on a negative vote, carefully considers the opinions of its stockholders in making compensation decisions. The 2011 vote to approve fiscal year 2011 executive compensation passed with 48,616,682 votes for, 165,166 votes against, 57,771 abstaining, and 9,891,895 broker non-votes. In alignment with our philosophy on stockholder say-on-pay, and with the results of the say-on-pay frequency vote held in 2011, we will continue to hold non–binding shareholder say-on-pay votes annually.

Compensation Components

Our Compensation Committee relies on experience with other companies in our industry and, with respect to our executive officers, third party industry compensation surveys and internally generated comparisons of a number of elements to total compensation against peer group companies, to determine the portion of our employees' compensation to be based on base salary and performance-based equity awards. The Compensation Committee determined that a larger portion of our executive officers' compensation should be based on Company and individual performance. Consistent with our compensation philosophy, we have structured each element of our compensation program as described below.

Base Salary

We determine our executive officer salaries based on job responsibilities and individual experience, and we annually benchmark the amount we pay against comparable competitive market compensation for similar positions within our peer group and industry. Specifically, we utilize information obtained from our comparison of peer group compensation data and the annual Radford Global Life Sciences Survey. Our Compensation Committee reviews the salaries of our executive officers annually, and our Compensation Committee grants increases in salaries based on individual performance during the prior calendar year as well as from our Compensation Committee's and management's experience and general employment market conditions for our industry.

We design our base pay to provide the essential reward for an employee's work. Once base pay levels are determined, increases in base pay are provided to recognize an employee's specific performance achievements and contributions.

Equity Compensation

We utilize equity-based compensation, primarily time-based stock options and performance-based stock options, to ensure that we have the ability to retain personnel over a longer period of time and to provide employees with a form of reward that aligns the employee interests with those of our stockholders. The vesting provisions of our employee stock options provide the necessary long-term incentive to our personnel as they work on multi-year drug development and commercialization programs. Employees whose skills and results we deem to be critical to our long-term success are eligible to receive higher levels of equity-based compensation.

We award equity compensation to our executive officers and all regular full-time employees under the 2004 Stock Equity Incentive Plan based on performance and on guidelines related to each employee's position in the Company, respectively. We determine our stock option guidelines based on information derived from our Compensation Committee's and management's experience and, with respect to our executive officers, an internally generated comparison of companies and third party survey of companies in our industry. Specifically, we utilize the results of our comparison of peer group compensation data and the annual Radford Global Life Sciences Survey to modify and adjust our stock option guidelines. We typically base awards to newly hired employees on these guidelines and we base our award decisions for continuing employees on these guidelines as well as an employee's performance for the prior fiscal year and competitive market factors in our industry.

Our time-based stock option awards typically vest over a four-year period subject to the employee's continued service. Typically, twenty-five percent (25%) of the shares vest on the first anniversary of the option award, with the remaining shares vesting monthly in equal amounts over the following 36 months. In other circumstances, the shares vest in yearly installments over a period of 4 years beginning on the date of grant. We believe this vesting arrangement encourages our employees to continue service for a longer period of time and remain focused on our multi-year long-term drug development and commercialization programs. In addition, the vesting of certain of the options granted to executive officers are subject to the satisfaction of performance criteria established for such executive as determined by the Compensation Committee after reviewing the performance reports.

Timing of Equity Awards

Historically, our Compensation Committee has made award decisions at least annually and often at various times during each year.

For awards with performance-based vesting, at the end of the performance period, the Compensation Committee evaluates each executive's performance against the performance criteria established for such period.

Allocation of Equity Compensation

In fiscal 2012, we granted stock options to purchase 3,245,492 shares of our Common Stock, of which stock options to purchase a total of 1,515,000 shares were awarded to current executive officers and two former executive officers, representing 46.7% of all awards in 2012. Our Compensation Committee does not apply a formula for allocating stock options to executive officers. Instead, our Compensation Committee considers the role and responsibilities of the executive officers, competitive factors, the non-equity compensation received by the executive officers and the total number of options to be granted in the fiscal year.

Type of Equity Awards

Under our 2004 Equity Incentive Award Plan, we may issue incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and non-statutory stock options, stock appreciation rights, restricted stock, restricted stock units, performance units and performance shares to our employees, directors and consultants. Historically, our equity compensation awards have primarily consisted of incentive and non-qualified stock options.

Cash Bonuses

From time to time, we may pay cash bonuses to employees upon the successful completion of certain projects and we may also pay sign-on bonuses to aid in recruiting certain key employees.

Benefits

Core benefits, such as our basic health benefits and life insurance programs, are designed to provide support to employees and their families and to be competitive with other companies in our industry.

Retirement Savings Plan

We maintain a 401(k) Plan that is a defined contribution plan intended to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended. In fiscal 2012, we matched 50% of all participant contributions up to a maximum of $1,500 per employee. We do not maintain a defined benefit pension plan or a nonqualified deferred compensation plan.

Change in Control Arrangements

Our 2004 Equity Incentive Award Plan provides that 50% of all unvested options shall become fully vested upon a change in control of the Company. The plan further provides that if the employee's employment is terminated within twelve (12) months of a change in control, the remaining balance of unvested options shall become fully vested.

Severance Agreements

We have entered into a severance agreement with David Loury, Chief Scientific Officer which provides for payment of one year's base salary upon the involuntary termination of employment, provided such termination is not for cause, as defined in the agreement.

We do not have a severance or other employment agreement with any other executive officer.

CEO Compensation

To date, Robert W. Duggan, our Chief Executive Officer, has declined to receive any compensation, whether cash, stock or options. As such, the Compensation Committee has not analyzed compensation packages paid to similarly situated Chief Executive Officers or completed an analysis of all employees compared to the Chief Executive Officer. Mr. Duggan is our largest stockholder.

Compensation Process

The Compensation Committee reviews and approves the salaries and incentive compensation of our executive officers and the entire Company's population, including all new hire grants to employees, subject to limited grants of stock options by our Chief Executive Officer pursuant to authority granted to him by the Compensation Committee. Our Chief Executive Officer from time to time attends the meetings of the Compensation Committee. In rendering its decisions, the Compensation Committee considers the recommendations of the Chief Executive Officer. The Compensation Committee reviews the performance of the executive officers annually.

Our Compensation Committee also works with our Chief Executive Officer and Executive Vice President of Finance in evaluating the financial and retention implications of our various compensation programs.

Effect of Accounting and Tax Treatment on Compensation Decisions

We consider the anticipated accounting and tax implications to us and our executive officers of our compensation programs. Prior to 2006, the primary form of equity compensation that we awarded consisted of incentive and non-qualified stock options due to favorable accounting and tax treatment and the expectation among employees in our industry that they would be compensated through stock options. Beginning in 2006, the accounting treatment for stock options changed as a result of Financial Accounting Standards No. FAS 123R, or FAS 123(R), *Share-Based Payment*, as codified in FASB ASC topic 718, *Compensation—Stock Compensation,* or ASC 718, potentially making the accounting treatment of stock options less attractive. As a result, we assessed the desirability of various alternatives to stock options but determined to continue to grant stock options as the primary form of equity compensation.

Section 162(m) of the Internal Revenue Code, enacted in 1993, generally disallows a tax deduction to publicly held companies for compensation exceeding $1 million paid to certain of the corporation's executive officers. The limitation applies only to compensation that is not considered to be performance-based. The non-performance-based compensation to be paid to our executive officers for the 2012 fiscal year did not exceed the $1 million limit per officer, nor is it expected that the non-performance-based compensation to be paid to our executive officers for fiscal 2013 will exceed that limit. The 2004 Equity Incentive Award Plan is structured so that any compensation deemed paid to an executive officer in connection with the exercise of options granted under that plan with an exercise price equal to the fair market value of the option shares on the grant date will qualify as performance-based compensation, which will not be subject to the $1 million limitation. Because it is very unlikely that the cash compensation payable to any of our executive officers in the foreseeable future will approach the $1 million limit, the Compensation Committee has decided at this time not to take any other action to limit or restructure the elements of cash compensation payable to our executive officers. The Compensation Committee will reconsider this decision should the individual compensation of any executive officer approach the $1 million level.

COMPENSATION COMMITTEE REPORT

The information contained in this report shall not be deemed to be "soliciting material" or "filed" with the SEC or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based on this review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

COMPENSATION COMMITTEE OF THE
BOARD OF DIRECTORS

Richard van den Broek
Robert Booth, Ph.D.
David Smith, Ph.D.

Summary Compensation Table

The following table sets forth all compensation awarded to, paid or earned by the following type of executive officers for each of the Company's last three completed fiscal years: (i) individuals who served as, or acted in the capacity of, the Company's principal executive officer or principal financial officer for the fiscal year ended June 30, 2012; (ii) the Company's three most highly compensated executive officers, other than the principal executive officer or principal financial officer, who were serving as executive officers at the end of the fiscal year ended June 30, 2012; and (iii) up to two additional individuals for whom disclosure would have been provided but for the fact that the individual was not serving as an executive officer of the Company at the end of the fiscal year ended June 30, 2012 (of which there were none). We refer to these individuals collectively as our named executive officers.

Name and Principal Position	Fiscal Year	Salary(1) ($)	Bonus ($)	Option Awards(2) ($)	All Other Compensation ($)	Total ($)
Robert W. Duggan, Chairman and Chief Executive Officer (3)	2012	-	-	-	-	-
	2011	-	-	-	-	-
	2010	-	-	-	-	-
Mahkam Zanganeh, D.D.S., MBA, Chief of Staff & Vice President, Business Development	2012	359,773	6,456	84,466 (4)	59,181 (5)	509,876
	2011	267,422	-	721,310 (4)	36,500 (5)	1,025,232
Rainer M. Erdtmann, Vice President, Investor Relations, Education and Training(6)	2012	241,862	5,889	-	1,500 (7)	249,250
	2011	229,430	-	530,303 (4)	1,500 (7)	761,233
Lori Kunkel, M.D. Chief Medical Officer(8)	2012	248,769	3,000	256,115	12,450 (10)	520,334
Mark Asbury Former Vice President and General Counsel(9)	2012	279,598	4,362	551,250 (4)	1,500 (7)	836,710

(1) Includes amounts earned but deferred at the election of the Named Executive Officer, such as salary deferrals under the Company's 401(k) plan.

(2) The Company's share-based compensation program includes incentive and non-statutory stock options. The amounts set forth under this column represent the aggregate grant date fair value of stock options granted in each fiscal year for financial reporting purposes under Statement of Financial Accounting Standards ASC Topic 718, "Stock Compensation," disregarding the estimate of forfeitures. The Company's methodology, including its underlying estimates and assumptions used in calculating these values, is set forth in Note 7 to its audited financial statements included in its Annual Report on Form 10-K filed with the Securities and Exchange Commission for the fiscal year ended June 30, 2012. In the fiscal year ended June 30, 2012, certain executive officers of the Company were granted performance based options by the Company's Compensation Committee under the 2004 Plan, however, since performance criteria have not yet been set for certain tranches of these options, the fair value of such tranches is zero.

(3) Mr. Duggan has declined any compensation from the Company. Mr. Duggan became the Company's Interim Chief Executive Officer on September 10, 2008 and became the Company's Chief Executive Officer on February 12, 2009.

(4) The amount shown includes the portion of awards with performance-based vesting conditions for which the established performance conditions were established during the year. The grant date fair value was calculated using the probable outcome of the established performance conditions which approximated the highest level of achievement.

(5) Consists of payments by the Company for Dr. Zanganeh's local housing and related costs.

(6) Mr. Erdtmann was the Company's Principal Financial Officer and Vice President, Finance and Administration and Secretary until September 2012.

(7) Consists of the Company's matching contribution under its 401(k) plan.

(8) Dr. Kunkel joined the Company on December 1, 2011.

(9) Mr. Asbury resigned as the Company's Vice President and General Counsel in July 2012.

(10) Consists of Dr. Kunkel's local transportation costs and the Company's matching contribution under its 401(k) plan.

Grants of Plan-Based Awards

The following table provides information on the grants of awards made to each named executive officer during the fiscal year ended June 30, 2012 under the 2004 Plan.

Name	Grant Date	Date of Compensation Committee action to grant awards with performance conditions [(1)]	Estimated future payouts under non-equity incentive plan awards			Estimated future payouts under equity incentive plan awards			All other stock awards: number of shares of stock or units	All other option awards: number of securities underlying options	Exercise or base price of option awards ($)	Grant date fair value of stock and option awards[(4)] ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold	Target	Maximum				
Robert W. Duggan			-	-	-	-	-	-	-	-	-	-
Mahkam Zanganeh, D.D.S., MBA	12/1/2011	12/1/2011	-	-	-	-	8,333[(2)]	8,333[(2)]	-	-	14.92	84,466
Rainer M. Erdtmann			-	-	-	-	-	-	-	-	-	-
Lori Kunkel, M.D.	12/1/2011	12/1/2011	-	-	-	-	-	-	-	-	14.92	256,115
Mark Asbury	7/1/2011	7/1/2011	-	-	-	-	62,500[(3)]	62,500[(3)]	-	-	10.58	551,250

(1) The exercise price for options with performance conditions is the closing market price of the Company's Common Stock on the date the Compensation Committee took formal action to grant the options. The accounting grant date is deemed the date annual performance conditions were established and communicated, at which time the options were considered granted under ASC 718.

(2) The amounts shown reflect performance-based stock options granted to and earned by Dr. Zanganeh during fiscal year 2012.

(3) The amounts shown reflect estimated payouts of performance-based stock options for the first year of the four-year performance period beginning in fiscal year 2012.

(4) The Company's share-based compensation program includes incentive and non-statutory stock options. The amounts set forth under this column represent the aggregate grant date fair value of stock options granted in each fiscal year for financial reporting purposes under Statement of Financial Accounting Standards ASC Topic 718, "Stock Compensation," disregarding the estimate of forfeitures. The Company's methodology, including its underlying estimates and assumptions used in calculating these values, is set forth in Note 7 to its audited financial statements included in its Annual Report on Form 10-K filed with the Securities and Exchange Commission for the fiscal year ended June 30, 2012.

Outstanding Equity Awards at 2012 Fiscal Year-End

The following table provides information on the holdings of stock options by the named executives at June 30, 2012. Each option grant is shown separately for each named executive.

	Option Awards				
Name	Number of securities underlying unexercised options - exercisable	Number of securities underlying unexercised options - unexercisable	Equity incentive plan awards: number of securities underlying unexercised unearned options	Option exercise price $	Option expiration date
Robert W. Duggan	-	-	-	-	-
Mahkam Zanganeh, D.D.S., MBA	84,770[(1)]			2.30	9/10/2018
	92,500[(2)]		37,500	0.75	3/3/2019
	75,000[(3)]		75,000	7.19	4/11/2020
	10,000[(4)]			6.75	6/2/2020
	30,000[(5)]			7.69	10/13/2020
	10,000[(6)]			7.48	10/14/2020
	25,000[(7)]			5.81	12/13/2020
	8,333[(8)]		91,667	14.92	12/1/2021
Rainer M. Erdtmann	250,000[(9)]		50,000	0.91	2/5/2019
	25,000[(3)]		25,000	7.19	4/11/2020
	28,684[(5)]	1,316		7.69	10/13/2020
	3,000[(6)]			7.48	10/14/2020
	-	-	20,000[(10)]	15.63	12/2/2021
Lori Kunkel, M.D.	25,000[(11)]	-	275,000	14.92	12/1/2021
Mark Asbury	-	62,500[(12)]	187,500	10.58	7/1/2021
	-	-	5,000[(10)]	15.63	12/2/2021

(1) Option vests in forty-eight (48) equal installments beginning on the date of grant (September 10, 2008).

(2) Option vests in four equal annual installments beginning March 3, 2010, subject to the satisfaction of certain performance criteria with respect to each annual period.

(3) Option vests in four equal annual installments beginning April 11, 2011, subject to the satisfaction of certain performance criteria with respect to each annual period.

(4) Option vests in forty-eight (48) equal installments beginning on the date of grant (June 2, 1010).

(5) Option vests in forty-eight (48) equal installments beginning on the date of grant (October 13, 2010).

(6) Option vests in forty-eight (48) equal installments beginning on the date of grant (October 14, 2010).

(7) Option vests in forty-eight (48) equal installments beginning on the date of grant (December 13, 2010).

(8) Option vests 4/48 on April 11, 2012 and 11/48 on each of April 11, 2013, April 11, 2014, April 11, 2015 and April 11, 2016, subject to satisfaction of certain performance criteria with respect to each vesting period.

(9) Option vests as follows: 50,000 shares subject to the option will vest on February 5, 2010 and the remaining shares will vest subject to the attainment of certain corporate events. Such vesting is subject to Mr. Erdtmann's continued employment or service relationship with the Company on each of the vesting dates.

(10) Option vests 25% on each of April 11, 2013, April 11, 2014, April 11, 2015 and April 11, 2016, subject to satisfaction of certain performance criteria with respect to each vesting period.

(11) Option vests 4/48 on April 11, 2012, the remainder vests proportionately on each of April 11, 2013, April 11, 2014 and April 11, 2015. The options vesting on each of April 11, 2013, April 11, 2014 and April 11, 2015 are subject to satisfaction of certain performance criteria with respect to each such period.

(12) Option vests in four equal annual installments beginning July 1, 2012, subject to the satisfaction of certain performance criteria with respect to each annual period.

Option Exercises

The following table sets forth the number of shares acquired and the value realized upon exercise of stock options during fiscal 2012 by each of our named executive officers.

	Option Awards	
Name	**Number of shares acquired on exercise**	**Value realized on exercise [(1)] $**
Robert W. Duggan	-	-
Mahkam Zanganeh, D.D.S., MBA	-	-
Rainer M. Erdtmann	-	-
Lori Kunkel, M.D.	-	-
Mark Asbury	-	-

(1) Value realized on exercise is based on the fair market value of our common stock on the date of exercise minus the exercise price and does not necessarily reflect proceeds actually received by the named executive officer.

DIRECTOR COMPENSATION

Cash Compensation

Until December 15, 2011, each non-employee director received $7,500 per quarter for each regularly scheduled Board meeting attended and $500 for each Board committee meeting attended. Each committee chairman received $1,000 for each Board committee meeting attended. Additionally, the Company has a Clinical Review Committee that consists of Drs. Smith and Mehta. Compensation for each of the members of this committee is $2,500 per quarter. Board members may elect to receive their compensation in the form of fully vested non-qualified stock options with a face value equal to three (3) times the amount of cash compensation earned.

In October 2011, the Board approved a director's compensation plan commencing with the Annual Meeting on December 15, 2011 under which each non-employee director will receive a $16,000 annual retainer for participation on the Board, payable in quarterly installments. Each non-employee director will receive $3,000 for each scheduled Board meeting attended in person, as well as $500 for each Board meeting attended via telephone and for each Board committee meeting attended in person or via telephone. The Chairman of the Audit Committee and each member of the Audit Committee will receive annual payments of $4,000 and $2,000, respectively, payable in quarterly installments. The Chairman of each of the Compensation Committee and NCG Committee will receive annual payments of $2,000, payable in quarterly installments, and each other member of the Compensation Committee and NCG Committee will receive annual payments of $1,000, payable in quarterly installments. Board members may elect to receive their compensation in the form of fully vested non-qualified stock options with a face value equal to three (3) times the amount of cash compensation earned.

Equity Compensation

Each non-employee director currently receives an automatic option grant to purchase 15,000 shares on the day they become a member of the Board with an exercise price of one hundred percent (100%) of the fair market value on the date of grant ("Initial Option"). Each non-employee director of the Company receives an annual automatic grant on the day of the Company's Annual Meeting of a non-qualified stock option to purchase 7,500 shares with an exercise price of one hundred (100%) of the fair market value on the date of grant ("Annual Replenishment Option"), provided that the director has served as a director for at least the six (6) months prior to the Annual Meeting.

All director option grants are nonstatutory stock options subject to the terms and conditions of the 2004 Plan. Each Initial Option vests in equal annual installments over (5) years from the date of grant, and each Annual Replenishment Option vests in equal monthly installments over twelve (12) months from the date of grant. Furthermore, Initial Options and Annual Replenishment Options vest only during the option holder's service as a Board member; provided however, that the Compensation Committee has the power to accelerate the time during which an option granted to a director may vest.

Initial Options and Annual Replenishment Options terminate upon the earlier of (i) ten (10) years after the date of grant or (ii) thirty-six (36) months after the date of termination of the option holder's service as a Board member.

The following table sets forth the compensation earned or awarded to the Company's non-employee directors during the fiscal year ended June 30, 2012.

Current Directors:	Fees Earned or Paid in Cash (1) ($)	Option Awards (2) ($)	Total ($)
Robert W. Duggan	-	-	-
Robert F. Booth, Ph.D.	-	140,907	140,907
Minesh P. Mehta, M.D.	10,375	114,221	124,596
David D. Smith, Ph.D. (3)	-	162,464	162,464
Richard A. van den Broek	-	161,833	161,833
Eric H. Halvorson	-	186,062	186,062
Former Director:			
Gwen A. Fyfe, M.D. (4)	-	41,174	41,174
Director Not Standing for Reelection:			
Roy C. Hardiman	-	143,647	143,647

(1) See the section entitled "Director Compensation - Cash Compensation", above, for a description of the cash compensation program for the Company's non-employee directors during the fiscal year ended June 30, 2012. Amounts earned in one year and paid in the following year are, for purposes on this table only, accounted for in the year earned. Includes fees with respect to which directors elected to receive option shares in lieu of such fees. The following directors received option shares in the amounts set forth below in lieu of the fees set forth below (includes fees forgone earned in the fourth quarter of fiscal 2012 where the related options were granted the first day of fiscal 2013):

Current Directors:	Fees Forgone ($)	Option Shares Received in Lieu Of Cash
Robert W. Duggan	-	-
Robert F. Booth, Ph.D.	32,650	12,483
Minesh P. Mehta, M.D.	19,771	10,490
David D. Smith, Ph.D.	43,193	14,507
Richard A. van den Broek	42,843	14,260
Eric H. Halvorson	18,831	16,487
Former Director:		
Gwen A. Fyfe, M.D.	20,000	4,649
Director Not Standing for Reelection:		
Roy C. Hardiman	33,969	12,707

(2) The amounts set forth under this column represent the aggregate grant date fair value of stock options granted in each fiscal year for financial reporting purposes under Statement of Financial Accounting Standards ASC Topic 718, "Stock Compensation," disregarding the estimate of forfeitures. The Company's methodology, including its underlying estimates and assumptions used in calculating these values, is set forth in Note 7 to its audited financial statements included in its Annual Report on Form 10-K filed with the Securities and Exchange Commission for the fiscal year ended June 30, 2012. See the section entitled "Director Compensation - Equity Compensation", above, for a description of the Company's cash compensation policy for non-employee directors and the specific terms of the stock options granted to the Company's non-employee directors during the fiscal year ended June 30, 2012. The grant date fair value of option awards earned in fiscal year 2012 and the total options outstanding are as follows:

Current Directors:	Grant Date	Grant Date Fair Value	Options Outstanding at 6/30/12
Robert F. Booth, Ph.D.	10/3/11	$ 15,401	
	12/15/11	73,565	
	1/3/12	18,128	
	4/2/12	15,478	
	7/2/12	18,335	
		$ 140,907	47,912
Eric Halvorson, J.D.	12/15/11	$ 147,130	
	1/3/12	1,530	
	4/2/12	15,942	
	7/2/12	21,460	
		$ 186,062	15,972
Minesh P. Mehta, M.D.	10/3/11	$ 8,718	
	12/15/11	73,565	
	1/3/12	10,056	
	4/2/12	13,214	
	7/2/12	8,668	
		$ 114,221	12,183
David D. Smith, Ph.D.	10/3/11	$ 22,587	
	12/15/11	73,565	
	1/3/12	25,631	
	4/2/12	22,888	
	7/2/12	17,793	
		$ 162,464	171,066
Richard A. van den Broek	10/3/11	$ 21,558	
	12/15/11	73,565	
	1/3/12	24,897	
	4/2/12	20,353	
	7/2/12	21,460	
		$ 161,833	81,172
Former Director:			
Gwen A. Fyfe, M.D.	10/3/11	$ 20,535	
	1/3/12	20,639	
		$ 41,174	107,143
Director Not Standing for Reelection:			
Roy C. Hardiman	10/3/11	$ 15,401	
	12/15/11	73,565	
	1/3/12	20,288	
	4/2/12	15,516	
	7/2/12	18,877	
		$ 143,647	48,123

There were no options that were repriced or otherwise materially modified during fiscal year 2012.

(3) Prior to his appointment to the Audit Committee or the Compensation Committee, Dr. Smith also was granted options in August 2010 to purchase 1,100 shares of the Company's common stock, valued as of the grant date at less than $8,000, in connection with consulting services provided in fiscal 2010.

(4) During the years ended June 30, 2012, 2011 and 2010, the Company paid Dr. Gwen Fyfe, a former member of our Board of Directors, approximately $89,000, $490,000 and $97,000, respectively, for consulting services under a Consulting Agreement entered into prior to Dr. Fyfe joining our Board in December 2010. In November 2011, we entered into an amendment (the "Amendment") to our Consulting Agreement with Dr. Fyfe. The Amendment provided that Dr. Fyfe would receive a lump sum of $50,000 and that she will continue to provide limited consulting services to us for a period of two years. In addition, the options to purchase 330,000 shares of our common stock previously granted to Dr. Fyfe in connection with her consulting services continued to vest through November 30, 2011 and shall remain exercisable for a period of two years following the date of the Amendment. Dr. Fyfe did not stand for reelection at our December 15, 2011 Annual Meeting of Stockholders. Options granted to Dr. Fyfe upon her initial election to the Board continued to vest through December 15, 2011; all such vested options and all additional options received by Dr. Fyfe in connection with her Board service shall remain exercisable for a period of three years from this date. Payment of the $50,000 lump sum occurred in November 2011. On January 3, 2012, Dr. Fyfe received an option grant as payment for Board meetings attended by her during the second fiscal quarter of 2012, prior to her not standing for re-election at the 2011 Annual Meeting of Stockholders.

Securities Authorized For Issuance Under Equity Compensation Plans

The table below shows, as of June 30, 2012, information for all equity compensation plans previously approved by stockholders and for all compensation plans not previously approved by stockholders.

Plan Category	**Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)**	**Weighted-average exercise price of outstanding options, warrants and rights (b)**	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) (1)**
Equity compensation plans approved by security holders (2)	7,730,613	$9.11	4,076,460
Equity compensation plans not approved by security holders	-	-	-
Total	7,730,613	$9.11	4,076,460

(1) Includes approximately 451,824 shares issuable under the Company's Employee Stock Purchase Plan.

(2) Includes our:

- 2004 Equity Incentive Award Plan
- 1995 Stock Option Plan
- Employee Stock Purchase Plan

BOARD AUDIT COMMITTEE REPORT*

The Audit Committee of the Board is comprised of three (3) independent directors (as defined in Rule 4200(a)(15) of the Nasdaq Marketplace Rules listing standards) and operates under a written charter adopted by the Board.

The Audit Committee oversees the Company's financial reporting process on behalf of the Board. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal control. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed the audited financial statements in the Annual Report on Form 10-K for the year ended June 30, 2012 with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Audit Committee reviewed with the independent registered public accounting firm, who are responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States of America, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards, including Statement of Accounting Standard 61, as amended (AICPA, Professional Standards Vol. 1 AU Section 380), as adopted by the Public Company Oversight Board in Rule 3200T. In addition, the Audit Committee has received the written disclosures and the letter from the independent accountant required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with the independent accountant the independent accountant's independence.

The Audit Committee discussed with the Company's independent registered public accounting firm the overall scope and plans for their audit. The Audit Committee meets with the independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussion referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in the Annual Report on Form 10-K for the year ended June 30, 2012 for filing with the SEC. The Audit Committee has also recommended, subject to stockholder ratification, the retention of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm.

Eric H. Halvorson (chairman)
Roy C. Hardiman
Richard A. van den Broek

* The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of the Company under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee currently consists of Richard van den Broek, Robert F. Booth, Ph.D. and David D. Smith, Ph.D. None of the members of our Compensation Committee during 2012 is currently or has been, at any time since our formation, one of our officers or employees. During 2012, no executive officer served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board or our Compensation Committee. None of the members of our Compensation Committee during 2012 currently has or has had any relationship or transaction with a related person requiring disclosure pursuant to Item 404 of Regulation S-K.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Retention of Wilson Sonsini Goodrich & Rosati. Kenneth A. Clark, a nominee for election to the Board, is a member of the law firm of Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California ("WSGR"). During the fiscal year ended June 30, 2012, the Company retained WSGR as legal counsel for various matters, including the negotiation of the Company's worldwide collaboration and license agreement with Janssen Biotech, Inc. which the Company entered into in December 2011, and the prosecution of the Company's patent estate. The Company continues to retain WSGR with respect to these and other matters. The aggregate legal fees paid to WSGR for the fiscal year ended June 30, 2012 and for the current fiscal year were approximately $3,050,000.

Consulting Agreement with Dr. Gwen Fyfe. During the year ended June 30, 2012, the Company paid Dr. Gwen Fyfe, a former member of our Board of Directors, approximately $89,000 for consulting services under a Consulting Agreement entered into prior to Dr. Fyfe joining our Board in December 2010. In November 2011, we entered into an amendment (the "Amendment") to our Consulting Agreement with Dr. Fyfe. The Amendment provided that Dr. Fyfe would receive a lump sum of $50,000 and that she will continue to provide limited consulting services to us for a period of two years. In addition, the options to purchase 330,000 shares of our common stock previously granted to Dr. Fyfe in connection with her consulting services continued to vest through November 30, 2011 and shall remain exercisable for a period of two years following the date of the Amendment. Dr. Fyfe did not stand for reelection at our December 15, 2011 Annual Meeting of Stockholders. Options granted to Dr. Fyfe upon her initial election to the Board continued to vest through December 15, 2011; all such vested options and all additional options received by Dr. Fyfe in connection with her Board service shall remain exercisable for a period of three years from this date. Payment of the $50,000 lump sum occurred in November 2011. On January 3, 2012, Dr. Fyfe received an option grant as payment for Board meetings attended by her during the second fiscal quarter of 2012, prior to her not standing for re-election at the 2011 Annual Meeting of Stockholders.

The Audit Committee is charged with the review and approval of all related party transactions involving the Company. The Audit Committee acts pursuant to a written charter that has been adopted by the Board. The policy provides that the Audit Committee reviews certain transactions subject to the policy and decides whether or not to approve or ratify those transactions. In doing so, the Audit Committee determines whether the transaction is in the best interests of the Company.

ANNUAL REPORT

A copy of the Company's Annual Report for the year ended June 30, 2012 has been included with this Proxy Statement to all stockholders entitled to notice of and to vote at the Annual Meeting. The Annual Report is not incorporated into this Proxy Statement and is not considered proxy-soliciting material.

FORM 10-K

The Company filed an Annual Report on Form 10-K for the year ended June 30, 2012 with the Securities and Exchange Commission. A copy of the Form 10-K has been included with this Proxy Statement to all stockholders entitled to notice of and to vote at the Annual Meeting. The Form 10-K is not incorporated into this Proxy Statement and is not considered proxy-soliciting material. **Stockholders may obtain additional copies of the Form 10-K, without charge, by writing to Pharmacyclics, Inc., 995 East Arques Avenue, Sunnyvale, California 94085, Attn: Secretary.**

OTHER MATTERS

The Company knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters properly come before the Annual Meeting, it is the intention of the persons named in the enclosed form of Proxy to vote the shares they represent as the Board may recommend. Discretionary authority with respect to such other matters is granted by the execution of the enclosed Proxy.

THE BOARD OF DIRECTORS

October 1, 2012

pharmacyclics®

Pharmacyclics

999 East Arques Ave.
Sunnyvale, CA 94085

Phone: (408) 774-0330
Fax: (408) 774-0340
Email: info@pcyc.com
www.pharmacyclics.com

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP

488 Almaden Blvd,
San Jose, CA 95110

Transfer Agent
Computershare Investor Services

P.O. Box 43078
Providence, RI 02940-3023

Corporate Profile

Management Team

Robert W. Duggan
Chief Executive Officer and Chairman of the Board

Mahkam (Maky) Zanganeh, D.D.S., MBA
Chief Operating Officer

Lori Kunkel, M.D.
Chief Medical Officer

David J. Loury, Ph.D.
Chief Scientific Officer

Paula Boultbee
Executive Vice President, Sales and Marketing

Joshua T. Brumm
Executive Vice President of Finance

Maria Fardis, Ph.D., MBA
Executive Vice President, Operations and Alliances

Heow Tan
Executive Vice President, Global Manufacturing, Technical Operations and Education

Cynthia Anderson
Vice President, Clinical Operations

Joseph J. Buggy, Ph.D.
Vice President, Research

Fong Clow, D.Sc.
Vice President, Biostatistics, Programming and Data Management

Rainer (Ramses) M. Erdtmann
Vice President, Investor Relations, Education and Training

Urte Gayko, Ph.D.
Vice President, Regulatory Affairs

Gregory W. Hemmi, Ph.D.
Vice President, Chemical Operations

Christine Huh
Vice President, Human Resources

Richard Love
Vice President, Legal and Secretary

Jesse McGreivy, M.D.
Vice President, Clinical Science

Scott Shearer, Ph.D.
Vice President, Global Quality

Board of Directors

Robert W. Duggan

Eric Halvorson, J.D.

Roy Hardiman, J.D.

Minesh Mehta, M.D.

David Smith, Ph.D

Richard van den Broek

Robert Booth, Ph.D

Forward-looking statement

This letter contains forward-looking statements. These statements relate to future events or the future financial performance of Pharmacyclics. In some cases, it is possible to identify forward-looking statements by terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "possible," "potential," "predict," "should" or "will" or the negative of such terms or other comparable terminology. In particular, forward-looking statements include:

- statements about Pharmacyclics' future capital requirements and the sufficiency of Pharmacyclics' cash, cash equivalents, marketable securities and other financing proceeds to meet these requirements;
- information concerning possible or assumed future results of operations, trends in financial results and business plans;
- statements about Pharmacyclics' product development schedule;
- statements about Pharmacyclics' expectations for and timing of regulatory approvals for any of Pharmacyclics' product candidates;
- statements about the level of Pharmacyclics' expected costs and operating expenses;
- statements about the potential results of ongoing or future clinical trials;
- other statements about Pharmacyclics' plans, objectives, expectations and intentions; and
- other statements that are not historical fact.

From time to time, Pharmacyclics also may provide oral or written forward-looking statements in other materials Pharmacyclics releases to the public. Forward-looking statements are only predictions that provide Pharmacyclics' current expectations or forecasts of future events. Any or all of Pharmacyclics' forward-looking statements in this letter and in any other public statements are subject to unknown risks, uncertainties and other factors may cause Pharmacyclics' actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Although Pharmacyclics believes that the expectations reflected in the forward-looking statements are reasonable, Pharmacyclics cannot guarantee future results, performance or achievements. Investors are advised not place undue reliance on these forward-looking statements.

Pharmacyclics undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. Investors are advised, however, to consult any further disclosures Pharmacyclics makes on related subjects in Pharmacyclics' Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. In particular, note that Pharmacyclics provides a cautionary discussion of risks, uncertainties, assumptions and other factors relevant to Pharmacyclics' business under the caption Risk Factors and elsewhere in Pharmacyclics' Annual Report on Form 10-K for the fiscal year ended June 30, 2012. These are risks that could cause Pharmacyclics' actual results to differ materially from expected or historical results.

Pharmacyclics Pipeline

Our development focus is in the discovery of patient friendly cancer therapies.

Pharmacyclics / Janssen active trials		Pre-Clinical	Phase I	Phase II	Phase III
Oncology					
BTK Inhibitor / ibrutinib		**(Worldwide Partnership with Janssen Biotech)**			
CLL/SLL RR monotherapy	PCYC 1102				
CLL RR combination with BR	PCYC 1108				
CLL RR PHASE III BR+ibrutinib vs BR	JJ CLL 3001				
CLL RR combination with OFA	PCYC 1109				
CLL RR PHASE III ibrutinib vs OFA	PCYC 1112				
MCL RR monotherapy	PCYC 1104				
MCL RR PHASE III ex US ibrutinib vs torisel	JJ MCL3001				
MCL RR monotherapy	JJ MCL2001				
DLBCL RR monotherapy	PCYC 1106				
DLBCL Frontl. ibrutinib w/RCHOP	JJ DBL 1002				
Multiple Myeloma RR monotherapy	PCYC 1111				
HDAC Inhibitor / abexinostat		**(Ex-US Partnership with Servier)**			
Lymphoma					
Sarcoma					
Factor VIIa Inhibitor / PCI-27483		**(Unpartnered)**			
Pancreatic Cancer					
Autoimmune		**(Unpartnered)**			
BTK Inhibitor					

Ibrutinib (PCI-32765) is an investigational drug limited to investigational use and has not been approved by any regulatory agencies. Pharmacyclics and Janssen are investigating ibrutinib alone and in combination with other treatments in several B-cell malignancies, including treatment-naïve chronic lymphocytic leukemia (CLL), small lymphocytic lymphoma (SLL), relapsed/refractory CLL/SLL, mantle cell lymphoma (MCL), diffuse large B-cell lymphoma (DLBCL), follicular lymphoma and multiple myeloma. The partnership has initiated 3 Phase III trials that are designed to provide the clinical basis for global marketing authorization.

Partner Information

Ibrutinib worldwide collaboration with Janssen Biotech, Inc.

In December 2011, we entered into a worldwide collaboration and license agreement with Janssen Biotech, Inc., one of the Janssen Pharmaceutical Companies of Johnson & Johnson ("Janssen"), to develop and commercialize ibrutinib, a novel, oral, first-in-class BTK inhibitor being developed for the treatment of hematological malignancies, including non-Hodgkin's lymphoma, chronic lymphocytic leukemia and multiple myeloma.

Pharmacyclics and Janssen will collaborate on the development of ibrutinib for oncology and other indications, excluding all immune mediated diseases or conditions and all psychiatric or psychological diseases or conditions. Each company will lead development for specific indications as stipulated in a global development plan. The agreement includes plans to launch multiple Phase III trials of ibrutinib over the next several years.

Following regulatory approval, both Pharmacyclics and Janssen will book revenue and co-commercialize ibrutinib. In the U.S., Pharmacyclics will book sales and take a lead role in the U.S. commercial strategy development and both Pharmacyclics and Janssen will share in commercialization activities. Outside the United States, Janssen will book sales and lead and perform commercialization activities. Profits and losses from the commercialization activities will be equally split on a worldwide basis. Development and commercialization activities under the collaboration will be managed through a shared governance structure.

Strong Financial Position

Our balance sheet continues to be strong. We finished our fiscal year with over $200M in cash, cash equivalents, and marketable securities and no long term debt and received an additional $100M of milestone payments during the third calendar quarter of 2012.

In December 2011, we announced the entry into a worldwide collaboration agreement with Janssen Biotech, Inc., one of the Janssen Pharmaceutical companies of Johnson & Johnson pursuant to which we received an upfront payment of $150M and may receive up to an additional $825M in development and regulation milestone payments, $100M of which we have received to date (as noted above).

We are well positioned to advance our clinical development program, including Phase III trials generating new data that we believe may lead to patient friendlier cancer treatment options in the future.

Pharmacyclics Stock Performance Fiscal Year 2012



A 423% increase from 6/30/11 to 6/29/12 closing prices
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Closing price as of 09/14/2012 $62.46